As filed with the Securities and Exchange Commission on September 15, 2022
Registration Nos.

333-
811-05563

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	X

Pre-Effective Amendment No.	O
Post-Effective Amendment No.	O

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	X

Amendment No. 561	X

PACIFIC SELECT EXEC SEPARATE ACCOUNT OF
PACIFIC LIFE INSURANCE COMPANY
(Exact Name of Registrant)

PACIFIC LIFE INSURANCE COMPANY
(Name of Depositor)

700 Newport Center Drive
Newport Beach, California 92660
(Address of Depositor’s Principal Executive Offices) (Zip Code)

(949) 219-3943
(Depository’s Telephone Number, including Area Code)

Brandon J. Cage
Assistant Vice President
Pacific Life Insurance Company
700 Newport Center Drive
Newport Beach, California 92660
(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement. The Registrant hereby agrees to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall therefore become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

It is proposed that this filing will become effective (check appropriate box)

O immediately upon filing pursuant to paragraph (b) of Rule 485
O on pursuant to paragraph (b) of Rule 485
O 60 days after filing pursuant to paragraph (a)(1) of Rule 485
O on ________ pursuant to paragraph (a)(1) of Rule 485

If appropriate, check the following box:

O This post-effective amendment designates a new date for a previously filed post-effective amendment.

PACIFIC LEGACY SURVIVORSHIP VUL	PROSPECTUS [ ], 2022

Pacific Legacy Survivorship VUL is a last survivor flexible premium variable universal life insurance policy issued by Pacific Life Insurance Company (“Pacific Life”) through the Pacific Select Exec Separate Account of Pacific Life.

•  Flexible premium means you can vary the amount and frequency of your premium payments. You must, however, pay enough premiums to cover the ongoing costs of Policy benefits.

•  Variable means the Policy’s value depends on the performance of the Investment Options you choose.

•  Universal life insurance means you can accumulate cash value and the Policy provides a Death Benefit to the Beneficiary you choose.

•  Last survivor means the Policy insures the lives of two people and provides a Death Benefit payable after both people have died.

You should be aware that the Securities and Exchange Commission (SEC) has not approved or disapproved of the securities or passed upon the accuracy or adequacy of the disclosure in this prospectus. Any representation to the contrary is a criminal offense.

Additional information about certain investment products, including variable life insurance, has been prepared by the SEC’s staff and is available at Investor.gov.

If you are a new investor in the Policy, you may cancel your Policy within 10 days of receiving it without paying fees or penalties. In some states, this cancellation period may be longer. Upon cancellation, you will receive either a full refund of the amount you paid with your application or your total Policy value, plus any Policy charges and fees deducted, less Policy Debt. You should review this prospectus, or consult with your life insurance producer, for additional information about the specific cancellation terms that apply.

This Policy is not available in all states. This prospectus is not an offer in any state or jurisdiction where we are not legally permitted to offer the Policy. The Policy is described in detail in this prospectus and its Statement of Additional Information (SAI). Each Fund is described in its prospectus and in its SAI. No one has the right to describe the Policy or any Fund any differently than they have been described in these documents.

This material is not intended to be used, nor can it be used by any taxpayer, for the purpose of avoiding U.S. federal, state or local tax penalties. Pacific Life, its distributors and their respective representatives do not provide tax, accounting or legal advice. Any taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

TABLE OF CONTENTS

Special Terms	4
Important Information You Should Consider About The Policy	7
Overview Of The Policy	10
Fee Tables	12
Principal Risks of Investing in the Policy	15
Policy Basics	17
Issuing the Policy	17
Owners, the Insureds, and Beneficiaries	17
Policy Date	18
Illustrations	18
Your Free Look Right	18
Timing of Payments, Forms and Requests	19
Statements and Reports We Will Send You	20
Telephone and Electronic Transactions	21
Death Benefits	23
The Death Benefit	23
The Total Face Amount	23
Changing the Face Amount	23
Death Benefit Options	24
Changing Your Death Benefit Option	25
Death Benefit Qualification Test	26
Examples of Death Benefit Calculations	26
When We Pay the Death Benefit	27
Other Benefits Available Under the Policy	28
Optional Riders and Benefits	32
Conversion Rider	33
Enhanced Policy Split Option Rider	34
Policy Split Option Rider	35
Premier Living Benefits Rider 2	36
Terminal Illness Rider-Last Survivor	42
Estate Preservation Rider	44
Short-Term No-Lapse Guarantee Rider	45
Things to Keep in Mind	47
How Premiums Work	48
Your Initial Premium	48
Planned Premium Payments	48
Paying Your Premium	48
Deductions From Your Premiums	49
Limits on the Premium Payments You Can Make	49
Allocating Your Premiums	50
Your Policy’s Accumulated Value	51
Calculating Your Policy’s Accumulated Value	51
Additional Credit	51
Policy Charges	52
Monthly Deductions	52
Transaction Fees	54
Loan Interest	54
Lapsing and Reinstatement	54
Your Investment Options	57
Fixed Option	58
Transferring Among Investment Options and Market-timing Restrictions	58
Transfer Services	60
Withdrawals, Surrenders and Loans	63
Making Withdrawals	63
Taking Out a Loan	63
Ways to Use Your Policy’s Loan and Withdrawal Features	65
Surrendering Your Policy	65
General Information About Your Policy	66
Variable Life Insurance and Your Taxes	69

About Pacific Life	73
How Our Accounts Work	73
Voting Rights	74
Distribution Arrangements	75
State Regulation	76
Legal Proceedings and Legal Matters	76
Financial Statements	76
Appendix: Funds Available Under the Policy	77
Appendix: State Law Variations	80

Where To Go For More Information	back cover

SPECIAL TERMS

In this prospectus, you or your mean the policyholder or Owner. Pacific Life, we, us or our refer to Pacific Life Insurance Company. Policy means a Pacific Legacy Survivorship VUL variable life insurance policy, unless we state otherwise.

We have tried to make this prospectus easy to read and understand, but you may find some words and terms that are new to you. We have identified some of these below.

If you have any questions, please ask your life insurance producer or call us at (800) 347-7787.

Accounts – consist of the Fixed Account, the Variable Accounts, and the Loan Account, each of which may be referred to as an Account.

Account Additions – will increase the Fixed Account Value and/or the Variable Account Value based on your Allocation Instructions.

Account Deductions – treated as a proportionate deduction from the Fixed and Variable Account Value until each have been reduced to zero.  In lieu of the above, we make available other ways to make deductions from the Fixed Account or Variable Investment Options. Call us for any available deduction options.

Accumulated Value – the total amount of your Policy’s Variable Account Value, Fixed Account Value, and Loan Account Value, on any Business Day.

Additional Credit – At our discretion, on a non-guaranteed basis, we may credit the Accumulated Value with an additional amount.  The additional amount, if any, will be credited no less frequently than annually as an Account Addition. Once credited, the additional amount is nonforfeitable except indirectly due to any Surrender Charge.

Age – The age of each Insured on his/her birthday nearest the Policy Date. We add one year to this Age on each Policy Anniversary.

Allocation Instructions – your instruction to us that identifies the Investment Option(s) to which Net Premium and other Account Additions will be allocated. You may elect to change your Allocation Instructions for future premiums at any time by Written Request. A change will be effective as of the end of the Business Day on which we receive such Written Request.

Basic Face Amount – is the sum of the Face Amounts of all Basic Life Coverage Layers on the Insureds. The Face Amount of the initial Basic Life Coverage is shown in the Policy Specifications.

Basic Life Coverage – is insurance Coverage on the Insureds provided by this Policy as shown in the Policy Specifications and any related Supplemental Schedule of Coverage. Certain Riders may provide life insurance Coverage, but such amounts are not included in the Basic Life Coverage.

Basic Life Coverage Layer – is a layer of insurance coverage on the Insureds. There may be one or more Basic Life Coverage Layers created at issue. In addition, each increase in Basic Face Amount will create a new Basic Life Coverage Layer.  Each Basic Life Coverage Layer has its own Face Amount, Risk Class, Coverage Layer Date, and set of charges. Initial amounts will be shown in the Policy Specifications and any additional coverage layers added after issue will be shown in the Supplemental Schedule of Coverage.

Beneficiary – the person, people, entity or entities you name to receive the Death Benefit Proceeds.

Business Day – any day that the New York Stock Exchange and our Life Insurance Division are open. It usually ends at 4:00 p.m. Eastern time. A Business Day is also called a valuation day in your Policy.

Cash Surrender Value – the Policy’s Accumulated Value less any surrender charge.

Cash Value Accumulation Test – one of two Death Benefit Qualification Tests available under the Policy, and defined in Section 7702(b) of the Tax Code.

Class – is used in determining Policy charges, interest credited, and depends on a number of factors, including but not limited to the Death Benefit, Basic Face Amount and Face Amount, Coverage Layer, Policy Date, Policy duration, premiums paid, source of premium, Policy ownership structure, underwriting type, reinsurance, the Age and Risk Class of the Insured(s), requested or scheduled additions or increases of Coverage Layers, and the presence of optional Riders and benefits.

Code or Tax Code – is the U.S. Internal Revenue Code of 1986, as amended.

Coverage – insurance coverage on the Insureds as provided by the Policy or other attached Riders.

Coverage Layer – is insurance coverage on the Insureds provided by this Policy. Generally, increases in the Basic Face Amount under the Policy are referred to as a “Coverage Layer”.

Coverage Layer Date – is the effective date of a particular Coverage Layer and is the date used to determine Coverage Layer months, years and anniversaries. The Coverage Layer Date for the initial Coverage Layer is the Policy Date as shown in the Policy Specifications.

Death Benefit – the amount which is payable on the date of the Survivor’s death.

Death Benefit Proceeds – the amount which is payable to the Beneficiary on the date of the Survivor’s death, adjusted as provided in the Policy.

Death Benefit Qualification Test – either the Cash Value Accumulation Test or the Guideline Premium Test. This test determines what the lowest Minimum Death Benefit should be in relation to a Policy’s Accumulated Value. Each test available under the Policy is defined in Section 7702 of the Tax Code.

Evidence of Insurability – is information, including medical information, satisfactory to us that is used to determine insurability and the Risk Class for each Insured, subject to our approval and issue limits.

Face Amount – the amount of insurance Coverage on the Insureds provided by the Policy Coverage, as shown in the Policy Specifications and any related Supplemental Schedule of Coverage. The Face Amount is subject to increase or decrease as provided elsewhere in the Policy.

Fixed Account – an account that is part of our General Account to which all or a portion of Net Premium payments may be allocated for accumulation at a fixed rate of interest declared by us.

Fixed Account Value – the total amount of your Policy’s value allocated to the Fixed Account.

Fixed Option – An Investment Option that is part of our General Account. Currently, the Fixed Option available as of the Policy Date is the Fixed Account. Net Premiums and Accumulated Value under the Policy may be allocated to the Fixed Account.

Free Look Right – your right to cancel (or refuse) your Policy and return it for a refund.

Free Look Transfer Date – the day we transfer Accumulated Value from the Fidelity® VIP Government Money Market Variable Account to the Investment Options you chose.

Fund – one of the funds providing underlying portfolios for the Variable Investment Options offered under the Policy.

General Account – includes all of our assets, except for those held in the Separate Account, or any of our other separate accounts.

Grace Period – a 61-day period, beginning on the date we send you, and anyone to whom you have assigned your Policy, notice that your Policy’s Accumulated Value less Policy Debt is insufficient to pay the Monthly Deduction.  The Grace Period gives you 61 days in which to pay sufficient premium to keep your Policy In Force and prevent your Policy from lapsing.

Guideline Premium Limit – the maximum amount of premium or premiums that can be paid for any given Face Amount in order to qualify the Policy as life insurance for tax purposes as specified in the Guideline Premium Test.

Guideline Premium Test – one of two Death Benefit Qualification Tests available under the Policy, and defined in Section 7702(a)(2) of the Tax Code.

Illustration – a display of hypothetical future Policy benefits based on the assumed Age and Risk Class of an Insured, Face Amount of the Policy, Death Benefit Option, premium payments, any Rider requested, and historical or hypothetical gross rate(s) of return.

In Force – the Policy is in effect and provides a death benefit on the Survivor.

In Proper Form – is when we will process your requests once we receive all letters, forms or other necessary documents, completed to our satisfaction. In Proper Form may require, among other things, a notarized signature or some other proof of authenticity. We do not generally require such proof, but we may ask for proof if it appears that your signature has changed, if the signature does not appear to be yours, if we have not received a properly completed application or confirmation of an application, or for other reasons to protect you and us. Call us or contact your life insurance producer if you have questions about the In Proper Form requirement for a request.

Insured – a person on whose life the Policy is issued. Collectively referred to as the Insureds.

Investment Option – consist of the Variable Options, the Fixed Account, or any additional investment options that may be added.

Loan Account – an account which holds amounts transferred from the Investment Options as collateral for Policy loans.

Loan Account Value – the portion of your Policy’s Accumulated Value set aside to secure Policy Debt. The Loan Account Value is equal to the Loan Account plus any interest credited which will accrue daily. The daily interest is accrued at an annual effective rate for the number of actual days in the Policy year.

Minimum Death Benefit – is based on the Death Benefit Qualification Test for the Policy and at any time will be no less than the minimum amount we determine to be required for this Policy to qualify as life insurance under the Code. The Minimum Death Benefit is equal to the Minimum Death Benefit Percentage multiplied by the cash surrender value as determined under applicable tax law.

Minimum Death Benefit Percentage – is a factor used to determine the Minimum Death Benefit. This factor will depend on the Death Benefit Qualification Test that you have chosen. The Minimum Death Benefit Percentages as of the Policy Date are shown in the Policy Specifications.

Modified Endowment Contract – a type of life insurance policy as described in Section 7702A of the Tax Code, which receives less favorable tax treatment on distributions of cash value than conventional life insurance policies. Classification of a Policy as a Modified Endowment Contract is generally dependent on the amount of premium paid during the first seven Policy Years, or after a material change has been made to the Policy.

Monthly Deduction – an amount that is deducted monthly from your Policy’s Accumulated Value on the Monthly Payment Date until the Monthly Deduction End Date. See the YOUR POLICY’S ACCUMULATED VALUE – Monthly Deductions section in this prospectus for more information.

Monthly Deduction End Date – is the date when Monthly Deductions end as shown in the Policy Specifications. This date is the Policy Anniversary when the younger Insured attains age 121.

Monthly Payment Date – the day we deduct monthly charges from your Policy’s Accumulated Value. The first Monthly Payment Date is your Policy Date, and it is the same day each month thereafter.

Net Accumulated Value – the Accumulated Value less any Policy Debt.

Net Amount At Risk – the difference between the Death Benefit payable if the Survivor dies and the Accumulated Value of your Policy. We use a Net Amount At Risk to calculate the Cost of Insurance Charge. For Cost of Insurance Charge purposes, the Net Amount At Risk is equal to the Death Benefit as of the most recent Monthly Payment Date divided by 1.0008295, reduced by the Accumulated Value on the Monthly Payment Date after any Coverage Charge and Administrative Charges are deducted.

Net Cash Surrender Value – the Cash Surrender Value less any Policy Debt.

Net Premium – premium paid less any premium load deducted.

Owner – the person named on the application who makes the decisions about the Policy and its benefits while it is In Force. Two or more Owners are called Joint Owners. See the POLICY BASICS – Owners, the Insureds, and Beneficiaries section in this prospectus for more information.

Policy Anniversary – the same day as your Policy Date every year after we issue your Policy.

Policy Date – the date upon which life insurance coverage under the Policy becomes effective. The Policy date is used to determine the Monthly Payment Date, Policy months, Policy Years, and Policy monthly, quarterly, semi-annual and annual anniversaries.

Policy Debt – the amount necessary to repay any loan in full. It is equal to the Loan Account plus any accrued loan interest charge.

Policy Specifications – summarizes information specific to your Policy at the time the Policy is issued. We will send you updated Policy Specification pages or supplemental schedules if you change your Policy’s Face Amount or any of the Policy’s other benefits.

Policy Year – starts on your Policy Date and each Policy Anniversary, and ends on the day before the next Policy Anniversary.

Premium Band – the amount used to determine any General Account surplus premium load that may apply for premium paid that is greater than the Premium Band amount.

Riders – provide extra benefits, some at additional cost. Any optional Rider which offers additional life insurance Coverage on both Insureds will have an initial Face Amount and any increase is also referred to as a “Coverage Layer”.

Risk Class – is determined during the underwriting process and is used to determine certain Policy charges. The Risk Class of each Insured is shown in the Policy Specifications. The Risk Class of each Insured for any additional coverage added after issue will be shown in the Supplemental Schedule of Coverage.

Separate Account – the Pacific Select Exec Separate Account, a separate account of ours registered as a unit investment trust under the Investment Company Act of 1940.

Supplemental Schedule of Coverage – is the written notice we will provide you reflecting certain changes made to your Policy after the Policy Date.

Surrender Charge – a charge that may apply and reduce the Policy’s Accumulated Value if you surrender your Policy.

Survivor – the living Insured after one of the Insureds dies. If the two Insureds die in close proximity such that it cannot be determined who died first, it shall be assumed that the younger Insured survived the older Insured.

Total Face Amount – the sum of all Basic Face Amounts. The Total Face Amount is used in determining the Death Benefit under this Policy and the initial Total Face Amount is shown on the cover of your Policy or subsequent Supplemental Schedule of Coverage.

Variable Account – a subaccount of the Separate Account which invests in shares of a corresponding underlying Fund.

Variable Account Value – the total amount of your Policy’s Accumulated Value allocated to the Variable Accounts.

Variable Investment Option (“Variable Option”) – a Variable Account available under this Policy that is part of the Separate Account.

When the Policy is In Force – This Policy is In Force as of the Policy Date, subject to your acceptance of the delivered Policy and payment of the initial premium. The Policy remains In Force until the earliest of any of the following: Policy surrender, Policy lapse, or the death of the Survivor.

Written Request – your signed request in writing, which may be required on a form we provide, and received by us at our Administrative Office In Proper Form, containing information we need to act on the request. Written Request includes an electronic request provided in a form acceptable to us.

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE POLICY

FEES AND EXPENSES				LOCATION IN PROSPECTUS
Charges for Early Withdrawals

If you surrender your Policy within the first 20 years of any Basic Life Coverage Layer added to the Policy (each Basic Life Coverage Layer will have its own 20-year period from the date it went into effect) you will be assessed a surrender charge of up to a maximum of [%] ($[   ]) per $1,000 of Face Amount. This charge will vary based on the individual characteristics of each Insured and other options chosen.

For example, if you surrender your Policy within the first 20 years of Policy issue, you could pay a surrender charge up to $[   ] on a $100,000 of Face Amount.

Fee Tables Surrendering Your Policy
Transaction Charges

In addition to surrender charges, you may also be charged for other transactions. These other charges may include charges for each premium paid, withdrawal charge for partial withdrawals, transfer fees for transfers among the Investment Options, Illustration request fee, face amount increases, risk class changes, and for requests to increase certain benefits under an optional rider.

Fee Tables Deductions From Your Premiums Making Withdrawals
Ongoing Fees and Expenses (annual charges)

In addition to surrender charges and transaction charges, an investment in the Policy is subject to certain ongoing fees and expenses, including fees and expenses covering the cost of insurance under the Policy and the cost of optional benefits available under the Policy, including charges on any Policy loan and such fees and expenses (excluding Policy loan charges) are set based on characteristics of each Insured (e.g. age, sex, and rating classification). Please review the Policy Specifications page of your Policy for rates applicable to your Policy.

You will also bear expenses associated with the Funds you choose under the Policy, as shown in the following table:

Fee Tables Monthly Deductions Appendix: Funds Available Under the Policy
	ANNUAL FEE	MINIMUM	MAXIMUM
	Investment Options (Fund fees and expenses)	[ ]%[1]	[ ]%[1]

1     As a percentage of Fund assets.

RISKS		LOCATION IN PROSPECTUS
Risk of Loss	You can lose money by investing in the Policy, including loss of principal.	Principal Risks of Investing in the Policy
Not a Short-Term Investment

This Policy is not a short-term investment and is not appropriate for an investor who needs ready access to cash. The Policy is designed to provide a death benefit. This Policy may not be the right kind of policy if you plan to withdraw money or surrender your Policy for short-term needs.

Surrender charges apply for up to 20 years for each Basic Life Coverage Layer added to the Policy and any withdrawals may be subject to income tax. If there is a reduction in the Face Amount of a Basic Life Coverage Layer, including decreases due to withdrawals, the surrender charge for the effected Basic Life Coverage Layer will not change.

Principal Risks of Investing in the Policy
Risks Associated with Investment Option

An investment in this Policy is subject to the risk of poor investment performance and can vary depending on the performance of the Investment Options available under the Policy (e.g. Funds).

Each Investment Option (including the Fixed Account) will have its own unique risks.

You should review, working with your life insurance producer, the Investment Options before making an investment decision.

Principal Risks of Investing in the Policy Investment Options - Fixed Option Appendix: Funds Available Under the Policy
Insurance Company Risks

Investment in the Policy is subject to the risks related to us, and any obligations (including the Fixed Account), guarantees, or benefits are subject to our claims-paying ability. If we experience financial distress, we may not be able to meet our obligations to you. More information about us, including our financial strength ratings, is available upon request by calling us at (800) 347-7787 or visiting our website at www.PacificLife.com.

Principal Risks of Investing in the Policy About Pacific Life
Contract Lapse

Your Policy remains In Force as long as you have sufficient Net Accumulated Value to cover your Policy’s monthly deductions of Policy charges. Insufficient premium payments, poor investment performance, withdrawals, and unpaid loans or loan interest may cause your Policy to lapse – which means no death benefit will be paid. There are costs associated with reinstating a lapsed Policy.

Principal Risks of Investing in the Policy Lapsing and Reinstatement

RESTRICTIONS	LOCATION IN PROSPECTUS
Investments

Transfers between Investment Options are limited to 25 each calendar year. Any transfers to or from the Fixed Account will be counted towards the 25 allowed each calendar year unless part of a transfer program (for example, the first year transfer service). Transfers to or from a Variable Investment Option cannot be made before the seventh calendar day following the last transfer to or from the same Variable Investment Option.  Additional Fund transfer restrictions apply.

Under the Fixed Account, there are amount and/or percentage limits on how much may be transferred out of the Fixed Account. These limits are significantly more restrictive than those that apply to transfers out of the Variable Investment Options. It may take several Policy Years to transfer your Accumulated Value out of the Fixed Account to the Variable Investment Options. Additional Fixed Account transfer restrictions apply. Currently, we are not imposing the amount and/or percentage limits on the Fixed Account.

Certain Funds may stop accepting additional investments into their Fund or may liquidate a Fund. In addition, if a Fund determines that excessive trading has occurred, they may limit your ability to continue to invest in their Fund for a certain period of time.

We reserve the right to remove, close to new investment, or substitute Funds as Investment Options.

Transferring Among Investment Options and Market-Timing Restrictions Transfer Services Appendix: Funds Available Under the Policy
Optional Benefits

We offer several optional benefits in the form of a rider to the Policy. Various optional benefits are available and some have an additional charge. Not all riders are available in every state. We may stop offering an optional benefit at any time for new Policy purchases.

Certain optional benefits limit or restrict the Investment Options that you may select under the Contract.

Optional Riders and Benefits Appendix: Funds Available Under the Policy

TAXES	LOCATION IN PROSPECTUS
Tax Implications

Consult with a tax professional to determine the tax implications of an investment in and payments received under the Policy. Withdrawals will be subject to ordinary income tax and may be subject to tax penalties. There is no additional tax benefit to you if the Policy is purchased through a tax-qualified plan.

Variable Life Insurance and Your Taxes

CONFLICTS OF INTEREST	LOCATION IN PROSPECTUS
Investment Professional Compensation

Some life insurance producers may receive compensation for selling this Policy to you in the form of commissions, additional cash compensation, and non-cash compensation. We may also provide additional payments in the form of cash, other special compensation or reimbursement of expenses to the life insurance producer’s selling broker dealer. These life insurance producers may have a financial incentive to offer or recommend this Policy over another investment.

Distribution Arrangements
Exchanges

Some life insurance producers may have a financial incentive to offer you a new policy in place of the one you already own.

You should only exchange your policy if you determine, after comparing the features, fees, and risks of both policies, that it is preferable for you to purchase the new policy rather than continue to own the existing policy.

Policy Exchange Distribution Arrangements

OVERVIEW OF THE POLICY

Purpose

This primary purpose of the Policy is to provide life insurance protection and flexibility for premium payments, the death benefit, and investment selections to meet your specific life insurance needs. This Policy may be appropriate if you are looking to provide a death benefit for family members or others. Discuss with your life insurance producer whether this Policy, optional benefits and underlying Investment Options are appropriate for you, taking into consideration your age, income, net worth, tax status, insurance needs, financial objectives, investment goals, liquidity needs, time horizon, risk tolerance and relevant information. Together you can decide if this Policy is right for you. Also, before you purchase this Policy, you may request a personalized illustration of your hypothetical future benefits under the Policy based on your personal characteristics (e.g. age and risk class), Face Amount of your Policy, Death Benefit Option, planned periodic premium, any Rider requested, and historical or hypothetical gross rate(s) of return.

Premiums

After you pay the first premium payment, the Policy gives you the flexibility to choose the amount and frequency of your additional premium payments within certain limits. You may schedule your premium payments, referred to as planned periodic premium, on an annual, semi-annual, quarterly, or monthly basis. You are not required to pay any planned premiums. However, payment of insufficient premiums may result in a lapse of the Policy. There is no guarantee that your Policy will not lapse even if you pay your planned premium. Your Policy will lapse if the Accumulated Value, less Policy Debt, is not enough to cover the Monthly Deduction on the day we make the deduction. If this occurs, your Policy will enter its Grace Period. The Grace Period is 61 days from the date we send you a notice that explains the sufficient amount to pay to keep your Policy In Force. During the Grace Period, your Policy will remain In Force and continue to provide a death benefit. If sufficient premium has not been made within the Grace Period, your Policy will lapse. You should consider a periodic review of your coverage with your life insurance producer. This Policy offers a rider that provides no-lapse protection for a certain period if rider conditions are met. See the Short-Term No-Lapse Guarantee Rider in the OTHER BENEFITS AVAILABLE UNDER THE POLICY section in this prospectus. Also see the YOUR POLICY’S ACCUMULATED VALUE - Lapsing and Reinstatement section in this prospectus.

Your net premium payments may be allocated to Variable Investment Options (each of which invests in a corresponding Fund) and/or the Fixed Account which provides a guaranteed minimum interest rate.

Additional information about the Funds is provided in the APPENDIX: FUNDS AVAILABLE UNDER THE POLICY section in this prospectus.

Federal tax law puts limits on the premium payments you can make in relation to your Policy’s Death Benefit. We may refuse all or part of a premium payment you make, or remove all or part of a premium from your Policy and return it to you under certain circumstances, for example, if the amount of premium you paid would result in your Policy no longer qualifying as life insurance or becoming a Modified Endowment Contract under the Tax Code.

Policy Features

Death Benefit

While the Policy is In Force, we will pay death benefit proceeds to the Beneficiary upon the death of the Survivor. The death benefit proceeds equal the death benefit plus any additional benefit provided by a rider less any outstanding loan or unpaid Policy charges. You may choose between three Death Benefit Options:

•     Option A – the Total Face Amount of the Policy,

•     Option B – the Total Face Amount of the Policy plus the Accumulated Value, or

•     Option C – the Total Face Amount of the Policy plus the total premiums that have been paid, less any withdrawals or distributions that reduce your Accumulated Value.

Policy charges vary depending on which Death Benefit Option is selected.

Withdrawals

You can withdraw part of the Accumulated Value starting on your Policy’s first anniversary (no withdrawals may be made during the first year of the Policy). Each withdrawal must be at least $200 and after a withdrawal, the remaining Accumulated Value less any loan amount must be at least $500. Making a withdrawal may have tax consequences, increase the risk of the Policy lapsing, and reduce Policy values and the Death Benefit. Withdrawals may also be subject to a charge of $25 per withdrawal, but we are not currently imposing this charge.

Surrender

You can surrender your Policy at any time while either Insured is alive. Any outstanding loan or loan interest, or surrender charge will be deducted and surrender proceeds will be paid in a single lump sum check. Upon surrender, you will have no life insurance coverage under this Policy. A surrender may have tax consequences.

Loans

You can borrow money from your Policy any time after the Free Look Transfer Date to gain access to the Accumulated Value in the Policy. The maximum amount available to borrow will be less than 100% of your Accumulated Value. The minimum amount you can borrow is $200. Loans may have tax consequences. A loan is available based on the Accumulated Value allocated to any of the Investment Options. When you borrow money from your Policy, we use your Policy’s Accumulated Value as security. You pay interest on the amount you borrow which is due on your Policy Anniversary. The Accumulated Value set aside to secure your loan is transferred to a Loan Account which earns interest daily. Taking out a loan, whether or not you repay it, will affect the growth of your Policy’s Accumulated Value since the amount used to secure the loan will not participate in the investment experience of the Investment Options, will not be available to pay any Policy charges, may increase the risk of the Policy lapsing, and could reduce the amount of the Death Benefit.

Optional Benefits

The Policy offers the following Investment Option transfer services at no additional cost: dollar cost averaging, portfolio rebalancing, first year transfer, and the Fixed Option interest sweep. You may only participate in one transfer service at any time. You can find additional information about the transfer services in the OTHER BENEFITS AVAILABLE UNDER THE POLICY section in this prospectus.

The Policy offers several riders (some for an additional charge) that provide supplemental benefits under the Policy. Your life insurance producer can help you determine if any of these riders are suitable for you. These riders may not be available in all states. Any charges associated with each rider are presented in the FEE TABLES section in this prospectus.

Riders available are:

Conversion Rider	Premier Living Benefits Rider 2
Enhanced Policy Split Option Rider	Short-Term No-Lapse Guarantee Rider
Estate Preservation Rider	Terminal Illness Rider – Last Survivor
Policy Split Option Rider

You can find additional information about the riders in the OTHER BENEFITS AVAILABLE UNDER THE POLICY and OPTIONAL RIDERS AND BENEFITS sections in this prospectus.

FEE TABLES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering or making withdrawals from the Policy. Please refer to your Policy specifications page for information about the specific fees you will pay each year based on the options you have elected.

The first table describes the fees and expenses that you will pay at the time you buy the Policy, surrender or make withdrawals from the Policy, or transfer Accumulated Value between Investment Options.

TRANSACTION FEES
CHARGE	WHEN CHARGE IS DEDUCTED	AMOUNT DEDUCTED
Maximum Sales Charge Imposed on Premiums (Load)
Basic premium load	Upon receipt of premium[3]	6.90% of basic premium
General Account surplus premium load	Upon receipt of premium allocated to the General Account (Fixed Account) that exceeds the Premium Band amount[3]	20.00% of General Account surplus premium[4]
Internal premium load	Upon receipt of a replacement or conversion of a policy you have with us3	6.90% of internal premium
Maximum surrender charge[1]	Upon full surrender of the Policy if any Basic Coverage Layer has been in effect for less than 20 years.[3]	$[ ] per $1,000 of Basic Face Amount
Withdrawal charge[2]	Upon partial withdrawal of Accumulated Value	$25 per withdrawal
Excess Transfer Charge[2]	Upon transfer of Accumulated Value between Investment Options	$25 per transfer in excess of 12 per Policy Year
Evidence of Insurability[2]	Upon a request to increase the Basic Face Amount	$100 for each Insured
Illustration request[2]	Upon request of Policy illustration in excess of 1 per year	$25 per request
Terminal Illness Rider – Last Survivor Processing Charge[2]	Upon approval of specific request	$100 per request
Policy Split Option Rider (Admin Fee)[2]	Upon effective date of the exchange	$200 per request

1      The surrender charge is based on the Age and Risk Class of the Insureds, the Face Amount of the effected Coverage Layer(s), as well as the Death Benefit Option you choose. If there is a reduction in the Face Amount of a Basic Coverage Layer, including decreases due to withdrawals, the surrender charge for the effected Basic Coverage Layer will not change. The surrender charge reduces to $0 after 20 years from the effective date of each Coverage Layer. The surrender charge shown in the table may not be typical of the surrender charge you will pay. Ask your life insurance producer for information on this charge for your Policy. The surrender charge for your Policy will be stated in the Policy Specifications.

2      We currently do not impose this charge.

3      If an internal transfer occurs between two variable universal life policies you have with us in connection with a transfer or exchange offer by Pacific Life or Pacific Select Distributors, LLC (our distributor), including pursuant to a conversion or split option rider, the amount transferred will not incur any Premium Load (which includes basic, General Account surplus, and internal premium loads). Premium loads will apply (basic and General Account surplus) on the new Policy for additional premium added at issue or after the initial premium paid. In addition, the internal transfer will not incur a surrender charge on any amount transferred from the old policy to purchase the new policy. Any surrender charge applicable to the new policy will continue to apply under the terms of the new policy.

4      Currently, a General Account surplus premium load will only be imposed for premiums paid (excluding internal premiums) that exceed the Premium Band amount during the first Policy year.

The next table describes the fees and expenses that you will pay periodically during the time you own the Policy, not including Fund fees and expenses.

PERIODIC CHARGES OTHER THAN FUND OPERATING EXPENSES
CHARGE	WHEN CHARGE IS DEDUCTED	AMOUNT DEDUCTED
Base Policy Charges:
Cost of Insurance[1,2]
Minimum and Maximum guaranteed charge	Monthly Payment Date	$[ ]–$[ ] per $1,000 of Net Amount At Risk
Charge for a representative Insured

Maximum guaranteed charge during Policy Year 1 is $[    ] per $1,000 of Net Amount At Risk for a male standard non-smoker who is Age 56 at Policy issue and for a female standard non-smoker who is Age 53 at Policy issue[3]

Minimum and Maximum current charge		$[ ]–$[ ] per $1,000 of Net Amount At Risk
Charge for a representative Insured

Current charge during Policy Year 1 is $[     ] per $1,000 of Net Amount At Risk for a male standard non-smoker who is Age 56 at Policy issue and for a female standard non-smoker who is Age 53 at Policy issue[3]

Administrative charge[1]
Maximum charge	Monthly Payment Date	$15.00
Asset charge[1]
Maximum guaranteed charge Current charge	Monthly Payment Date	Maximum guaranteed charge is [ ]% annually ([ ]% monthly) of unloaned Accumulated Value. Current charge is [ ]% annually ([ ]% monthly) of unloaned Accumulated Value.
Coverage charge[1,4]
Minimum and Maximum guaranteed charge	Monthly Payment Date, beginning on effective date of each Basic Life Coverage Layer	$[ ] per Policy plus $[ ]- $[ ] per $1,000 of Basic Life Coverage Layer
Charge for a representative Insured

Maximum guaranteed charge during Policy Year 1 is $[   ] per Policy plus $[    ] per $1,000 of Basic Life Coverage Layer for a male standard non-smoker who is Age 56 at Policy issue and for a female standard non-smoker who is Age 53 at Policy issue[3]

Minimum and Maximum current charges		$[ ] per Policy plus $[ ]-$[ ] per $1,000 of Basic Life Coverage Layer
Charge for a representative Insured

Current charge during Policy Year 1 is $[    ] per Policy plus $[    ] per $1,000 of Basic Life Coverage Layer for a male standard non-smoker who is Age 56 at Policy issue and for a female standard non-smoker who is Age 53 at Policy issue[3]

Optional Benefit Charges[6]:
Loan interest charge
Maximum guaranteed and current charge	Policy Anniversary	2.25% of Policy’s Loan Account balance annually[5]
Estate Preservation Rider
Minimum and maximum guaranteed charge Charge for a representative Insured	Monthly Payment Date

$[    ]-$[     ] per $1,000 of Face Amount

Maximum guaranteed charge is $[    ] per $1,000 of Coverage Layer at end of Policy Year 1 for a male standard non-smoker who is Age 56 at Policy issue and for a female standard non-smoker who is Age 53 at Policy issue[3]

Minimum and maximum current charge		$[ ]-$[ ] per $1,000 of Face Amount
Charge for a representative Insured		Current charge is $[ ] per $1,000 of Coverage Layer at end of Policy Year 1 for a male standard non-smoker who is Age 56 at

PERIODIC CHARGES OTHER THAN FUND OPERATING EXPENSES
CHARGE	WHEN CHARGE IS DEDUCTED	AMOUNT DEDUCTED
		Policy issue and for a female standard non-smoker who is Age 53 at Policy issue[3]
Policy Split Option Rider
Minimum and Maximum guaranteed charge	At rider exercise	$200

1     This charge is not deducted on and after your Policy’s Monthly Deduction End Date.

2      Cost of insurance rates apply uniformly to all members of the same Class and vary based on Age, sex, and Risk Class of the Insureds. The cost of insurance charges shown in the table may not be typical of the charges you will pay. Your Policy Specifications will indicate the guaranteed cost of insurance charge applicable to your Policy, and more detailed information concerning your cost of insurance charges is available on request from your life insurance producer or us. Also, before you purchase the Policy, you may request personalized Illustrations. Cost of insurance rates for your Policy will be stated in the Policy Specifications and calculated using the Net Amount At Risk.

3      Charges shown for the representative insured may not be typical of the charges you will pay.

4      The Coverage charge rate is based on the Age, sex, and Risk Class of the Insureds on the Policy Date or date Rider is effective. Each Coverage Layer will have a corresponding Coverage charge related to the amount of the increase, based on the Age and Risk Class of the Insureds at the time of the increase. A decrease in Face Amount will not decrease the applicable Coverage charge for any Coverage Layer. Ask your life insurance producer for information regarding this charge for your Policy. The Coverage charge for your Policy will be stated in the Policy Specifications. The Coverage charge on a current basis only applies for the first 10 years of each Coverage Layer.

5      In addition to the loan interest charge, the Loan Account Value that is used to secure Policy Debt will be credited interest at a minimum of 2.00% to help offset the Loan interest charge of 2.25%. Loan interest on the Loan Account and Policy Debt accrues daily and any Loan interest that has accrued is due on each Policy Anniversary. Any unpaid Loan interest on each Policy Anniversary will be added to the Loan Account. On each Policy Anniversary, we transfer the excess of the Policy Debt over Loan Account Value from the Investment Options (as an Account Deduction) to the Loan Account. If the Loan Account Value is greater than Policy Debt, then such excess is transferred from the Loan Account to the Variable Options or the Fixed Account on a proportionate basis according to your most recent Allocation Instructions.

6      Riders are described under the OPTIONAL RIDERS AND BENEFITS section of this prospectus. Rider charges are based on the Age and Risk Class of the person insured under the Rider on the effective date of the Rider. Ask your life insurance producer for information on optional Rider charges for your Policy. The charges for any optional benefit Riders you add to your Policy will be stated in the Policy Specifications.

7      A decrease in Face Amount will not decrease its Coverage charge because the Coverage charge is based on the Coverage Layer at issue and the charge is used to recover the expense of issuing the insurance coverage.

The next item shows the minimum and maximum total operating expenses charged by the Fund that you pay periodically during the time that you own the Policy. A complete list of Funds available under the Policy, including their annual expenses, may be found at the back of this document in the APPENDIX: FUNDS AVAILABLE UNDER THE POLICY.

Annual Fund Expenses

	Minimum	Maximum
Expenses that are deducted from Fund assets, including management fees, distribution and/or service (12b-1) fees, and other expenses.	[ ]%	[ ]%

PRINCIPAL RISKS OF INVESTING IN THE POLICY

Risk of Loss

You can lose money by investing in this Policy, including loss of principal. The Policy is not a deposit or obligation of, or guaranteed or endorsed by any bank. It is not federally insured by the Federal Deposit Insurance Corporation (FDIC), the Federal Reserve Board, or any other government agency.

Unsuitable as Short-Term Savings Vehicle

This Policy is not a short-term investment and is not appropriate for an investor who needs ready access to cash. The Policy is designed to provide a death benefit for family members or others. This Policy may not be the right kind of policy if you plan to withdraw money or surrender your Policy for short-term needs. No withdrawals may be made during the first year of the Policy. Surrender charges apply for up to 20 years for each Basic Life Coverage Layer added to the Policy and any withdrawals may be subject to income tax. If there is a reduction in the Face Amount of a Basic Life Coverage Layer, including decreases due to withdrawals if applicable, the surrender charge for the effected Basic Life Coverage Layer will not change. Please discuss your insurance needs and financial objectives with your life insurance producer. Together you can decide if the Policy is right for you. We are a variable life insurance policy provider. We are not a fiduciary and therefore do not give advice or make recommendations regarding insurance or investment products.

Policy Lapse

Your Policy remains In Force as long as you have sufficient Net Accumulated Value to cover your Policy’s monthly deductions of Policy charges. Insufficient premium payments, poor investment performance, withdrawals, and unpaid loans or loan interest may cause your Policy to lapse – which means no death benefit will be paid. There are costs associated with reinstating a lapsed Policy. There is no guarantee that your Policy will not lapse even if you pay your planned periodic premium. You should consider a periodic review of your coverage with your life insurance producer.

Before your Policy lapses, there is a Grace Period. The Grace Period gives you 61 days to pay enough additional premium to keep your Policy In Force and to prevent your Policy from lapsing. The 61-day period begins on the date we send notice that your Policy’s Accumulated Value less any Policy Debt is not enough to pay the total monthly charge.

Limitations on Access to Accumulated Value through Withdrawals

Withdrawals under the Policy are available starting on the first Policy Anniversary. Each withdrawal must be at least $200. We will not accept a withdrawal request if the withdrawal will cause the Policy to become a Modified Endowment Contract (MEC), unless you have told us in writing that you desire to have your Policy become a MEC. See the Tax Implications section below for additional information on MECs.

Risks Associated with Variable Investment Options

You should consider the Policy’s investment as well as its costs. Your investment is subject to the risk of poor investment performance and can vary depending on the performance of the Variable Investment Options you have chosen. Each Variable Investment Option will have its own unique risks. The value of each Variable Investment Option will fluctuate with the value of the investments it holds, and returns are not guaranteed. You can lose money by investing in the Policy, including loss of principal. You bear the risk of any Variable Investment Options you choose. You should read each Fund prospectus carefully before investing. You can obtain a Fund prospectus by contacting your life insurance producer or by visiting https://www.pacificlife.com/home/products/life-insurance/variable-universal-life-insurance/prospectuses-and-other-reports.html. No assurance can be given that a Fund will achieve its investment objectives.

Risks Associated with Fixed Account

Under the Fixed Account, there are amount and/or percentage limits on how much may be transferred out of the Fixed Account. These limits are significantly more restrictive than those that apply to transfers out of the Variable Investment Options and it may take several Policy Years to transfer your Accumulated Value out of the Fixed Account to Variable Investment Options. Such restrictions on transfers out of the Fixed Account may prevent you from reallocating your Accumulated Value at the times and in the amounts that you desire and may result in lower investment performance than if you allocated to Variable Investment Options. See the YOUR INVESTMENT OPTIONS – Transferring Among Investment Options and Market-timing Restrictions section in this prospectus. Currently, we are not imposing the amount and/or percentage limits on the Fixed Account.

Insurance Company Risks

Investment in the Policy is subject to the risks related to us, and any obligations (including under the Fixed Account), guarantees, or benefits are backed by our claims paying ability and financial strength. You must look to our strength with regard to such guarantees.

Tax Implications

We believe the Policy meets the statutory definition of life insurance for federal income tax purposes. We do not know whether the current treatment of life insurance policies under current federal income tax, estate, or gift tax laws will continue. We also do not know if the current interpretations of the laws by the IRS or the courts will remain the same. Also, future legislation may adversely change the tax treatment of life insurance policies.

Death benefits from a life insurance policy may generally be excluded from income under the Tax Code.  Also, you generally are not subject to taxation on any increase in the Accumulated Value until it is withdrawn. You may be subject to income tax if you take withdrawals or surrender your Policy, or if your Policy lapses and you have not repaid any outstanding Policy Debt. If your Policy becomes a MEC, distributions you receive beginning on the date the Policy becomes a MEC may be subject to tax and a 10% penalty.

Cybersecurity and Business Continuity Risks

Our business is highly dependent upon the effective operation of our computer systems and those of our business partners. As a result, our business is potentially susceptible to operational and information security risks associated with the technologies, processes and practices designed to protect networks, systems, computers, programs and data from attack, damage or unauthorized access. These risks include, among other things, the theft, loss, misuse, corruption and destruction of data maintained online or digitally, denial of service on websites and other operational disruption, and unauthorized release of confidential customer information. Cyber-attacks affecting us, any third-party administrator, the underlying Funds, intermediaries, and other affiliated or third-party service providers may adversely affect us and your Policy Accumulated Value. For instance, cyber-attacks may interfere with Policy transaction processing, including the processing of orders from our website or with the underlying Funds; impact our ability to calculate Accumulated Unit Values, Subaccount Unit Values or an underlying Fund to calculate a net asset value; cause the release and possible destruction of confidential customer or business information; impede order processing; subject us and/or our service providers and intermediaries to regulatory fines and financial losses; and/or cause reputational damage. Cybersecurity risks may also impact the issuers of securities in which the underlying Funds invest, which may cause the Funds underlying your Policy to lose value. The constant change in technologies and increased sophistication and activities of hackers and others, continue to pose new and significant cybersecurity threats. While measures have been developed that are designed to reduce cybersecurity risks, there can be no guarantee or assurance that we, the underlying Funds, or our service providers will not suffer losses affecting your Policy due to cyber-attacks or information security breaches in the future.

We are also exposed to risks related to natural and man-made disasters or other events, including (but not limited to) earthquakes, fires, floods, storms, epidemics and pandemics (such as COVID-19), terrorist acts, civil unrest, malicious acts and/or other events that could adversely affect our ability to conduct business. The risks from such events are common to all insurers. To mitigate such risks, we have business continuity plans in place that include remote workforces, remote system and telecommunication accessibility, and other plans to ensure availability of critical resources and business continuity during an event. Such events can also have an adverse impact on financial markets, U.S. and global economies, service providers, and Fund performance for the Funds available through your Policy. There can be no assurance that we, the Funds, or our service providers will avoid such adverse impacts due to such events and some events may be beyond control and cannot be fully mitigated or foreseen.

POLICY BASICS

Pacific Legacy Survivorship VUL is a last survivor flexible premium variable life insurance policy that insures the lives of two people and pays Death Benefit Proceeds after both people have died.

When you buy a Pacific Legacy Survivorship VUL life insurance Policy, you are entering into a contract with Pacific Life Insurance Company. Your contract with us is made up of your application, your Policy, applications to change or reinstate the Policy, any amendments, Riders or endorsements to your Policy, Supplemental Schedules of Coverage, and Policy Specifications.

Issuing the Policy

Your life insurance producer will assist you in completing your application for the Policy. Your life insurance producer’s broker-dealer firm has up to 7 business days to review the application before it is sent to us. When we approve your application, we will issue your Policy. If your application does not meet our underwriting and administrative requirements, we can reject it or ask you for more information. Your Policy will be sent to your life insurance producer for delivery to you. You will be asked to sign a policy delivery receipt. For Policy delivery status, check with your life insurance producer.

Our obligations to you under the Policy begin When the Policy is In Force.

If there are any outstanding contractual or administrative requirements that prevent your Policy from being placed In Force, your life insurance producer will review them with you no later than when the Policy is delivered. See the HOW PREMIUMS WORK – Your Initial Premium section in this prospectus for more information.

Your Policy will be In Force until one of the following happens:

•     The Survivor under the Policy dies,

•     The Grace Period expires and your Policy lapses, or

•     You surrender your Policy.

If your Policy is not In Force when the Survivor dies, we are not obligated to pay the Death Benefit Proceeds to your Beneficiary.

Owners, the Insureds, and Beneficiaries

Owners

You can own a Policy by yourself or with someone else. You need the signatures of all Owners for all Policy transactions.

If one of the Joint Owners dies, the surviving Owner will hold all rights under the Policy. If the Owner or the last Joint Owner dies, his or her estate will own the Policy unless you have given us other instructions.

You can change the Owner of your Policy by completing a Change of Owner Form. Please contact us or your life insurance producer for a Change of Owner Form. Once we receive and record your request, the change will be effective as of the day you signed the Change of Owner Form. You should consult your life insurance producer or legal counsel about designating ownership interests.

The Insureds

This Policy insures the lives of two people who are at least Age 18 and no older than 90 at the time you apply for your Policy, and who have given us satisfactory evidence of insurability. The Policy pays Death Benefit Proceeds after the Survivor has died.

Each Insured is assigned an underwriting or insurance Risk Class which we use to calculate cost of insurance and other charges. Most insurance companies use similar risk classification criteria. We normally use the medical or paramedical underwriting method to assign underwriting or insurance Risk Classes, which may require a medical examination. We may, however, use other forms of underwriting if we think it is appropriate.

When we use a person’s Age in Policy calculations, we generally use his or her Age as of the nearest Policy Date, and we add one year to this Age on each Policy Anniversary. For example, when we talk about someone “reaching Age 100”, we are referring to the Policy Anniversary closest to that person’s 100th birthday, not to the day when he or she actually turns 100.

Beneficiaries

Here are some things you need to know about naming Beneficiaries:

•     You can name one or more primary Beneficiaries who each receive an equal share of the Death Benefit Proceeds unless you tell us otherwise. If one Beneficiary dies, his or her share will pass to the surviving primary Beneficiaries in proportion to the share of the Death Benefit Proceeds they’re entitled to receive, unless you tell us otherwise.

•     You can also name one or more contingent Beneficiaries. If no primary Beneficiaries survive the Insureds, then the Death Benefit Proceeds will be distributed to each contingent Beneficiary equally, unless you tell us otherwise.

•     You can choose to make your Beneficiary permanent (sometimes called irrevocable). You cannot change a permanent Beneficiary’s rights under the Policy without his or her permission.

If no Beneficiary (primary or contingent) is living when the Death Benefit Proceeds are payable, then the Death Benefit Proceeds will be paid to the Policy Owner (or to the Survivor’s estate if the Policy Owner is a non-natural person). If the Policy Owner is no longer living, the Death Benefit Proceeds will go to the Policy Owner’s estate (or to the Survivor’s estate if the Policy Owner is a non-natural person).

You can change your Beneficiary at any time while either Insured is alive, and while the Policy is In Force. If you would like to change your Policy’s Beneficiary, please contact us or your life insurance producer for a Change of Beneficiary Form. Once we receive and record your request, the change will be effective as of the day you signed the Change of Beneficiary Form.

Policy Date

Your Policy Date

This is the date upon which life insurance coverage under the Policy becomes effective. It is also the beginning of your first Policy Year. Your Policy’s monthly, quarterly, semi-annual and annual anniversary dates are based on your Policy Date.

The Policy Date is set so that it never falls on the 29th, 30th or 31st of any month.

You or your life insurance producer may request that multiple applications have the same Policy Date and be placed In Force on a common date. For multilife or employer sponsored cases, please contact your life insurance producer for additional details.

Backdating your Policy

You can have your Policy backdated up to 6 months, as long as we approve it.

Backdating in some cases may lower your cost of insurance rates since these rates are based on the Age of the Insureds. Your first premium payment must cover the premium load and monthly charges for the period between the backdated Policy Date and the day your Policy is issued.

Re-dating your Policy

Once your Policy is issued, you may request us to re-date your Policy. This means your Policy will have a new Policy Date. Re-dating will only be allowed back to the date money is received on your Policy, and can be the earlier of:

•     The date your Policy is delivered to you and you paid initial premium, or

•     The date we received the initial premium, if earlier than the delivery date.

If your delivery date is the 29th, 30th or 31st of any month, the Policy will be dated the 28th of that month.

If the Policy is re-dated, no Policy charges will be deducted for any period during which Coverage was not provided under the terms of the Policy and all Policy charges will be calculated from the new Policy Date. There will be no Coverage before the new Policy Date.

It may be disadvantageous to request that the Policy be re-dated. A new Policy Date may cause an Insured’s Age for insurance purposes to change and the cost of insurance rates to increase. It will also affect events based on time elapsed since Policy Date, such as suicide and contestable clauses and surrender charge periods.

We will not re-date Policies that are issued with a temporary insurance premium. Policies with the Policy Date pre-determined under an employer or corporate sponsored plan may not be eligible to re-date.

Illustrations

We will provide you with Illustrations based on different sets of assumptions upon your request.

•     Illustrations based on information you give us about the Age of the people to be insured by the Policy, their Risk Class, the Face Amount of all Coverage Layers, the Death Benefit Option, planned periodic premium payments, and any Rider requested.

•     Illustrations that show the allocation of premium payments to specified Variable Accounts. These will reflect the expenses of the Fund in which the Variable Account invests.

•     Illustrations that use a hypothetical gross rate of return up to 12% are available.

You can request such Illustrations at any time. Such Illustrations reflect assumptions about the Policy’s non-guaranteed elements and about how you will use the Policy’s options. Over time the Policy’s actual non-guaranteed elements, and your actual use of the Policy’s options, are likely to vary from the assumptions used in such Illustrations. For these reasons, actual Policy values will likely be more or less favorable than shown in such Illustrations. You can get one Policy Illustration free of charge per Policy Year. We reserve the right to charge $25 for each additional Illustration.

Your Free Look Right

Your Policy provides a free look period once the Policy is delivered to you and you sign the Policy delivery receipt. During the free look period, you have the Free Look Right to cancel (or refuse) your Policy and return it with instructions to us or your life insurance producer for a refund. The amount refunded may be more or less than the premium payments you have made and the length of the free look period may vary, depending on the state where you signed your application and the type of policy you purchased.

You will find a complete description of the free look period that applies to your Policy on the Policy’s cover sheet or on a notice that accompanies it.  Generally, the free look period ends 10 days after you receive your Policy, but in some states, the free look is different.  See the APPENDIX: STATE LAW VARIATIONS section in this prospectus for a list of state variations to the free look period. Some states may also have a different free look period if you are replacing another life insurance policy. Please call us or your life insurance producer if you have questions about your Free Look Right.

We will allocate any premium payments we receive during the free look period in accordance with the requirements of the state in which your Policy was issued.  In states that require us to return all premiums paid, your initial Net Premium will be allocated to the Fidelity VIP Government Money Market Variable Account and will remain there during the entire free look period.  At the end of the free look period, your premiums will be allocated to the Investment Options you selected.  In states that do not require us to return all premiums paid, your initial Net Premium will be applied to the Investment Options you selected.

If your Policy was issued in a state that requires us to refund your premium, the amount of the refund is the greater of premium payments received during the Free-Look Period or the Policy’s Accumulated Value, plus any Policy charges and fees deducted, less Policy Debt. If your Policy was issued in a state that does not require us to refund your premium, the amount we return to you will include:

•     Any charges or taxes we have deducted from your premiums;

•     The Net Premiums allocated to the Fixed Account;

•     The Accumulated Value allocated to the Variable Investment Options; and

•     Any monthly fees and charges we have deducted from your Policy’s Accumulated Value in the Variable Investment Options.

The amount of your refund may be more or less than the premium payments you have made, depending on the state in which your Policy was issued.  See the APPENDIX: STATE LAW VARIATIONS section in this prospectus for information on which states do or do not require refund of premiums paid.

Timing of Payments, Forms and Requests

Effective date

Once your Policy is In Force, the effective date of payments, forms and requests you send us is usually determined by the day and time we receive the item In Proper Form.

You may reach our service representatives on any Business Day at (800) 347-7787 between the hours of 5 a.m. through 5 p.m. Pacific time.

Please send your forms and written requests or questions to:

Pacific Life Insurance Company
P.O. Box 2030
Omaha, NE 68103

Unless you receive premium notices via list bill, send premiums (other than initial premium) to:

Pacific Life Insurance Company
P.O. Box 100957
Pasadena, California 91189-0957

We accept faxes for variable transaction requests (transfers, allocation changes, rebalancing and loans) at: (866) 398-0467

You may also submit variable transaction requests electronically at: Transactions@pacificlife.com

Sending any application, premium payment, form, request or other correspondence to any other address will not be considered In Proper Form and will result in a processing delay.

Payments (premium and loan) and requests (loan, transfer, withdrawal, or surrender) that we receive In Proper Form on a Business Day will be effective as of the end of that day, unless the transaction is scheduled to occur on another Business Day. If we receive your payment or request at or after the time of the close of the New York Stock Exchange on a Business Day, your payment or request will be effective as of the end of the next Business Day. If a scheduled transaction falls on a day that is not a Business Day, we will process it as of the end of the next Business Day.

Other forms, notices and requests are normally effective as of the next Business Day after we receive them In Proper Form, unless the transaction is scheduled to occur on another Business Day. Change of Owner and Beneficiary Forms are effective as of the day you sign the change form, once we receive them In Proper Form.

Electronic Information Consent

Subject to availability, you may authorize us to provide prospectuses, prospectus supplements, reports, annual statements, statements and immediate confirmations, tax forms, proxy solicitations, privacy notice and other notices and documentation in electronic format when available instead of receiving paper copies of these documents by U.S. mail. You may enroll in this service by accessing the Policy Owner website, My Life Insurance Account, at https://Life.MyAccount.PacificLife.com. Not all Policy documentation and notifications may be currently available in electronic format. You will continue to receive paper copies of any documents and notifications not available in electronic format by U.S. mail. In addition, you will continue to receive paper copies of annual statements if required by state or federal law. Documents will be available on our Internet website. As documents become available, we will notify you of this by sending you an e-mail message that will include instructions on how to retrieve the document. You must have ready access to a computer with Internet access, an active e-mail account to receive this information electronically, and the ability to read and retain it. You may access and print all documents provided through this service.

If you plan on enrolling in this service, or are currently enrolled, please note that:

•     There is no charge for electronic delivery, although your Internet provider may charge for Internet access.

•     You should provide a current e-mail address and notify us promptly when your e-mail address changes.

•     You should update any e-mail filters that may prevent you from receiving e-mail notifications from us.

•     You may request a paper copy of the information at any time for no charge, even though you consented to electronic delivery, or if you decide to revoke your consent.

•     Electronic delivery will be cancelled if e-mails are returned undeliverable.

•     This consent will remain in effect until you revoke it.

If you are currently enrolled in this service, please access the Policy Owner website, My Life Insurance Account, at https://Life.MyAccount.PacificLife.com, or call (800) 347-7787 if you would like to revoke your consent, wish to receive a paper copy of the information above, or need to update your e-mail address. You may opt out of electronic delivery at any time.

When we make payments and transfers

We will normally send the proceeds of withdrawals, loans, surrenders, exchanges and Death Benefit payments, and process transfer requests, within seven days after the effective date of the request In Proper Form. We may delay payments and transfers, or the calculation of payments and transfers based on the value in the Variable Investment Options under unusual circumstances, for example, if:

•     The New York Stock Exchange closes on a day other than a regular holiday or weekend

•     Trading on the New York Stock Exchange is restricted

•     An emergency exists as determined by the SEC, as a result of which the sale of securities is not practicable, or it is not practicable to determine the value of a Variable Account’s assets, or

•     The SEC permits a delay for the protection of Policy Owners.

We may delay transfers and payments from the Fixed Account, including the proceeds from withdrawals, surrenders and loans, for up to six months. If we defer payment of surrenders, withdrawals or loans for more than 10 days after we receive your request, we will pay interest at the rate required by the state in which the Policy is delivered, but not less than an annual rate equal to the guaranteed rate payable on the Fixed Account.

Death Benefit Proceeds paid are subject to the conditions and adjustments as described in this section, in the GENERAL INFORMATION ABOUT YOUR POLICY section in this prospectus, and the WITHDRAWALS, SURRENDERS AND LOANS section in this prospectus. Death Benefit Proceeds are paid as a lump sum check. We may make other options available in addition to the single check option. If required by state law, we will pay interest on the Death Benefit Proceeds from the date of death to the date the claim is paid at a rate not less than the rate payable for funds left on deposit that is in effect on the date of death. If payment of any lump sum Death Benefit Proceeds is delayed more than 31 calendar days after we receive the requirements to pay the claim, we will pay additional interest, if required by state law, at a rate of 10% annually beginning with the 31st calendar day or a lessor percentage as required by applicable state law. Interest on Death Benefit Proceeds may be taxable, please consult your tax advisor. Contact us, your life insurance producer, or refer to your Policy or Rider to determine if state specific differences apply. Also see the APPENDIX: STATE LAW VARIATIONS – TIMING OF PAYMENTS, FORMS AND REQUESTS section in this prospectus for states that require different rates.

Statements and Reports We Will Send You

We send the following statements and reports to policy owners:

•     A confirmation for certain financial transactions, usually including premium payments and transfers, loans, loan repayments, withdrawals and surrenders. Monthly deductions and scheduled transactions made under the dollar cost averaging, portfolio rebalancing and first year transfer services are reported on your quarterly Policy statement.

•     A quarterly Policy statement. The statement will tell you the Accumulated Value of your Policy by Investment Options, Cash Surrender Value, the amount of the Death Benefit, the Policy’s Face Amount, and any Policy Debt. It will also include a summary of all transactions that have taken place since the last quarterly statement, as well as any other information required by law.

•     An annual Policy statement. The report will provide the same information as the quarterly Policy statement (e.g. Accumulated Value, Cash Surrender Value, etc.) but will include a summary of all transactions that have taken place since the last annual Policy statement.

•     Supplemental schedules of benefits and planned premiums. We will send these to you if you change your Policy’s Face Amount or change any of the Policy’s other benefits.

•     Financial statements and related notifications, as required by law, regarding the availability of underlying Fund annual reports, semi-annual reports, and Fund holdings information.

If you identify an error on a confirmation, quarterly or annual statement, you must notify us in writing as soon as possible, preferably within 90 days from the date of the confirmation or statement, to ensure proper accounting to your Policy. When you write us, include your name, Policy number and description of the identified error.

Mail will be sent to you at the mailing address you have provided. If mail is returned to us as undeliverable multiple times, we will discontinue mailing to your last known address. We will, however, regularly attempt to locate your new mailing address, and will resume mailing your policy related materials to you upon confirmation of your new address. You can access the statements referenced above through the Policy Owner website, My Life Insurance Account, at https://Life.MyAccount.PacificLife.com, or receive copies of documents from us upon request.

Prospectus and Fund Report Format Authorization

Subject to availability, you may request us to deliver prospectuses, statements, and other information (“Documents”) electronically. If you wish to receive Documents electronically, you may enroll in this service by accessing the Policy Owner website, My Life Insurance Account, at https://Life.MyAccount.PacificLife.com. We do not charge for this service.

For electronic delivery, you must provide us with a current and active e-mail address and have Internet access to use this service. While we impose no additional charge for this service, there may be potential costs associated with electronic delivery, such as on-line charges. Documents will be available on our Internet website. You may access and print all Documents provided through this service. As Documents become available, we will notify you of this by sending you an e-mail message that will include instructions on how to retrieve the Document. You are responsible for any e-mail filters that may prevent you from receiving e-mail notifications and for notifying us promptly in the event that your e-mail address changes. You may revoke your consent for electronic delivery at any time, provided that we are properly notified, and we will then start providing you with a paper copy of all required Documents. We will provide you with paper copies at any time upon request. Such a request will not constitute revocation of your consent to receive required Documents electronically.

Telephone and Electronic Transactions

By electing this option on the application, you authorize us to accept telephone and electronic instructions for the following transactions:

•     Transfers between Investment Options

•     Initiate the dollar cost averaging and portfolio rebalancing service

•     Change future premium allocation instructions

•     Initiate loans.

If you do not authorize us to accept telephone or electronic instructions on your application, you can later instruct us to accept telephone or electronic instructions as long as you complete and file a Transaction Authorization Form with us.

Certain life insurance producers are able to give us instructions electronically if authorized by you. You may appoint anyone to give us instructions on your behalf by completing and filing a Transaction Authorization Form with us.

Here are some things you need to know about telephone and electronic transactions:

•     If your Policy is jointly owned, all Joint Owners must sign the Transaction Authorization Form. We will take instructions from any Owner or anyone you appoint.

•     We may use any reasonable method to confirm that your telephone or electronic instructions are genuine. For example, we may ask you to provide personal identification or we may record all or part of the telephone conversation. We may refuse any transaction request made by telephone or electronically.

•     A new Transaction Authorization Form will be required when a registered representative changes to a new Broker-Dealer.

We will send you a written confirmation of each telephone and electronic transaction.

Sometimes, you may not be able to make loans or transfers by telephone or electronically, for example, if our telephone lines or our website are busy because of unusual market activity or a significant economic or market change, or our telephone lines or the Internet are out of service during severe storms or other emergencies. In these cases, you can send your request to us in writing, or call us the next Business Day or when service has resumed.

When you authorize us to accept your telephone and electronic instructions, you agree that:

•     We can accept and act upon instructions you or anyone you appoint give us over the telephone or electronically

•     Neither we, any of our affiliates, the Pacific Select Fund, or any director, trustee, officer, employee or agent of ours or theirs will be liable for any loss, damages, costs or expenses that result from transactions processed because of a request by telephone or submitted electronically that we believe to be genuine, as long as we have followed our own procedures

•     You bear the risk of any loss that arises from your right to make loans or transfers over the telephone or electronically.

DEATH BENEFITS

The Death Benefit

We will pay Death Benefit Proceeds to your Beneficiary after the Survivor dies while the Policy is still In Force. Your Beneficiary generally will not have to pay federal income tax on the portion of any Death Benefit Proceeds that are payable as a lump sum at death. Some Riders and settlement options may affect how the Death Benefit Proceeds are paid, see the OPTIONAL RIDERS AND BENEFITS section in this prospectus for more details.

Your Policy’s Death Benefit depends on two choices you must make:

•     The Total Face Amount

•     The Death Benefit Option

The Policy’s Death Benefit is the higher of:

•     The Death Benefit calculated under the Death Benefit Option in effect; or

•     The Minimum Death Benefit.

Certain Riders may impact the Policy’s Death Benefit, see the OPTIONAL RIDERS AND BENEFITS section in this prospectus for more details.

The Total Face Amount

The Total Face Amount of your Policy is used to determine the Death Benefit as well as certain Policy charges, including the cost of insurance, Coverage charge and surrender charges. Your Policy’s initial amount of insurance Coverage, which you select in your application, is its initial Basic Face Amount. The Policy’s Total Face Amount is the sum of the Basic Face Amounts of all Coverage Layers. The Coverage Layers you select in your application are effective on the Policy Date. You will find your Policy’s Total Face Amount, which includes any increases or decreases, in the Policy Specifications in your Policy.

If you request an increase in Face Amount, a new Coverage Layer will be created, with its own Coverage Layer Date and Policy charges. A decrease in Face Amount will not decrease the associated Coverage charge.

Changing the Face Amount

You can increase or decrease your Policy’s Face Amount as long as we approve it.

•     You can change the Face Amount as long as either Insured is alive.

•     You must send us your Written Request while your Policy is In Force.

•     Unless you request otherwise, the change will become effective on the first Monthly Payment Date on or after we receive and approve your request.

•     Both Insureds or, if only one person is still living, the Survivor must also agree to the change in Face Amount, if you are not an Insured.

•     Changing the Total Face Amount can affect the Net Amount At Risk, which affects the cost of insurance charge. An increase in the Face Amount may increase the cost of insurance charge, while a decrease may decrease the charge.

•     If your Policy’s Death Benefit is equal to the Minimum Death Benefit, and the Net Amount At Risk is more than three times the Death Benefit on the Policy Date, we may reduce the Death Benefit by requiring you to make a withdrawal from your Policy. If we require you to make a withdrawal, the withdrawal may be taxable. Please turn to the WITHDRAWALS, SURRENDERS AND LOANS section in this prospectus for information about making withdrawals.

We will refuse your request to make the Basic Face Amount less than $100,000.

Requesting an Increase in Face Amount

You may request an increase in the Face Amount under the Policy. Each requested increase once approved will create a new Coverage Layer.

Here are some additional things you should know about requesting an increase in the Face Amount under the Policy:

•     Both Insureds must be at least 18 and no older than 90 at the time of the increase.

•     You must give us satisfactory evidence of insurability for both Insureds. There is a $100 fee per request to evaluate insurability. The $100 fee is currently waived.

•     Each increase you make to the Total Face Amount must be a minimum of $100,000.

•     Each increase in Face Amount may have an associated cost of insurance rate, Coverage charge and may have a surrender charge. Any cost or charge changes will take effect on the Monthly Payment Date the Face Amount increase is applied to the Policy.

•     We reserve the right to limit Face Amount increases to one per Policy Year and/or change the minimum increase amount, which will be applied uniformly to all members of the same Class.

Other Increases in Face Amount

The Policy’s Face Amount may increase under the Policy when you request a change in Death Benefit Option. In this case, we will increase the Face Amount of the most recently issued Coverage Layer.

Requesting a Decrease in Total Face Amount

You may request a decrease in the Policy’s Total Face Amount. A decrease in the Total Face Amount is subject to the following limits:

•     We do not allow decreases during the first Policy Year

•     You may only request one decrease per Policy Year

•     The Policy’s Face Amount must be at least $100,000 following a decrease. We can refuse your request if the change in Face Amount would mean that your Policy no longer qualifies as Life Insurance under the Code

•     Unless you have told us otherwise in writing, any request for a decrease will not take effect if the Policy would be classified as a Modified Endowment Contract under the Code.

Decreasing the Total Face Amount may affect your Policy’s tax status. To ensure your Policy continues to qualify as life insurance, we might be required:

•     To return part of your premium payments to you if you have chosen the Guideline Premium Test, or

•     To make distributions from the Accumulated Value, which may be taxable. For more information, please see the VARIABLE LIFE INSURANCE AND YOUR TAXES section in this prospectus.

We can refuse your request if the amount of any distributions would exceed the Net Cash Surrender Value under the Policy.

Processing of Decreases

Decreasing the Total Face Amount, whether as a result of your request or as a result of a withdrawal or change in Death Benefit Option, will reduce the Face Amount of the Coverage Layers.

We will apply any decrease in the Face Amount to eligible Coverage Layers to the most recent eligible increases you made to the Face Amount first and then to the initial Face Amount.

If you elected an accelerated death benefit rider, any accelerated Death Benefit payments made under a rider will decrease the Total Face Amount. You can find specific information about this decrease in the applicable rider description which can be found in the OPTIONAL RIDERS AND BENEFITS section in this prospectus.

Death Benefit Options

The Policy offers three Death Benefit Options, Options A, B, and C. The Death Benefit Option you choose will generally depend on which is more important to you: a larger Death Benefit or building the Accumulated Value of your Policy.

Here are some things you need to know about the Death Benefit:

•     You choose your Death Benefit Option and Death Benefit Qualification Test on your Policy application.

•     If you do not choose a Death Benefit Option, we will assume you have chosen Option A.

•     The Death Benefit will never be lower than the Total Face Amount of your Policy if you have chosen Option A or B.

•     You may change your Death Benefit Option subject to certain limits.

The Death Benefit Options are:

Option A – the Total Face Amount of your Policy.	Option B – the Total Face Amount of your Policy plus its Accumulated Value.	Option C – the Total Face Amount of your Policy plus the total premiums you have paid minus any withdrawals or distributions that reduce your Accumulated Value.

	The Death Benefit changes as your Policy’s Accumulated Value changes. The better your Investment Options perform, the larger the Death Benefit will be.	The more premiums you pay and the less you withdraw, the larger the Death Benefit will be.

The graphs are intended to show how the Death Benefit Options work and are not predictive of investment performance in your Policy.

Limits on Option C

The following limits apply to Option C:

•     Option C must be elected at Policy issue.

•     To elect Option C, the Insureds must be Age 80 or younger at the time the Policy is issued.

•     The Death Benefit calculated under Option C will be limited to the Option C Death Benefit Limit shown in your Policy Specifications.

•     Once the Policy is issued, the Option C Death Benefit Limit will not change, even if you increase or decrease the Face Amount of your Policy. However if you change your Death Benefit Option from Option C to Option A or Option B, the Option C Death Benefit Limit will no longer apply to the Policy.

•     We will not approve any increase in Face Amount to the Policy that would cause the Death Benefit to exceed the Option C Death Benefit Limit.

Changing Your Death Benefit Option

You can change your Death Benefit Option while your Policy is In Force, subject to the following:

•     You must send us your Written Request.

•     You can change from one Death Benefit Option to the other (e,g. from Option A to Option B) and a change can only occur once in a Policy Year.

•     You cannot change from any Death Benefit Option to Option C.

•     The change will become effective on the first Monthly Payment Date after we receive your request. If we receive your request on a Monthly Payment Date, we will process it that day.

•     We will not let you change the Death Benefit Option if doing so means that, after the change, there are no Basic Life Coverage Layers equal to or greater than $100,000.

•     Changing the Death Benefit Option can also affect the monthly cost of insurance charge since this charge varies with the Net Amount At Risk.

•     The new Death Benefit Option will be used in all future calculations.

We will not change your Death Benefit Option if it means your Policy will be treated as a Modified Endowment Contract, unless you have told us in writing that this would be acceptable to you. Modified Endowment Contracts are discussed in the VARIABLE LIFE INSURANCE AND YOUR TAXES section in this prospectus.

Changing your Death Benefit Option will increase or decrease your Total Face Amount under the Policy. The Total Face Amount of your Policy will change by the amount needed to make the Death Benefit under the new Death Benefit Option equal the Death Benefit under the old Death Benefit Option just before the change.

If the change is an increase in the Total Face Amount, we will process the increase as described in the DEATH BENEFITS – Changing the Face Amount – Other Increases in Face Amount section in this prospectus. If the change is a decrease in the Total

Face Amount, we will process the decrease as described in the DEATH BENEFITS – Changing the Face Amount – Processing of Decreases section in this prospectus.

Death Benefit Qualification Test

In order for your Policy to be qualified as Life Insurance under the Code, it must qualify under one of two Tests, the Cash Value Accumulation Test (CVAT) or the Guideline Premium Test (GPT).

You choose one of these Death Benefit Qualification Tests on your application. Your Death Benefit Qualification Test determines the following:

•     Premium limitations

•     Amount of Minimum Death Benefit

Each test determines what the Minimum Death Benefit should be in relation to your Policy’s Accumulated Value. The Death Benefit determined under either test will be at least equal to the amount required for the Policy to qualify as life insurance under the Tax Code.

Comparing the Death Benefit Qualification Tests

The table below shows a general comparison of how features of your Policy may be affected by your choice of Death Benefit Qualification Test. When choosing between the tests, you should consider:

	Cash Value Accumulation Test	Guideline Premium Test
Premium payments[1]	Allows flexibility to pay more premium	Premium payments are limited under the Tax Code

Death Benefit	Generally higher than Guideline Premium Test	Generally lower than CVAT

Face Amount decreases	Will not require return of premium or distribution of Accumulated Value	May require return of premium or distribution of Accumulated Value to continue Policy as life insurance

1      If you want to pay a premium that increases the Net Amount At Risk, you will need to provide us with satisfactory evidence of insurability before we can increase the Death Benefit. In this event, your cost of insurance charges will also increase. Cost of insurance charges are based, among other things, upon your Policy’s Net Amount At Risk. See the YOUR POLICY’S ACCUMULATED VALUE section in this prospectus for more information on how cost of insurance charges are calculated.

Examples of Death Benefit Calculations

The tables below compare the Death Benefits provided by the Policy’s available Death Benefit Options. The examples are intended only to show differences in Death Benefits and Net Amounts at Risk. Accumulated Value assumptions may not be realistic.

These examples show that each Death Benefit Option provides a different level of protection. Keep in mind that generally, cost of insurance charges, which affect your Policy’s Accumulated Value, increase over time. The cost of insurance is charged at a rate based on the Net Amount At Risk. As the Net Amount At Risk increases, your cost of insurance increases. Accumulated Value also varies depending on the performance of the Investment Options in your Policy.

The example below assumes the following:

•     The Insureds are a male non-smoker Age 56 and a female non-smoker Age 53 at the time the Policy was issued and where the Survivor passes away at the beginning of the sixth Policy Year

•     Face Amount is $100,000

•     Accumulated Value at the date of death is $25,000

•     Total premium paid into the Policy is $30,000

•     The Minimum Death Benefit under the Guideline Premium Test is $46,250 (assuming a Guideline Minimum Death Benefit Percentage of 185% of the Accumulated Value)

•     The Minimum Death Benefit under the Cash Value Accumulation Test is $71,478 (assuming $2.8591 of the Accumulated Value).

		If you select the Guideline Premium Test, the Death Benefit is the larger of the two amounts below
Death Benefit Option	How it’s calculated	Death Benefit under the Death Benefit Option	Minimum Death Benefit	Net Amount At Risk used for cost of insurance charge
Option A	Total Face Amount	$100,000	$46,250	$74,835.11
Option B	Total Face Amount plus Accumulated Value	$125,000	$46,250	$99,793.89

		If you select the Guideline Premium Test, the Death Benefit is the larger of the two amounts below
Death Benefit Option	How it’s calculated	Death Benefit under the Death Benefit Option	Minimum Death Benefit	Net Amount At Risk used for cost of insurance charge
Option C	Total Face Amount plus premiums less distributions	$130,000	$46,250	$104,785.65

		If you select the Cash Value Accumulation Test, the Death Benefit is the larger of the two amounts below
Death Benefit Option	How it’s calculated	Death Benefit under the Death Benefit Option	Minimum Death Benefit	Net Amount At Risk used for cost of insurance charge
Option A	Total Face Amount	$100,000	$71,478	$74,835.11
Option B	Total Face Amount plus Accumulated Value	$125,000	$71,478	$99,793.89
Option C	Total Face Amount plus premiums less distributions	$130,000	$71,478	$104,785.65

If the Death Benefit equals the Minimum Death Benefit, any increase in Accumulated Value will cause an automatic increase in the Death Benefit.

Here’s the same example, but with an Accumulated Value of $75,000. Because Accumulated Value has increased, the Minimum Death Benefit is now:

•     $138,750 for the Guideline Premium Test

•     $241,433 for the Cash Value Accumulation Test.

		If you select the Guideline Premium Test, the Death Benefit is the larger of the two amounts below
Death Benefit Option	How it’s calculated	Death Benefit under the Death Benefit Option	Minimum Death Benefit	Net Amount At Risk used for cost of insurance charge
Option A	Total Face Amount	$100,000	$138,750	$63,521.22
Option B	Total Face Amount plus Accumulated Value	$175,000	$138,750	$99,711.45
Option C	Total Face Amount plus premiums less distributions	$130,000	$138,750	$63,521.22

		If you select the Cash Value Accumulation Test, the Death Benefit is the larger of the two amounts below
Death Benefit Option	How it’s calculated	Death Benefit under the Death Benefit Option	Minimum Death Benefit	Net Amount At Risk used for cost of insurance charge
Option A	Total Face Amount	$100,000	$241,433	$139,079.43
Option B	Total Face Amount plus Accumulated Value	$175,000	$241,433	$139,079.43
Option C	Total Face Amount plus premiums less distributions	$130,000	$241,433	$139,079.43

When We Pay the Death Benefit

We calculate the amount of the Death Benefit Proceeds effective the end of the day the Survivor dies. If the Survivor dies on a day that is not a Business Day, any portion of the Death Benefit Proceeds attributed to the Variable Accumulated Value is determined as of the next Business Day.

We will pay the Death Benefit Proceeds after receiving proof that both Insureds died while the Policy was In Force, along with payment instructions. If both Insureds die at the same time, or if it is not clear who dies first, we will assume the older Insured died first. Your Beneficiary can choose to receive the Death Benefit Proceeds in a lump sum or we may make other options available in addition to the single check option.

Death Benefit Proceeds equal the total of the Death Benefits provided by your Policy and any Riders you have added, minus any Policy Debt, minus any overdue Monthly Deductions.

If required by state law, we will pay interest on the Death Benefit Proceeds from the date of the Survivor’s death to the date the claim is paid at a rate not less than the rate payable for funds left on deposit that is in effect on the date of death which. See the APPENDIX: STATE LAW VARIATIONS – TIMING OF PAYMENTS, FORMS AND REQUESTS section in this prospectus.

It is important that we have a current address, social security number, telephone number and email address for each designated Beneficiary so that we can pay Death Benefit Proceeds promptly.  If we cannot pay the Death Benefit Proceeds to the designated Beneficiary within the dormancy period defined by a state’s Unclaimed Property laws or regulations, we will be required to pay the Death Benefit Proceeds to the applicable state. Once the Death Benefit Proceeds are paid to a state, any subsequent claim by a designated Beneficiary must be made with the applicable state. For more information, check with the state to whom the Death Benefit Proceeds were paid.

OTHER BENEFITS AVAILABLE UNDER THE POLICY

In addition to the standard death benefits associated with your Policy, other standard and/or optional benefits may also be available to you. The following table summarizes information about those benefits. Information about the fees associated with each benefit included in the table may be found in the FEE TABLE section.

Name of Benefit	Purpose	Is Benefit Standard or Optional?	Brief Description of Restriction/Limitations
Dollar Cost Averaging	Allows you to make scheduled transfers between Variable Investment Options.	Standard

•     Each transfer must be for $50 or more.

•     Transfers can be scheduled monthly, quarterly, semi-annually or annually.

•     The Variable Investment Option must have at least $5,000 to start.

•     May not use this service and the Portfolio Rebalancing, First Year Transfer, or Fixed Option Interest Sweep at the same time.

First Year Transfer	Allows you to make monthly transfers from the Fixed Account to the Variable Investment Options during the Policy’s first year.	Standard	• Must enroll when you apply for the Policy. • May not use this service and the Dollar Cost Averaging, Portfolio Rebalancing, or Fixed Option Interest Sweep at the same time.
Fixed Option Interest Sweep	Allows you to make scheduled transfers of the accumulated earnings from the Fixed Account to the Variable Investment Options.	Standard

•     Each transfer must be at least $50. If the earnings are not $50 at the time of transfer, the transfer will be held until the next scheduled transfer date when the interest earnings are at least $50.

•     May not use this service and the Dollar Cost Averaging, Portfolio Rebalancing, or First Year Transfer at the same time.

Portfolio Rebalancing	Allows you to make automatic transfers among the Variable Investment Options according to your allocation instructions.	Standard

•     Transfers can be scheduled monthly, quarterly, semi-annually, or annually.

•     If you make transfers out of the Variable Investment Options you selected under the service, the service will end. You will have to wait 30 days before you can re-enroll with new allocation instructions.

•     May not use this service and the Dollar Cost Averaging, First Year Transfer, or Fixed Option Interest Sweep at the same time.

Conversion Rider	Allows you to convert certain insurance coverages into a new Policy.	Standard

•    Automatically added at Policy issue.

•    If the Policy’s Face Amount has been increased and that resulted in insurance coverage with Risk Classes that differ from the Policy’s original insurance coverage, the new Policy will be issued with the Risk Class of the most recent insurance coverage added.

•    If exercised, a new Policy will be issued and any insurance coverage under this Policy will terminate.

Enhanced Policy Split Option Rider	Allows the Policy to be split into two individual policies.	Standard

•    Automatically added at Policy issue if eligible.

•    Satisfactory evidence of insurability is required if the Policy is not equally split or if an increase in coverage is requested for the new Policies.

•    Other requirements and conditions are required to exercise the rider.

Policy Split Option Rider	Allows this Policy to be split into two individual policies.	Standard	• Automatically added at Policy issue if eligible. • Satisfactory evidence of insurability is required. • One-time additional cost at exercise.
Premier Living Benefits Rider 2	Provides access to a portion of the Policy death benefit proceeds if the eligible Insured has been certified as a chronically ill individual or a terminally ill individual.	Optional

•    Must be elected at Policy issue.

•    Cannot be issued with the Terminal Illness Rider – Last Survivor if this rider names more than one eligible Insured.

•    No additional cost, but upon any benefit payments, the Policy death benefit and other values will be reduced. When benefits are paid, the Policy death benefit will be reduced by an amount greater than the benefit payment. Other Policy values will be reduced pro rata.

•    Subject to the eligibility and other conditions described in the Rider such as certification of having a chronic or terminal illness, making a written request for benefits, and not exceeding the maximum amount of the Death Benefit that may be utilized for chronic or terminal illness benefits.

•    Chronic illness benefits may be requested once every 12-month period.

Terminal Illness Rider – Last Survivor	Provides access to a portion of the Policy death benefit proceeds if the Survivor has been certified as a terminally ill individual.	Optional

•    Must be elected at Policy issue.

•    Not available for Policy’s issued with the Premier Living Benefits Rider 2, unless the Insured(s) did not qualify for the Premier Living Benefits Rider 2.

•    Benefits are only available for the Survivor.

•    No additional cost, but upon any benefit payments, the Policy death benefit and other Policy values will be reduced. When benefits are paid, the Policy death benefit will be reduced by an amount greater than the benefit payment. Other Policy values will be reduced pro rata.

•    Subject to the eligibility and other conditions described in the Rider such as certification of having a terminal illness, making a written request for benefits, and not exceeding the maximum amount of the Death Benefit that may be utilized for terminal illness benefits.

•    Terminal illness must be certified by a licensed physician (not the insured, owner, beneficiary, or immediate family member).

•    If the Rider is exercised, certain Policy values including the Total Face Amount, Death Benefit, Accumulated Value, loan amounts, and Cost of Insurance charges (in most cases) will be reduced. In addition, any systematic distribution program will be discontinued.

Estate Preservation Rider	Provides a death benefit in the event both Insureds die during the first 4 Policy Years	Optional	• Must be elected at Policy issue. • Additional cost applies. • Available for Insureds Age 18 through 75 and meet other requirements.

Short-Term No-Lapse Guarantee Rider	Protects the Policy from lapsing for a specified guaranteed period of time due to poor Policy performance.	Standard

•    Automatically issued on your Policy if Insureds are Age 79 and younger and Death Benefit Option A or B is chosen at Policy Issue.

•    Guarantee period ends when the youngest Insured reaches attained age 90.

•    Benefit will be provided if a certain amount of premium is paid each Policy month.

•    The no-lapse guarantee is in effect as long as the No-Lapse Credit less Policy Debt is equal to or greater than zero. The No-Lapse Credit depends on a number of factors and is affected by Policy loans, premiums, and withdrawals.

•    Benefit will terminate if any rider added to the Policy after issue has charges.

OPTIONAL RIDERS AND BENEFITS

There are optional riders that provide extra benefits, some at additional cost. Not all riders are available in every state, and some riders may only be added when you apply for your Policy. Ask your life insurance producer for more information about the riders available with the Policy, or about other kinds of life insurance policies offered.

Certain restrictions may apply and are described in the rider or benefit. We will add any rider charges to the monthly charge we deduct from your Policy’s Accumulated Value.

There are various Riders available under this Policy and some provide similar benefits.  See the table in the OTHER BENEFITS AVAILABLE UNDER THE POLICY section above. The following provides brief information about the policy conversion Riders available under this Policy since there are more than one of the same type.

Policy Conversion Riders

This Policy offers three Policy conversion riders. These Riders are the Conversion Rider, Enhanced Policy Split Option Rider, and the Policy Split Option Rider.

Conversion Rider. This Rider allows you to convert any Eligible Coverage under this Policy into a new Policy during the conversion Policy Year, as shown in the Policy Specifications. If this Rider is exercised, we will not require evidence of insurability for the conversion unless you elect riders on the new policy, which may require that you provide evidence of insurability as needed for those riders.

Enhanced Policy Split Option Rider. This Rider allows this Policy to be split into two individual policies if an exchange event occurs which is based on any changes to federal estate tax law. If this Policy is split equally between the two new policies, then no evidence of insurability will be required. If the split is unequal or if there is a request to increase coverage for either of the new policies, evidence of insurability will be required.

Policy Split Option Rider. This Rider allows this Policy to be split into two individual policies but evidence of insurability on each Insured is required.

Complete information about each Rider is below.

Accelerated Death Benefit Riders

This Policy currently offers two accelerated death benefit Riders. The Riders are the Premier Living Benefits Rider 2 and the Terminal Illness Rider – Last Survivor.

Premier Living Benefits Rider 2. This Rider provides protection from the financial impacts of becoming chronically ill or terminally ill by providing acceleration of a portion of the Death Benefit. Benefit payments for a chronic illness can be made monthly or as an annual payment. Benefit payments for a terminal illness will be paid in one lump sum. This Rider is not available for a Policy issued with the Terminal Illness Rider - Last Survivor if this Rider names more than one eligible Insured

Terminal Illness Rider – Last Survivor. This Rider provides protection from the financial impacts of becoming terminally ill by providing acceleration of a portion of the Death Benefit.  This Rider does not provide benefits for someone who is chronically ill. The benefit payments will be paid in one lump sum. This Rider is not available if your Policy was issued with the Premier Living Benefits Rider 2 that names more than one eligible Insured.

Complete information about each Rider is below.

Conversion Rider

Allows you to convert any Eligible Coverages into a new Policy at any time during the conversion Policy Year, as shown in the Policy Specifications. This Rider is automatically added to the Policy. Some life insurance producers may have a financial incentive to offer you a new policy in place of the one you already own. You should only convert your policy if you determine, after comparing the features, fees, and risks of both policies, that it is preferable for you to purchase a new policy rather than own the existing policy. Call (800) 347-7787 if you have any questions about this Rider. There is no additional fee for this Rider.

Rider Term:

Eligible Coverage - is Coverage under this Policy that qualifies for conversion, as shown in the Policy Specifications.

How the Rider Works:

You may request to have your new policy issued on any other permanent life insurance policy that we make available for conversions at the time of your conversion request.  We will issue your new policy at the same or similar Risk Class as this Policy and the Face Amount of the new policy will be equal to the current amount of Eligible Coverage for this Policy, subject to any minimum requirements for the new policy. However, if you have increased your Policy’s Face Amount, resulting in your Policy having one or more Coverage Layers with Risk Classes that differ from the Risk Class for the Policy’s original Face Amount, the new policy will be issued at the same or similar Risk Class of the Policy’s most recent Coverage Layer.

If you exercise this rider, we will not require any evidence of insurability for the conversion. However, if you elect riders on the new policy, you may have to provide evidence of insurability as needed for those riders.  Working with your life insurance producer, please read the new policy prospectus for complete information prior to requesting a conversion.

If you exercise this rider, we will issue the new policy you selected and Coverage under this Policy will terminate. If the new policy is a variable universal life policy, we will waive the surrender charge on any amount of Accumulated Value less Policy Debt transferred from this Policy to purchase the new policy. The value transferred to the new policy will not be subject to any premium load. Premium loads will apply on the new policy for additional premium added at issue or after the initial premium paid from this Policy’s Accumulated Value less Policy Debt. Any surrender charges applicable to the new policy will continue to apply under the terms of the new policy.

Rider Termination

The Rider will terminate on the earliest of:

•     Your Written Request,

•     The death of one Insured, or

•     The date the Policy is no longer In Force.

Example

This example assumes that, during Policy Year 8, the Owner elects to convert this Policy and purchase another variable universal life policy issued by us. The existing Policy has a Face Amount of $500,000, premium payments subject to a surrender charge, an Accumulated Value of $150,000, and a $20,000 loan outstanding (Policy Debt). The new policy has a premium load and offers the same or similar Risk Class as the existing Policy.

When the transfer occurs, the new policy will be issued with a Face Amount of $500,000, and the Accumulated Value less Policy Debt ($130,000; ($150,000 less $20,000)) will be transferred to the new policy. We will waive the surrender charge that would be incurred on the amount transferred from the old policy. The new policy will not assess a premium load on the amount transferred ($130,000) from the old policy and the new policy will also be issued without the owner providing evidence of insurability. Once the new policy is issued, the old policy will terminate and no longer provide any insurance coverage.

Enhanced Policy Split Option Rider

Allows the Policy to be split into two individual policies, without evidence of insurability if the Policy is equally split. Any unequal split of the Policy or any request to increase the coverage for either of the new policies will require evidence of insurability. See the  VARIABLE LIFE INSURANCE AND YOUR TAXES - Optional Policy Benefits and Riders – Policy Exchanges section in this prospectus for additional information on the tax treatment of this Rider. There is no additional fee for this Rider.

Rider Terms:

Exchange Date – The date the original policy terminates, which will be the next monthly payment date after we receive your Written Request and everything is in good order. The new policies will take effect on the Exchange Date.

Exchange Event – Is when either of the following federal estate tax law changes become effective by law:

•     Section 2056 of the Internal Revenue Code (“IRC”) as amended, or its successor, is nullified or amended to eliminate or reduce the Insureds’ federal estate tax marital deduction; or

•     Section 2001 of the IRC as amended, or its successor, is amended to reduce the maximum estate tax rate to no more than half the maximum rate in effect on the issue date of the policy.

Last Exchange Policy Year – The last Policy year during which you can request to exchange the Policy for two new single life policies. This Rider provides no benefit after this year or after it is terminated. The Last Exchange Policy Year is equal to:

•     Policy Year 3 if one of the Insureds’ issue age is from 70 to 79 and the other Insureds’ issue age is 79 or less, or

•     Policy Year 5 if both Insureds’ issue ages are under 70.

How the Rider Works

This Rider will be included automatically with all policies where the older Insured is issue Age 79 or less, and where neither Insured has a substandard Risk Class or is uninsurable. There is no charge for this Rider.

You may request an exercise of this Rider beginning on the date of a qualifying Exchange Event that occurs before the end of the Last Exchange Policy Year.

You will have 365 days following such an Exchange Event to request the Exercise of this Rider.

The following requirements and conditions must be met to exercise this Rider:

•     At least one of the Exchange Events occurs,

•     Both Policy Insureds are living,

•     The Policy cannot be in a grace period,

•     The Insureds under the Policy cannot have a substandard Risk Class,

•     If Policy Debt exceeds the Accumulated Value, you must repay the amount of the Policy Debt in excess of the Accumulated Value, and

•     You must make the request to exercise this Rider in writing.

A federal estate tax law change could result in an increase in the federal estate tax liability at the first death of the two Insureds under the Policy.

New Policy Conditions

The exchange may be made to any single life policy of permanent life insurance that we make available, subject to the below conditions.

•     Each of the Policy Insureds will be the insured of one of the two new single life policies.

•     The owner(s) of the two new single life policies is required to be the same as the owner(s) of this Policy.

•     The new policy on each Insured will be based on that Insured’s age as of the Exchange Date.

•     If the new policies are variable universal life policies, we will waive the surrender charge on any amount of Accumulated Value less Policy Debt transferred from this Policy to purchase the new policies. The value transferred to the new policies will not be subject to any premium load. Premium loads will apply on the new policies for additional premium added at issue or after the initial premium paid from this Policy’s Accumulated Value less Policy Debt. Any surrender charges applicable to the new policies will continue to apply.

•     The face amount of each new policy will be an amount up to one-half of the Policy’s Face Amount in excess of the Policy Debt on the Exchange Date, subject to any minimum requirement for the new policy. At the time of exchange, if the face amount on either of the new single life policies is less than the minimum allowed face amount for that product, we will issue that policy with the minimum allowable face amount for that product. Any request to increase the amount of face amount for either new policy or for  an unequal split of the Policy’s Face Amount less Policy Debt will require evidence of insurability satisfactory to us.  After the split occurs, any increase in the face amount by request or to meet the minimum allowable face amount for the new policy, may require additional premium payments.

•     The Accumulated Value of the Policy will be equally split between the two new single life policies.

•     Any existing Policy Debt must be paid off prior to the exchange. If there is sufficient Accumulated Value to cover the Policy Debt, the Accumulated Value will be reduced by the Policy Debt and the remaining Accumulated Value will be equally split between the two new single life policies. If the Policy Debt exceeds the Accumulated Value, the amount of the Policy Debt in excess of the Accumulated Value must be repaid prior to the policy exchange.

•     Any premiums and charges for the new policies will be based on our rates in effect on the Exchange Date for the new policies.

•     The Death Benefit Option of each new policy will be the same as the current Death Benefit Option on this Policy.

Rider Termination

This Rider is effective on the Policy Date unless otherwise stated. It will terminate on the earlier of:

•     Your Written Request,

•     The date of the first death of one of the Insureds,

•     On lapse or termination of the Policy,

•     Upon exercise of this Rider, or

•     The end of the Last Exchange Policy Year.

If an Exchange Event occurs prior to or during the Last Exchange Policy Year, then you may provide us Written Request of an exchange no more than 365 days after the Exchange Event. We will process such request as if the Rider had not terminated even if we do not receive your Written Request until after the end of the Last Exchange Policy Year.

Reinstatement

If the Policy lapses and is later reinstated, this Rider will also be reinstated as long as this Rider was in effect on the date the Policy ceased to be In Force and is reinstated prior to or before the end of the Last Exchange Policy Year.

Example

This example assumes that the Insureds were under age 70 when the Policy was issued. During Policy Year 4 an Exchange Event occurred and the Joint Owners elect to split this Policy and purchase two new variable universal life policies issued by us. The Joint Owners elect that the current Policy be split 50% to each new policy so no evidence of insurability on each Insured is required. The existing Policy has a Face Amount of $500,000 and Accumulated Value of $160,000. The new policies have a premium load and offer the same or similar Risk Class as the existing Policy.

When the transfer occurs, the new policies will have a Face Amount of $250,000 ($500,000 x 50% = $250,000), and an Accumulated Value of $80,000 ($160,000 x 50% = $80,000). The new policies will not assess a premium load on the amount transferred to each policy from the old policy. Once the new policies are issued, the old policy will terminate and no longer provide any insurance coverage.

Policy Split Option Rider

Allows the Policy to be split into two new individual policies subject to satisfactory evidence of insurability on each Insured. The exchange may be made to any single life policy of permanent life insurance that we regularly issue at the time of exchange, subject to our approval. A $200 administrative fee will be deducted from the original Policy’s Accumulated Value on the effective date of the exchange. Although not anticipated, we reserve the right to charge for any state or federal taxes incurred upon exercise of this Rider.

See the VARIABLE LIFE INSURANCE AND YOUR TAXES - Optional Policy Benefits and Riders – Policy Exchanges section in this prospectus for additional information on the tax treatment of this Rider. This Rider is automatically added to the Policy.  Some life insurance producers may have a financial incentive to offer you a new policy in place of the one you already own. You should only convert your policy if you determine, after comparing the features, fees, and risks of both policies, that it is preferable for you to purchase a new policy rather than own the existing policy. Call (800) 347-7787 if you have any questions about this Rider. There is no additional fee for this Rider.

Rider Terms:

Exchange Conditions – To exercise this option, you must:

•     Ask for the exchange in writing on a form that we will provide to you;

•     Return the form and the original Policy to us; and

•     Provide satisfactory evidence of insurability on each Insured.

Exchange Date - The date all of the Exchange Conditions are met, the date this Policy terminates, and the policy date for the two new policies.

New Policy Considerations

•     The new policy on each Insured will be based on that Insured’s age as of the Exchange Date.

•     If the new policies are variable universal life policies, we will waive the surrender charge on any amount of Accumulated Value less Policy Debt transferred from this Policy to purchase the new policies. The value transferred to the new policies will not be subject to any premium load. Premium loads will apply on the new policies for additional premium added at issue or after the initial premium paid from this Policy’s Accumulated Value less Policy Debt. Any surrender charges applicable to the new policies will continue to apply.

•     The Face Amount of each new policy may be for any amount you choose, provided that the sum of the Face Amounts of the new policies do not exceed the Policy’s Face Amount including any Face Amount provided by a term insurance rider.

•     You must provide us with your written consent if the Face Amounts of the new policies are not equal.

•     The Policy’s Accumulated Value, Policy Debt and Cash Surrender Value are split in proportion to the Face Amount for each of the new policies.

Rider Termination

The Rider will terminate on the earliest of:

•     Your Written Request to end this Rider,

•     The date of the first death of the two Insureds,

•     On lapse or termination of the Policy, or

•     Upon exercise of this Rider.

Example

This example assumes that, during Policy Year 10, the Owner elects to split this Policy and purchase two new variable universal life policies issued by us. Satisfactory evidence of insurability on each Insured was submitted. The existing Policy has a Face Amount of $500,000 and Accumulated Value of $160,000. The new policy has a premium load and offers the same or similar Risk Class as the existing Policy. The Insureds elected that the current Policy be split 50% to each new policy.

When the transfer occurs, the new policies will have a Face Amount of $250,000 ($500,000 x 50% = $250,000), and an Accumulated Value of $80,000 ($160,000 x 50% = $80,000). The new policies will not assess a premium load on the amount transferred to each policy from the old policy. Once the new policy is issued, the old policy will terminate and no longer provide any insurance coverage.

Premier Living Benefits Rider 2

(This Rider is called “Accelerated Death Benefit Rider for Chronic Illness and Terminal Illness” in your Policy.)

This Rider is only available at Policy issue. This Rider is not available for Policy’s issued with the Terminal Illness Rider – Last Survivor if this Rider names more than one eligible Insured.

The Premier Living Benefits Rider is a chronic illness and terminal illness Rider that provides protection from the financial impacts of becoming chronically ill or terminally ill by providing acceleration of a portion of the Death Benefit.

There is no additional cost for the rider. However, if you choose to exercise the Rider, at the time we pay any Benefit payment, we will reduce your Policy’s Death Benefit by an amount greater than the Benefit payment itself, as described in the Rider.

Other Policy values, including but not limited to Surrender Charge, Accumulated Value and Total Face Amount will be reduced pro rata.

There is no separate premium requirement for this Rider. However, this Rider does not eliminate the need to pay premiums to keep the Policy in force. Even when receiving payment benefits under this Rider, the Owner must continue to pay any necessary premiums to avoid policy lapse.

You may opt out of the Rider at any time after the Policy is issued. There is no charge for opting out of the Rider.

Rider Terms

Accelerated Death Benefit – the adjusted death benefit or portion of death benefit that is paid to a Chronically or Terminally Ill Individual.

Activities of Daily Living – generally include the following self-care functions:

•     Bathing oneself

•     Continence

•     Dressing oneself

•     Feeding oneself

•     Getting oneself to and from the toilet

•     Transferring oneself into or out of a bed, chair or wheelchair.

The Rider attached to your Policy contains more detailed information about these self-care functions.

Benefit Payment – the periodic or lump sum payment of the Accelerated Death Benefit proceeds.

Benefit Payment Date – the date or dates that a Benefit Payment is paid. Benefits will be paid when we confirm that the Insured has met the required conditions. See the Eligibility Conditions subsection below.

Certification of Illness – is either of the following:

•     A written certification from a Licensed Health Care Practitioner that the insured is a Chronically Ill Individual who meets the conditions of this Rider. Each certification is valid for a 12-month period and must state that the Chronic Illness is expected to be permanent; or

•     A written certification from a Licensed Physician that the insured is a Terminally Ill Individual who meets the conditions of this Rider. The certification must include the clinical, radiological or laboratory evidence of the condition that supports the certification.

We reserve the right to obtain an additional opinion of the Insured’s conditions at our expense. If this opinion differs from that of the Insured’s Licensed Health Care Practitioner or Licensed Physician, eligibility for Benefits will be determined by a third party Licensed Health Care Practitioner or Licensed Physician who is mutually acceptable to you and to us.

Chronic Illness - a medical condition where the Chronically Ill Individual has received a certification of illness that states:

•     They are unable to perform at least two Activities of Daily Living without hands-on or stand-by assistance from another individual due to a loss of functional capacity and such condition is expected to be permanent; or

•     They require continual supervision by another person for protection from threats to the Insured’s health or safety due to severe cognitive impairment (deficiency in short or long-term memory, orientation as to person, place, and time, deductive or abstract reasoning, or judgment as it related to safety awareness and that such condition is expected to be permanent.

Chronically Ill Individual – an Insured who has been certified as having a Chronic Illness.

Immediate Family Member – includes the spouse, parents, brothers, sisters, and children by blood, adoption or marriage of the Owner and the Insured, and of the spouse of the Owner and Insured.

Initial Eligible Amount – the lesser of the Maximum Lifetime Chronic Illness Benefit or the Death Benefit, when the first Benefit Payment under this Rider is made.

Insured – is an eligible Insured named in the Policy Specifications.

Licensed Health Care Practitioner – a physician, registered professional nurse, licensed social worker or other individual whom the United States Secretary of the Treasury may prescribe by regulation, and resides in the United States. A Licensed Health Care Practitioner may not be the Insured, the Owner, or an Immediate Family. The Licensed Health Care Practitioner must be independent of us, meaning he or she may not be our employee or be compensated in a manner that is linked to the outcome of the certification.

Licensed Physician – a physician who is licensed and residing in the United States and the physician is not the Owner, the Insured, or an Immediate Family Member. The Licensed Physician must be independent of us, meaning he or she may not be our employee or be compensated in a manner that is linked to the outcome of the certification.

Maximum Lifetime Chronic Illness Benefit – the maximum amount of Death Benefit that you can accelerate as a Chronic Illness Benefit during the Insured’s lifetime, as shown in your Policy Specifications. The Chronic Illness Benefit will not exceed the actual death benefit at the time this Rider is exercised.

Per Diem Limitation – used in the calculation of the Chronic Illness Benefit. Either annual or monthly Benefit Payments may be elected and they are determined as follows:

•     Annual Per Diem Limitation – the Per Diem Limitation as declared by the Internal Revenue Service on each Benefit Payment Date multiplied by the Maximum Per Diem Limit Percentage, then multiplied by 365.

•     Monthly Per Diem Limitation – the Per Diem Limitation as declared by the Internal Revenue Service on each Benefit Payment Date multiplied by the Maximum Per Diem Limit Percentage, then multiplied by 30.

Survivor – means the Insured remaining alive after the first death of the two eligible Insureds named in the Policy Specifications for this rider, when more than one eligible Insured is named.

Terminal Illness – a medical condition where the Terminally Ill Individual has been certified to have a life expectancy that is reasonably expected to be 12-months or less from the Benefit Date.

Terminally Ill Individual – an Insured who has been certified as having a Terminal Illness.

Eligibility Conditions – Chronic Illness or Terminal Illness

Eligibility Conditions – To receive an Accelerated Death Benefit, all the following conditions must be satisfied:

•     The Policy Owner must provide a written Request for Benefits. If we need additional information, within 15 days of our receipt of the written Request for Benefits, a Benefit Form will be provided to the Insured.  You must submit written proof that the Insured is either a Chronically Ill or Terminally Ill Individual.

•     The Insured must provide Certification of Illness that they are either a Chronically Ill Individual or a Terminally Ill Individual, whichever applies.

•     The Owner must provide us with the written consent of the assignee of record named under the Policy, if any, or the irrevocable beneficiary named under the Policy, if any.

•     There is no legal requirement that the benefit be used to meet the claims of creditors, whether in bankruptcy or otherwise, and there shall be no government agency that requires the benefit to apply for, obtain, or keep a government benefit or entitlement.

•     The Chronic or Terminal Illness shall not be the result of attempted suicide, or intentionally self-inflicted injury.

Request for Benefits – A written request for benefits may be for either one of the following:

•     Chronic Illness Benefits – may be made at any time after the date the Insured develops a Chronic Illness as defined in this Rider.  Only one request for Chronic Illness Benefits may be submitted during any 12-month period and each request must include a new Certification of Illness. Requests should also include the desired dollar amount and your election of annual or monthly benefit proceeds.

•     Terminal Illness Benefits - may be made at any time after the date the Insured develops a Terminal Illness as defined in this Rider. A request should include the desired dollar amount which is paid in one lump sum.

Accelerated Death Benefit Payments and Values – Chronic Illness Benefit

The Chronic Illness Benefit is the Accelerated Death Benefit payable when the Insured is a Chronically Ill Individual who has met the Eligibility Conditions subsection referenced above.

Chronic Illness Benefit Proceeds - the amount of Chronic Illness Benefits that is payable on each Benefit Payment Date.

The Chronic Illness Benefit Proceeds are equal to a – (b x c) – (d x c), where:

a = The Chronic Illness Benefit;

b = The Policy Debt prior to the payment of the Chronic Illness Benefit;

c = The Chronic Illness Acceleration Percentage; and

d = The sum of any Monthly Deductions that are due and unpaid prior to the payment of the Chronic Illness Benefit, if the Policy is in the Grace Period.

The Chronic Illness Acceleration Percentage is equal to (a ÷ b), where:

a = The Chronic Illness Benefit; and

b = The Chronic Illness Reduction Factor multiplied by the Death Benefit on the Benefit Payment Date.

The Chronic Illness Reduction Factor is equal to (c + d) ÷ e, where:

c = 100% of the Cash Surrender Value immediately prior to the benefit payment;

d = The Chronic Illness Risk Factor (which varies based on the Insured’s attained Age, sec and Risk Class, the Accelerated Death Benefit Interest Rate, and a mortality table for disabled lives declared by us) times the result of the Death Benefit less the greater of zero or the Accumulated Value immediately prior to the benefit payment; and

e = The Death Benefit.

Election of Proceeds - The Chronic Illness Benefit Proceeds may be paid in one annual payment or in 12-monthly payments. Proceeds will be paid as an annual benefit unless you elect to receive monthly payments.

Annual Benefit Proceeds – Under this option, you may elect to receive one annual payment that will not exceed the Maximum Annual Chronic Illness Benefit Amount. A new Certification of Illness is required before each election date, which is the start of a new 12-month period. The following stipulations apply:

•     The amount of Chronic Illness Benefits requested may not be less than the Minimum Annual Chronic Illness Benefit Amount shown in the Policy Specifications; and

•     The amount of Chronic Illness Benefits paid will never be greater than the Maximum Annual Chronic Illness Benefit Amount.

Monthly Benefit Proceeds – Under this option, you may elect to receive proceeds in 12-monthly payments that will result in payment of the Chronic Illness Benefit Proceeds over a 12-month election period or until you cancel your request. The amount of Monthly Benefit Proceeds may vary from month to month, but will not exceed the Maximum Monthly Chronic Illness Benefit Amount (shown in the Policy Specifications) on each Benefit Payment Date. A new Certification of Illness is required before each election date, which is the start of each new 12-month period however a new Request for Benefits will not be required. The following stipulations apply:

•     The amount of the Chronic Illness Benefits requested may not be less than the Minimum Monthly Chronic Illness Benefit Amount shown in the Policy Specifications;

•     The Chronic Illness Benefit will never be greater than the Maximum Monthly Chronic Illness Benefit Amount on that Benefit Payment Date; and

•     You may not change the dollar amount of the Chronic Illness Benefits you requested.

You may cancel an election of Monthly Benefit Proceeds at any time during the 12-month period that the Monthly Benefit Proceeds are being paid. However, a new Request for Chronic Illness Benefits may not be made until 12-months after the date the prior Request for Benefits was processed. Upon canceling your election, you will not receive any remaining monthly payments due and unpaid for the current 12-month election period.

Proceeds (annual or monthly) will be paid to you (or your designee) or your estate while the Insured is still living, subject to any required acknowledgment of concurrence for payout. Upon the death of the Owner we will pay the benefit, provided the benefit is requested prior to the Owner’s death, to his or her estate. Any payment of proceeds that is made in good faith by us is deemed irrevocable. Accelerated Death Benefits are paid as described in this Rider.

The Total Accelerated Chronic Illness Benefit is equal to the amount that the Death Benefit has been reduced as a result of paying an Accelerated Death Benefit under this Rider. The Total Accelerated Chronic Illness Benefit is equal to zero at the date of issue of this Rider.

Example:

Assumptions

•     Accumulated Value is $150,000

•     Chronic Illness Benefit is $65,000

•     Death Benefit is $600,000

•     Cash Surrender Value is $100,000

•     Chronic Illness Factor is 48.57734%

•     Policy Debt is $20,000

The Reduction Factor is 0.5309967 = [$100,000 + 0.4857734 x ($600,000 - $150,000)] ÷ $600,000.

The Acceleration Percentage is 20.40188% = $65,000 ÷ (0.5309967 x $600,000)

The Chronic Illness Benefit Proceeds is $60,919.62 = $65,000 - ($20,000 x 0.2040188)

End of Example

Accelerated Death Benefit Payment and Values – Terminal Illness Benefit

Terminal Illness Benefit Proceeds – Terminal Illness Benefit Proceeds is the amount of Terminal Illness Benefit that is payable on the Benefit Payment Date. Terminal Illness Benefit Proceeds will be paid in one lump sum and are at least equal to the Acceleration Percentage multiplied by the difference between the current Cash Surrender Value and any outstanding Policy Debt. More details about the calculation are in the Policy Specifications. We will pay the Terminal Illness Benefit Proceeds only once per Policy.

The Terminal Illness Acceleration Percentage is equal to (a ÷ b), where:

a = The Terminal Illness Benefit; and

b = The Terminal Illness Eligible Coverage on the Benefit Payment Date.

The Terminal Illness Benefit is the Accelerated Death Benefit payable when the Insured is a Terminally Ill Individual who has met the Eligibility Conditions subsection referenced above.

The Terminal Illness Eligible Coverage is the portion of the Policy Death Benefit that will qualify for determining the Terminal Illness Benefit under this Rider. The Terminal Illness Eligible Coverage is listed in the Policy Specifications. The Terminal Illness Eligible Coverage does not include:

•     Any insurance under the Policy on the life of someone other than the eligible Insured(s); or

•     Any rider, on the Insured(s), that is not explicitly listed as being Terminal Illness Eligible Coverage.

Example:

Assumptions:

•     Eligible Coverage is $100,000

•     Terminal Illness Benefit is $75,000

•     Accelerated Death Benefit Interest Rate is 8%

•     Cash Surrender Value is $25,000

•     Policy Debt is $10,000

•     Processing Charge is $0

The Acceleration Percentage is 75% = ($75,000 ÷ $100,000)

The Terminal Illness Reduction Factor is 0.92592593 = 1 ÷ (1 + 0.08)

The Terminal Illness Benefit Proceeds is $63,333.33 = [($100,000 - $25,000) x 0.92592593 + $25,000] x 0.75 - ($10,000 x 0.75) - 0

End of Example

Request for Benefits

Processing the Request for Benefits – Depending on whether a Chronic Illness Benefit or a Terminal Illness Benefit is requested, we will do one of the following on each Benefit Payment Date.

Upon request for Chronic Illness Benefits, we will:

•     Calculate the Chronic Illness Benefit Proceeds;

•     Verify that the Policy is not in the Grace Period. If it is, the Chronic Illness Benefit will be reduced by the amount needed to pay any portion of the Monthly Deduction due;

•     Limit the Chronic Illness Benefit Proceeds to the Maximum Annual Chronic Illness Benefit Amount or Maximum Monthly Chronic Illness Benefit Amount, each shown in the Policy Specifications, as applicable; and

•     Reduce Policy and Rider values as described herein.

Upon request for Terminal Illness Benefits, we will:

•     Calculate the Terminal Illness Benefit Proceeds;

•     Limit the Terminal Illness Benefit as shown in Terminal Illness Benefit Limitation shown in the Policy Specifications;

•     Reduce Policy and Rider values as described herein; and

•     Terminate any Chronic Illness Benefits.

Accelerated Death Benefits are payable immediately beginning on the Benefit Date. If payment of Accelerated Death Benefit proceeds is delayed thirty-one (31) calendar days after the Benefit Date, we will pay Death Benefit Proceeds Additional Interest as described in the Death Benefit Proceeds section of the Policy. Such additional interest rate will be applied to the Accelerated Death Benefit proceeds beginning on the 31st calendar day referenced above, to each Benefit Payment Date.

Rider Effects on Your Policy

When you exercise the Rider and we pay Benefit Proceeds, the following values will be reduced by an amount equal to the value below multiplied by the applicable Chronic or Terminal Illness Acceleration Percentage. On each Benefit Payment Date, the following values will be reduced:

•     The Total Face Amount;

•     The Accumulated Value;

•     The surrender charge for each Coverage Layer;

•     Any Policy Debt;

Other Rider Effects on the Policy

After we make the initial Benefit Payment under the Rider:

•     You can change your Death Benefit Option, but only to Death Benefit Option A;

•     We will not allow any requested increases in benefits under the Policy or any Riders;

•     Policy loan availability will continue according to Policy terms; and

•     We may discontinue any systematic distribution program in effect.

Premier Living Benefits Rider 2 Effects on Other Riders

Generally, optional rider benefits under the Policy will remain In Force subject to their terms and conditions, unless otherwise stated. We will calculate charges for optional riders in accordance with the terms of each applicable rider. The charges may be affected by the reduction in benefits and policy values. In addition:

•     If your Policy has the Short-Term No-Lapse Guarantee Rider, the no-lapse premium and any no-lapse credit will be reduced on the date of each Benefit Payment by an amount equal to the applicable no-lapse guarantee premium or no-lapse credit prior to the payment of Benefit Proceeds, multiplied by the Acceleration Percentage.

Accelerated Death Benefits may affect your eligibility for, or amount of, other benefits provided by federal, state or local government. Payments of Accelerated Death Benefits provided by the Rider are intended to qualify as Death Benefits under section 101(g) of the Tax Code. You should consult with your personal tax advisor before requesting any accelerated Death Benefit payments.

Payment of an Accelerated Death Benefit under this rider will reduce the Policy’s Death Benefit and other values under the Policy.  In most circumstances, the cost of insurance charges will also be reduced. In addition, premium limitations and Death Benefits required in order for the Policy to qualify as a life insurance policy or avoid being classified as a Modified Endowment Contract under the Tax Code will also be affected. See the VARIABLE LIFE INSURANCE AND YOUR TAXES- Modified Endowment Contracts and HOW PREMIUMS WORK-Limits on the Premium Payments You Can Make sections in this prospectus for more information on the relation of the Policy’s Death Benefit to premium payments and Modified Endowment Contract status.

Rider Termination

The Rider is effective on the Policy Date unless otherwise stated. It will terminate on the earlier of:

•     Your Written Request;

•     Acceleration of any part of the Policy’s Death Benefit because of an Insured(s) terminal illness while the Insured is still living;

•     The date Rider benefits equal to the total Death Benefit have been accelerated;

•     When the Rider or the Policy terminate; or

•     When you notify us of the Insured’s death.

If your Policy lapses and is reinstated, you may reinstate the Rider.

Terminal Illness Rider-Last Survivor

(This Rider is called “Accelerated Death Benefit Rider for Terminal Illness-Last Survivor” in your Policy.)

This Rider is only available at Policy issue. This Rider is not available if your Policy was issued with the Premier Living Benefit Rider 2 that names more than one eligible Insured.

The Terminal Illness Rider-Last Survivor provides protection from the financial impacts of having a medical condition that is reasonably expected to result in a Survivor life expectancy of 12 months or less by providing acceleration of a portion of the Death Benefit. This Rider must be elected at Policy Issue.

There is no additional cost for the rider. However, if you choose to exercise the Rider, at the time we pay the Rider Benefit, we will reduce your Policy’s Death Benefit by an amount greater than the Benefit payment itself, as described in the Rider. Other Policy values, including but not limited to, Surrender Charge, Accumulated Value and Total Face Amount will be reduced pro rata.

You may opt out of the Rider at any time after the Policy is issued. There is no charge for opting out of the Rider.

Rider Terms

Eligible Coverage – the portion of the Policy Face Amount that will qualify for determining the Terminal Illness Benefit under the Terminal Illness Rider-Last Survivor. Your Policy’s Eligible Coverage is listed in the Policy Specifications under the Terminal Illness Rider-Last Survivor. It does not include any insurance on the life of anyone other than the Insureds and any other rider on the Insureds.

Licensed Physician – a physician licensed and residing in the United States. The Licensed Physician cannot be you or an immediate family member.

Terminally Ill Individual – Survivor who has been certified by a Licensed Physician in writing as having a medical condition that is reasonably expected to result in a life expectancy of 12 months or less from the date of the Written Request.

Survivor - the Insured remaining alive after the first death of the two Insureds named in the Policy.

Eligibility Conditions

To receive the Rider Benefits, you must satisfy the following conditions:

•     You must submit a Written Request while the Policy is In Force; we will provide you with a claim form within 15 days of your Written Request. Your completed claim form must contain proof that the Survivor is a Terminally Ill Individual;

•     Any assignee or any irrevocable Beneficiary under the Policy must provide written consent;

•     The Terminally Ill Individual’s illness must not be the result of attempted suicide or intentionally self-inflicted injury;

•     If your Policy is a last survivor policy, it will only be eligible for a Terminal Illness Benefit after the death of the first Insured and only if the Survivor is a Terminally Ill Individual.

The Terminal Illness Benefit will be payable when we receive written certification from a Licensed Physician that the Survivor is a Terminally Ill Individual and meets the conditions described in the Rider. We reserve the right to obtain an additional opinion of the Survivor’s conditions at our expense. If this opinion differs from that of the Survivor’s Licensed Physician, eligibility for benefits will be determined by a third Licensed Physician who is mutually acceptable to you and to us.

The Terminal Illness Benefit will not be payable if the law requires the Benefit to meet creditor claims or a government agency requires the benefit for application or maintenance of a government benefit or entitlement.

The Rider at Exercise

You may submit your Written Request for benefits under the Rider, including the amount of Terminal Illness Benefit requested, when the Survivor qualifies as a Terminally Ill Individual and meets the eligibility conditions.

When we make the benefit payment we will:

•     Limit the benefit to the lesser of 75% of the Eligible Coverage or $250,000;

•     Calculate the Terminal Illness Benefit Proceeds, as described below; and

•     Reduce Policy and Rider values.

Calculating the Benefit Under the Rider

The Terminal Illness Benefit Proceeds is the amount payable under the Rider. It is a one-time payment equal to the Terminal Illness Benefit multiplied by (a) and reduced by (b) and (c) where:

(a)         The Terminal Illness Reduction Factor;

(b)         Policy Debt multiplied by the Acceleration Percentage; and

(c)          A processing charge, guaranteed not to exceed $100.

If the Survivor dies within 30 days of payment of the Terminal Illness Benefit Proceeds, we will refund the amounts defined in (a) and (c) above.

The Terminal Illness Reduction Factor is equal to (a) x (b) where:

(a)         Equals 1; and

(b)         Equals 1 plus the Accelerated Death Benefit Interest Rate.

The Accelerated Death Benefit Interest Rate will not exceed the greater of:

•     The current yield on the 90-day Treasury Bill; or

•     The maximum fixed annual rate of 8% in arrears or a variable rate determined in accordance with the National Association of Insurance Commissioners Policy Loan Interest Rate Model.

Example

Assumptions:

•     Eligible Coverage is $100,000

•     Terminal Illness Benefit is $75,000

•     Accelerated Death Benefit Interest Rate is 8%

•     Policy Debt is $10,000

•     Processing Charge is $100

The Acceleration Percentage is 75% = $75,000 ÷ $100,000

The Terminal Illness Reduction Factor is 0.92592593 = 1 ÷ (1 + 0.08)

The Terminal Illness Benefit Proceeds is $61,844.44 = ($75,000 x 0.92592593) - ($10,000 x 0.75) - $100

End of Example

We pay the Terminal Illness Benefit as a lump sum. It is guaranteed never to be less than $500 or 25% of your Policy’s Face Amount. We will pay the Terminal Illness Proceeds once per Policy.

If you send us Written Notice that the Survivor has died before we have paid the Terminal Illness Benefit, we will not make the payment. However, if we pay the Terminal Illness Benefit before we receive Written Notice of the Survivor’s death, the payment will be effective and we will reduce the Death Benefit Proceeds payable under the Policy.

We pay the benefits to you (or your designee) or to your estate while the Survivor is still living, unless the Policy has been otherwise assigned.

When you exercise the Rider, we will send you a statement demonstrating the effect of exercising the Rider on the Policy’s Accumulated Value, Death Benefit, Premium, Cost of Insurance Charges and Policy Loans.

At the time of each benefit payment, we will:

•     Calculate the amount payable upon request under this Rider (the “Terminal Illness Benefit Proceeds”);

•     Reduce the Policy and Rider values as described in the Rider; and

•     Send you an endorsement to the Policy, which will include a statement of the effect of the benefit payment on the Policy’s Accumulated Value, Death Benefit, Premium, Cost of Insurance Charges and Policy Loans.

If you request another transaction on the same day as a Terminal Illness Benefit is paid, we will process the Terminal Illness Benefit Proceeds after we have processed the other requested transactions.

Your Policy After Exercising the Rider

When you exercise the Rider and we make a benefit payment, Policy values will be reduced by an amount equal to the value below multiplied by the Acceleration Percentage:

•     The Total Face Amount; and

•     The Accumulated Value.

The Acceleration Percentage equals (a ÷ b) where:

a = The Terminal Illness Benefit; and

b = The Eligible Coverage on the date of each Benefit payment.

Your Policy’s Total Face Amount will be reduced by an amount equal to the Acceleration Percentage multiplied by the Total Face Amount prior to the benefit payment. The Face Amount of each Coverage Layer of the Policy or any term insurance Rider on the Survivor will be reduced according to the terms of the Policy and Rider.

The Policy’s Death Benefit and Accumulated Value will continue to be calculated in accordance with the terms of the Policy.

The Policy’s Investment Options values are reduced on the date of each benefit payment by an amount equal to the Acceleration Percentage multiplied by the Investment Option values prior to the benefit payment. The reduction to the values in each of the Investment Options will be treated as an Account Deduction.

We will reduce your Policy Debt, Loan Account and Loan Account Value on the date of a benefit payment by an amount equal to their respective values prior to the benefit payment multiplied by the Acceleration Percentage.

Your Policy’s Cost of Insurance charges will be calculated according to the terms of the Policy, but will be based on the reduced Policy values following the benefit payment.

Your Policy’s Cash Surrender Value and Net Cash Surrender Value following the benefit payment will be calculated according to the terms of the Policy.

The Riders After Exercising the Terminal Illness Rider-Last Survivor

Generally, optional rider benefits under the Policy will remain In Force subject to their terms and conditions, unless otherwise stated. We will calculate charges for optional riders in accordance with the terms of each applicable rider. The charges may be affected by the reduction in benefits and policy values. In addition:

•     If your Policy has the Short-Term No-Lapse Guarantee Rider,  the no-lapse premium and no-lapse credit will each be reduced on the date of each benefit payment.

Terminal Illness Benefit Accelerated Death Benefits may affect your eligibility for, or amount of, other benefits provided by federal, state or local government. Payments of Accelerated Death Benefits provided by the Rider are intended to qualify as Death Benefits under section 101(g) of the Tax Code.

You should consult with your personal tax advisor before requesting any accelerated Death Benefit payments.

Rider Termination

The Rider is effective on the Policy Date unless otherwise stated. It will terminate on the earlier of:

•     Your Written Request;

•     The date the Benefit under the Rider are paid;

•     When the Policy terminates; or

•     When you notify us of Survivor’s death.

If your Policy lapses and is reinstated, you may reinstate the Rider.

Payment of an Accelerated Death Benefit under this rider will reduce the Policy’s Death Benefit and other values under the Policy.  In most circumstances, the cost of insurance charges will also be reduced. In addition, premium limitations and Death Benefits required in order for the Policy to qualify as a life insurance policy or avoid being classified as a Modified Endowment Contract under the Tax Code will also be affected.

Estate Preservation Rider

This Rider provides a Death Benefit equal to the Rider Face Amount in the event that both Insureds under the Policy die during the first four Policy years. This Rider is available on any Policy where both Insureds are at least Age 18 and no older than 75 and where neither Insured has a substandard Risk Class or is uninsurable. Certain Policies issued with a rated Risk Class may also be eligible. Ask us or your life insurance producer for more information regarding Rider eligibility. There is a monthly charge for this Rider that will be shown on your Policy Specifications and added to the Monthly Deduction under the Policy until the Rider terminates. Currently, the charge range is $0.01-$83.35 per $1,000 of Face Amount. This Rider must be elected at Policy Issue.

If both Insureds die during the first four Policy Years, there is an additional death benefit paid equal to the Rider Face Amount. The Rider Face Amount is separate from the Total Face Amount of the Policy, but is based on the Face Amount of the Basic Life Coverage. The Rider Face Amount for this Rider is shown in the Policy Specifications and cannot be increased.

This Rider death benefit is not guaranteed to offset any estate or other tax liability. The Rider Face Amount does not contribute to the Total Face Amount of the Policy. The Rider Face Amount does not comprise a Basic Coverage Layer under the Policy. This Rider cannot be renewed after the end of Policy Year four.

Rider Termination

This Rider will terminate on the earliest of

•     Your Written Request;

•     On lapse or termination of the Policy;

•     Upon the end of Policy Year four; or

•     Upon the Survivor’s death.

Rider Reinstatement

If the Policy lapses and is later reinstated, this Rider will not be reinstated.

Example

A Policy is issued to Insureds who are both age 55, with a Face Amount of $250,000. The Policy also included $20,000 of Rider Face Amount under this Rider. The Rider Face Amount cannot be increased after issue. In Policy Year 2, one Insured dies within the first four Policy Years but the Survivor is still alive. Since the Survivor is still alive, no payout occurs under the Rider. In Policy Year 3, the Survivor dies. Since both Insureds died within the first four Policy Years, an additional death benefit payment equal to the Rider Face Amount will be made. If the Survivor died after the first four Policy Years, no additional death benefit would have been paid under this Rider.

Short-Term No-Lapse Guarantee Rider

This Rider provides for the continuation of death benefit coverage for a specified guarantee period, if certain minimum premiums under the Rider are paid, even if the Policy’s Net Accumulated Value is less than the Monthly Deduction due on a Monthly Payment Date. There is no additional fee for this Rider.

Rider Eligibility

The Rider is available at Policy issue for Insureds Age 79 and younger and if you choose Death Benefit Option A or B when applying for your Policy. This Rider is automatically added to the Policy if eligibility conditions are met.

Rider Terms

No-Lapse Guarantee Period – the time during which we guarantee the death benefit will remain In Force as long as the guarantee under this Rider is in effect. This period is shown in the Policy Specifications. This period begins on the Policy Date and will not re-start if insurance Coverage is added or increased. This period ends when the youngest Insured reaches attained age 90.

No-Lapse Guarantee Premium – is an annual amount used during the No-Lapse Guarantee Period to determine the No-Lapse Credit (defined in the How the Rider Works section below). The No-Lapse Credit is used to determine if the guarantee under this Rider is in effect. The No-Lapse Guarantee Premium in effect as of the Policy Date is shown in the Policy Specifications and is expressed as an annual amount. The No-Lapse Guarantee Premium is calculated such that it covers sufficient future Monthly Deductions under the Policy. The No-Lapse Guarantee Premium may change. Any increase in Face Amount, scheduled or not, or addition or increase in insurance Coverage will cause an increase in the No-Lapse Guarantee Premium. A decrease in Face Amount or in other insurance Coverage will not cause a decrease in the No-Lapse Guarantee Premium. If the No-Lapse Guarantee Premium changes as a result of such a change, we will inform you of the amount of the changed No-Lapse Guarantee Premium.

How the Rider Works

This Rider guarantees that the Policy will continue in effect until the end of the No-Lapse Guarantee Period (ends when the youngest Insured reaches attained age 90) shown in the Policy Specifications if you pay a premium by the beginning of each Policy month at least equal to one twelfth of the No-Lapse Guarantee Premium.

The Policy will also continue in effect under this Rider if flexible premium payments are made as long as the No-Lapse Credit less Policy Debt is equal to or greater than zero.

The No-Lapse Credit is used to determine if the guarantee under this Rider is in effect. It is calculated at the beginning of each Policy month during the No-Lapse Guarantee Period. The No-Lapse Credit as of the Policy Date, which is also the first Monthly Payment Date, is equal to the premium paid less one-twelfth of the No-Lapse Guarantee Premium. On any other Monthly Payment Date, the No-Lapse Credit is equal to:

•     The No-Lapse Credit as of the prior Monthly Payment Date multiplied by (i), where:

– i = no greater than 1.00270926 if the No-Lapse Credit is negative; otherwise,

– i = 1.00000;

•     Plus premiums received since the prior Monthly Payment Date;

•     Less withdrawals taken since the prior Monthly Payment Date; and

•     Less one-twelfth of the then current No-Lapse Guarantee Premium.

Example:

Assumptions

•                  No Lapse Premium is $838.61

•                  No Lapse Credit on the prior Monthly Payment Date is $1,000

•                  Withdrawal Amount taken since prior Monthly Payment Date is $500

•                  Premium Payment made on the current Monthly Payment Date is $100

Since the No Lapse Credit is positive,

the No Lapse Credit is $530.12 ($1,000 * (1.00000) + $100 - $500 - $838.61/12).

For the guarantee under this Rider to be in effect, the No-Lapse Credit less  Policy Debt must be equal to or greater than zero.

If the No-Lapse Credit less  Policy Debt is less than zero, the guarantee under this Rider is not in effect. The guarantee under this Rider may be brought back into effect by paying additional premium equal to the amount of premium necessary after deduction of the premium load so that the No-Lapse Credit less  Policy Debt is equal to or greater than zero (the “Catch-Up” premium). If your Policy is in the grace period, you may pay the lesser of the Catch-Up premium (if this Rider is in effect) or the amount due to move the Policy out of the grace period. See the YOUR ACCUMULATED VALUE – Lapsing and Reinstatement section in this prospectus for more information on the Policy grace period.

If the guarantee under this Rider is in effect, the Policy and any attached optional benefits that are currently In Force, will remain In Force, will not enter the grace period and will not lapse during the specified guarantee period. Instead, the Policy will continue under the guarantee provided by this Rider and it will stay In Force as long as the No-Lapse Credit less  Policy Debt is equal to or greater than zero.

If the Policy is continued under the guarantee provided by this Rider, the Net Accumulated Value can be less than or equal to zero. If the Policy does not have enough Net Accumulated Value from which Monthly Deductions can be collected any uncollected amounts are accumulated without interest and the result is called the Accumulated Value Deficit. Any net premium or loan repayment received, when the Policy is continued under the guarantee provided by this Rider will first be used to repay the Accumulated Value Deficit until it is zero. After the Accumulated Value Deficit is reduced to zero, any excess will be applied to any Policy Debt unless you instructed otherwise. If you want to keep your Policy In Force at the end of the Guarantee Period, you must make a payment sufficient to reduce the Accumulated Value Deficit to zero. In such case, any excess will then be applied to any Policy Debt unless you instructed otherwise.

Example:

Assumptions:

•     Policy is within No-Lapse Guarantee Period

•     Accumulated Value of $11,000 before monthly deductions

•     Policy Debt of $9,500

•     Policyholder has paid a premium at the beginning of each Policy month at least equal to one twelfth of the No-Lapse Guarantee Premium

•     Upcoming Monthly deduction = $2,000

Result:

•     Policy Net Accumulated Value after monthly deductions will fall below $0 to -$500 ($11,000 - $9,500 - $2,000).

•     Policy does not enter the Grace Period since policyholder has paid sufficient premium to meet the minimum No-Lapse Guarantee premium requirement.

Effect on Other Riders

If the Policy is continued under the guarantee provided by this Rider, any attached Riders will continue or end according to their respective terms.

Rider Termination

This Rider will end on the earliest of:

•     If you add any Rider that has separate charges after the Policy Date;

•     The date when the No-Lapse Credit less Policy Debt is less than or equal to zero and the Net Accumulated Value is less than the Monthly Deduction due on the Monthly Payment Date, unless a Catch-Up premium is made; or

•     At the end of the Guarantee Period.

Rider Reinstatement

If the Policy has lapsed and you later wish to reinstate it, you will need to satisfy the reinstatement conditions described in the Policy. Upon Policy reinstatement we will bring forward any Catch-Up Amount and any Accumulated Value Deficit, without interest. Any Catch-Up Amount existing at the time of lapse will need to be paid upon Policy reinstatement if you wish the Short-Term No Lapse Guarantee Benefit provided under this Rider to be in effect. See the YOUR POLICY’S ACCUMULATED VALUE - Lapsing and Reinstatement – Reinstating a lapsed Policy section in this prospectus.

Things to Keep in Mind

Other Variable Life Insurance Policies

We offer other variable life insurance policies which provide insurance protection on the life of an Insured. We also offer riders on other variable life insurance policies that provide additional insurance protection on an Insured. Many life insurance policies and riders have some flexibility in structuring the amount of insurance protection, the amount that is payable upon death, and premium payments in targeting cash values based on your particular needs.

This Policy

If you add a Rider or Riders to your Policy, and if we apply maximum guaranteed charges, you may increase your risk of lapse even if all planned premiums are paid. Adding a Rider or Riders may also affect the amount of premium you can pay on your Policy and still have it qualify as life insurance.

Accelerated death benefit payments received for a chronic illness may be taxable in certain situations, such as when benefit payments are made from multiple policies or when benefit amounts exceed certain IRS limitations (referred to as “per diem” limitations). Pacific Life cannot determine the taxability of benefit payments. Tax treatment of long-term care benefits is complex, and will depend on the amount of benefits taken, the amount of qualified expenses incurred and possibly other factors. Receipt of accelerated death benefits may affect eligibility for public assistance programs such as Medicaid. Consult your qualified and independent legal and tax advisors about the tax implications of these benefits.

We also offer the ability to have increases in Coverage. A requested increase in Coverage can provide for a larger increase, but would be subject to full underwriting and could result in a different Risk Class than that originally underwritten. Policy charges will vary based on the amount and timing of increases, and on whether the increase was scheduled or requested.

Ultimately, individual needs and objectives vary, and they may change through time. It is important that you consider your goals and options carefully. You should discuss your insurance needs and financial objectives with your life insurance producer before purchasing any life insurance product or purchasing additional insurance benefits. You should also consider a periodic review of your Coverage with your life insurance producer.

HOW PREMIUMS WORK

Your Policy gives you the flexibility to choose the amount and frequency of your premium payments within certain limits.

The amount, frequency, and period of time over which you make premium payments may affect whether your Policy will be classified as a Modified Endowment Contract, or no longer qualifies as life insurance for tax purposes. See the VARIABLE LIFE INSURANCE AND YOUR TAXES section in this prospectus for more information.

We deduct a premium load from each premium payment, and then allocate your Net Premium to the Investment Options you have chosen. See the Deductions From Your Premiums subsection below.

Your Initial Premium

We apply your first premium payment to the Policy on the later of the day we receive it or the day we receive all contractual and administrative requirements necessary for your Policy to be In Force. See the HOW PREMIUMS WORK – Allocating Your Premiums section in this prospectus for more information on when your first Net Premium is allocated to the Investment Options.

If you have outstanding contractual and administrative requirements, your life insurance producer will notify you of a delivery date when any outstanding requirements are due to us, not to exceed 45 days from the date we issue your Policy. If we do not receive your first premium payment and all contractual and administrative requirements on or before the delivery date, we can cancel the Policy and refund any premium payment you have made. We may extend the delivery date in some cases. There is no required minimum initial premium amount.

Planned Premium Payments

You can schedule the amount and frequency of your premium payments. We refer to scheduled premium payments as your planned premium. Here’s how it works:

•     You indicate whether you want to make premium payments annually, semi-annually, or quarterly. You can also choose monthly payments using our monthly Electronic Funds Transfer Plan, which is described below. If you want to change the scheduled premium payment amount or frequency, contact us in writing.

•     We send you a notice to remind you of your scheduled premium payment (except for monthly Electronic Funds Transfer Plan payments, which are paid automatically). If you own more than one Policy, you can request us to send one notice – called a list bill – that reminds you of your payments for all of your Policies. We require at least three participants for a list bill. You can choose to receive the list bill every month.

•     If you have any Policy Debt, we will treat any payment you make during the life of your Policy as a loan repayment, not as a premium payment, unless you tell us otherwise in writing. When a payment, or any portion of it, exceeds your Policy Debt, we will treat it as a premium payment.

You do not have to make the premium payments you have scheduled. However, not making a premium payment may have an impact on any financial objectives you may have set for your Policy’s Accumulated Value and Death Benefit, and could cause your Policy to lapse. Even if you pay all your premiums when they’re scheduled, your Policy could lapse if the Accumulated Value, less any Policy Debt, is not enough to pay your monthly charges. See the YOUR POLICY’S ACCUMULATED VALUE section in this prospectus for more information.

Paying Your Premium

Premium payments must be made in a form acceptable to us before we can process it. You may pay your premium:

•     By personal check, drawn on a U.S. bank

•     By cashier’s check, if it originates in a U.S. bank

•     By money order in a single denomination of more than $10,000 for in force payments, if it originates in a U.S. bank

•     By third party payments, when there is a clear relationship between the payor (individual, corporation, trust, etc.) and the Insured(s) and/or Owner

•     By temporary check with the ABA routing number and account number pre-printed on the check

•     Wire transfers that originate in U.S. banks.

We will not accept premium payments in the following forms:

•     Cash

•     Credit card or check drawn against a credit card account

•     Traveler’s checks

•     Cashier’s check or money order drawn on a non-U.S. bank, even if the payment may be effected through a U.S. bank

•     Money order in a single denomination of $10,000 or less

•     Third party payments, if there is not a clear relationship between the payor (individual, corporation, trust, etc.) and the Insured(s) and/or Owner

•     Wire transfers that originate from foreign bank accounts.

If your Policy is subject to the Minimum Death Benefit, and you want to pay a premium that increases the Net Amount At Risk, you will need to provide us with satisfactory evidence of insurability before we can increase the Death Benefit regardless of which Death Benefit Option you have selected. In this event, your cost of insurance charges will also increase. Cost of insurance charges are based, among other things, upon your Policy’s Net Amount At Risk. For more information, see the YOUR POLICY’S ACCUMULATED VALUE section in this prospectus on how cost of insurance charges are calculated.

All unacceptable forms of premium payments will be returned to the payor along with a letter of explanation. We reserve the right to reject or accept any form of payment. If you make premium payments or loan repayments by Electronic Funds Transfer or by check other than a cashier’s check, your payment of any withdrawal proceeds and any refund during the free look period may be delayed until we receive confirmation in our administrative office that your payment has cleared.

Monthly Electronic Funds Transfer Plan

You can make monthly premium payments or loan payments using our Electronic Funds Transfer Plan. Here’s how it works:

•     You authorize us to withdraw a specified amount from your checking account, savings account or money market account each month.

•     If you do not specify a day for us to make the withdrawal, we will withdraw the payment on your Policy’s monthly anniversary.

•     If you make monthly payments by the Electronic Funds Transfer Plan, we will apply the payments as loan repayment unless you have requested that payments be applied as premium payments.  Loan payments made by the Electronic Funds Transfer Plan must be at least $50.

Deductions From Your Premiums

There are different premium types for this Policy. The premium type is used to determine the applicable premium load for each premium payment. The three premium load types are basic premium load, internal premium load, and General Account surplus premium load.

We deduct a maximum basic premium load of 6.90% from each premium payment you make excluding any internal premiums. Internal premiums are premiums made by a replacement or conversion of an existing policy you have with us. We deduct a maximum internal premium load of 6.90% from each internal premium. If the existing policy you have with us is a variable universal life policy and a conversion or split option rider was used or the transfer was made in connection with a transfer or exchange offer by us or Pacific Select Distributors, LLC (our distributor), the value transferred from the old policy will not incur any premium load, including any internal premium load. Premium loads will apply on the new policy for additional premium added at issue or after the initial premium paid.

The General Account surplus premium load is deducted from premiums paid (excluding internal premiums) that are greater than a certain amount (called the Premium Band in your Policy Specifications) which are allocated to the Fixed Account. The General Account surplus premium load is the General Account surplus premium load rate multiplied by total premiums made in excess of the Premium Band intended to be allocated to the Fixed Account. The maximum General Account surplus premium load rate on a guaranteed basis is 20% of the premiums made in excess of the Premium Band. Currently, a General Account surplus premium load will only be imposed on premiums paid that exceed the Premium Band amount during the first Policy year. The Premium Band and the current General Account surplus premium load rate will vary by Policy, however, once the Policy is issued the applicable Premium Band and the current General Account surplus premium load rate will never change. Work with your life insurance producer prior to purchase to determine what Premium Band and General Account surplus premium load applies to you. You may also contact us or your life insurance producer for total premiums made, in relation to the Premium Band, over the life of the Policy.

Premium loads help pay for the cost of distributing our Policies, and are also used to pay state and local premium taxes, any other taxes that may be imposed, and to compensate us for certain costs or lost investment opportunities resulting from our amortization and delayed recognition of certain policy acquisition expenses for federal income tax purposes. These consequences are referred to as the deferred acquisition cost (“DAC tax”).

Like other Policy charges, we may profit from premium loads and may use these profits for any lawful purpose, such as the payment of distribution and administrative expenses. We will notify you in advance if we change our current load rates.

Limits on the Premium Payments You Can Make

We will not accept premium payments after your Policy’s Monthly Deduction End Date.

Federal tax law puts limits on the amount of premium payments you can make in relation to your Policy’s Death Benefit. These limits apply in the following situations:

•     If  you have chosen the Guideline Premium Test as your Death Benefit Qualification Test and accepting the premium means your Policy will no longer qualify as life insurance federal income tax purposes.

•     If applying the premium in that Policy Year means your Policy will become a Modified Endowment Contract. You may direct us to accept premium payments or other instructions that will cause your Policy to be treated as a Modified Endowment Contract by signing a Modified Endowment Contract Election Form. You will find a detailed discussion of Modified Endowment Contracts in the VARIABLE LIFE INSURANCE AND YOUR TAXES section in this prospectus. You should speak to a qualified tax advisor for complete information regarding Modified Endowment Contracts.

•     If applying the premium payment to your Policy will increase the Net Amount At Risk. This will happen if your Policy’s Death Benefit is equal to the Minimum Death Benefit or would be equal to it once we applied your premium payment.

You will find more detailed information regarding these situations in the SAI.

Allocating Your Premiums

We generally allocate your Net Premiums to the Investment Options you have chosen on your application on the day we receive them. See the APPENDIX: FUNDS AVAILABLE UNDER THE POLICY section in this prospectus for more information about the Investment Options. If we do not have allocation instructions, we will contact you to obtain updated allocation instructions.

Where we allocate your first premium depends on the state and replacement status. For policies that require us to return the premiums you have paid if you exercise your Free Look Right, we will hold your Net Premiums in the Fidelity® VIP Government Money Market Variable Account until the end of the applicable state free look period, and then transfer them to the Investment Options you have chosen.

If your Policy requires refunds to be based on Accumulated Value if you exercise your Free Look Right, we allocate Net Premiums to the Investment Options you have chosen on the day we receive them or your Policy Date, if later. If your Policy has outstanding contractual and/or administrative requirements necessary before it can be placed In Force, we will allocate any Net Premiums received to the Fidelity® VIP Government Money Market Variable Account until the requirements are satisfied and your Policy is placed In Force.

YOUR POLICY’S ACCUMULATED VALUE

Accumulated Value is the value of your Policy on any Business Day. It is used as the basis for determining Policy benefits and charges.

We use it to calculate how much money is available to you for loans and withdrawals, and how much you will receive if you surrender your Policy. It also affects the amount of the Death Benefit if you choose a Death Benefit Option that’s calculated using Accumulated Value.

The Accumulated Value of your Policy is not guaranteed – it depends on the performance of the Investment Options you have chosen, the premium payments you have made, Policy charges and how much you have borrowed or withdrawn from the Policy.

If your Accumulated Value less any Policy Debt is insufficient to pay for Policy charges, your Policy will enter its Grace Period. We will send you a notice telling you the amount of premium to pay to keep your Policy In Force. The 61-day Grace Period starts on the notice date. If you do not pay sufficient premium during the Grace Period to restore your Policy’s Accumulated Value, your Policy will lapse. This Policy offers a rider that provides no-lapse protection for a certain period if rider conditions are met. See the Short-Term No-Lapse Guarantee Rider in the OTHER BENEFITS AVAILABLE UNDER THE POLICY section in this prospectus. Also see the Lapsing and Reinstatement subsection below.

Calculating Your Policy’s Accumulated Value

Your Policy’s Accumulated Value is the sum of the following:

•     Variable Account Value – the sum of the Accumulated Value in each Variable Account.

•     Fixed Account Value – the value allocated to the Fixed Account.

•     Loan Account Value – is equal to the Loan Account plus any interest credited which will accrue daily.

The Accumulated Value in the Fixed and Variable Options is made up of the following:

•     Net Premiums that you allocate

•     Any non-guaranteed additional credits that we may pay

•     Policy Charges that we deduct

•     Withdrawals that you request

•     Loans that you request and that become part of the Loan Account

•     Earnings on the Accounts.

Your Policy’s Accumulated Value is the total amount allocated to the Variable Investment Options and the Fixed Account, plus the amount in the Loan Account. Please see the WITHDRAWALS, SURRENDERS AND LOANS – Taking Out a Loan section in this prospectus for information about loans and the Loan Account.

The Variable Account Value is the sum of the value allocated to each of the Variable Accounts. For each Variable Account, we determine the value allocated to the Variable Investment Options on any Business Day by multiplying the number of accumulation units for each Variable Investment Option credited to your Policy on that day, by the Variable Investment Option’s unit value at the end of that day. The process we use to calculate unit values for the Variable Investment Options is described in the YOUR INVESTMENT OPTIONS section in this prospectus.

The Fixed Account Value is the sum of the value in the Fixed Account. We credit interest to the Fixed Account on a daily basis, at a rate not less than the guaranteed minimum of 1.00%. Please see the YOUR INVESTMENT OPTIONS –Fixed Option section in this prospectus for further details.

When you request a Policy Loan, an equivalent amount of money is processed as an Account Deduction and added to the Loan Account. Please see the WITHDRAWALS, SURRENDERS AND LOANS – Taking Out a Loan section in this prospectus for information about loans and the Loan Account.

Additional Credit

Your Policy may be eligible for an additional credit. Here is how it works:

Beginning on your 11th Policy Anniversary and on each Policy Anniversary thereafter, we may credit your Policy with an additional credit on an annual basis. We calculate the additional credit amount based upon the Face Amount of your Policy as described below.  The additional amount, if any, will be credited no less frequently than annually as an Account Addition.

The additional credit rate is the weighted average of the additional credit rates for all Coverage Layers, based on the Face Amount for each Coverage Layer at issue.

Terminating any Coverage Layer in its entirety may reduce the crediting of any future additional credits attributable to that Coverage Layer. The Policy must be in force on a Policy Anniversary to receive the additional credit. No partial additional credit is paid if the Policy is surrendered.

The additional credit rate ranges by duration from 0% to [    ]% and depends on your Age, Sex, Risk Class and Death Benefit Option at the issue of each Coverage Layer.

Your Policy’s additional credit is not guaranteed, and we may discontinue the program at any time.

For more information on the additional credit, you may ask your life insurance producer to provide an In Force Illustration.

An example
Assume the following:

•           Policy’s Face Amount is $100,000

•           Policy is in the 11th policy year

•           Additional credit rate in year 11 is [     ]%.

The additional credit added to the Policy’s Accumulated Value on the Policy Anniversary is [    ]% × 100,000 = $[     ].

Policy Charges

We take various charges from your Policy’s Accumulated Value to compensate us for the cost of the Policy benefits and for maintaining your Policy:

1.         Monthly Deductions

2.         Transaction Fees

3.         Loan Interest Charged against the Loan Account.

Guaranteed maximum fees are shown in the FEE TABLES section in this prospectus.

All Policy charges assessed under the Policy will reduce the Accumulated Value as an Account Deduction.

Monthly Deductions

We deduct a monthly charge from your Policy’s Accumulated Value on each Monthly Payment Date until the Monthly Deduction End Date. If there is not enough Accumulated Value less Policy Debt to pay the monthly charge, your Policy could lapse. For more information, see the Lapsing and Reinstatement subsection below.

The Monthly Deduction is made up of five charges:

1.         Cost of insurance charge

2.         Administrative charge

3.         Coverage charge

4.         Charges for optional Riders and benefits

5.         Asset charge

Your Policy and any Riders will provide a list of all guaranteed Policy charges as shown in the FEE TABLES section in this prospectus. For any given charge, we may charge less than these amounts, but we will never charge more than these guaranteed amounts. Any lesser charge will apply uniformly to all members of the same Class.

We may profit from Policy charges and may use these profits for any lawful purpose such as the payment of distribution and administrative expenses.

There are no Monthly Deductions after the Monthly Deduction End Date.

Cost of Insurance Charge

This Cost of Insurance Charge is for providing you with life insurance protection. It is based upon the cost of insurance rates of each Coverage Layer and a Net Amount At Risk. The current charge range is $[   ]-$[   ] per $1,000 of Net Amount At Risk.

The Net Amount At Risk used for calculating cost of insurance charges is determined on the Monthly Payment Date as:

•     The Death Benefit under the policy divided by the Net Amount At Risk Factor of 1.0008295

•     Less the Accumulated Value

If your policy has multiple Coverage Layers, the Net Amount at Risk is proportional to each Coverage Layer based upon the Face Amount of the Coverage Layer.

There are maximum or guaranteed cost of insurance rates associated with each Coverage Layer. These rates are shown in your Policy Specifications or in any Supplemental Schedule of Coverage that we provide.

The guaranteed rates include the insurance risks associated with insuring two people. They are calculated using 2017 Commissioners Standard Ordinary Mortality Tables. The cost of insurance rates take into consideration the Age and sex of the Insureds unless unisex rates are required. Unisex cost of insurance rates are based on sex-blended tables.  They are also used when a Policy is owned by an employer in connection with employment-related or benefit programs.

How we calculate cost of insurance
We calculate cost of insurance by multiplying the current cost of insurance rate by a Net Amount At Risk at the beginning of each Policy month.

The Net Amount At Risk used in the cost of insurance calculation is the difference between a discounted Death Benefit that would be payable if the Insured died and the Accumulated Value of your Policy at the beginning of the Policy month before the monthly charge is due.

First, we calculate the total Net Amount At Risk for your Policy in two steps:
• Step 1: we divide the Death Benefit that would be payable at the beginning of the Policy month by 1.0008295.
• Step 2: we subtract your Policy’s Accumulated Value at the beginning of the Policy month from the amount we calculated in Step 1.
Next, we allocate the Net Amount At Risk in proportion to the Face Amount of all Coverage Layers, and each increase that’s In Force as of your Monthly Payment Date.
We then multiply the amount of each allocated Net Amount At Risk by the cost of insurance rate for each Coverage Layer. The sum of these amounts is your cost of insurance charge.

Premiums, Net Premiums, Policy fees and charges, withdrawals, investment performance and fees and expenses of the underlying Funds may affect your Net Amount At Risk, depending on the Death Benefit Option you choose or if your Death Benefit under the Policy is the Minimum Death Benefit.

Administrative charge

Currently, we deduct a charge not to exceed $15.00 a month to help cover the costs of administering and maintaining our Policies. We guarantee that this charge will not increase.

Coverage charge

We deduct a Coverage charge every month to help cover the costs of distributing our Policies.

Each Coverage Layer on the Insureds in the Policy has its own Coverage charge. The total amount of Coverage charges deducted monthly is the sum of the Coverage charges calculated for each Coverage Layer in effect.

The Coverage charge for each Coverage Layer is calculated based on the Face Amount, Insureds’ Age and Risk Class, and Death Benefit Option on the Coverage Layer Effective Date.

Your Policy Specifications and any Supplemental Schedule of Coverage provide the Policy’s guaranteed Coverage charges. We may charge less than our guaranteed rate. The current Coverage charge is $[   ] per Policy plus $[   ]-$[   ] per $1,000 of Coverage Layer and only applies for the first 10 years of each Coverage Layer

A hypothetical example:

For a policy that has a Policy Face Amount of $350,000, a Death Benefit Option A Coverage charge rate of [     ], a Death Benefit Option B Coverage Charge rate of [     ], a Death Benefit Option C Coverage Charge rate of [    ], and a per Policy Charge Coverage charge of $[    ]:

The guaranteed monthly Coverage charge in year one is:

•     Under Death Benefit Option A, is $[    ] (($350,000 ÷ 1,000) x [A rate]) + [    ]

•     Under Death Benefit Option B, is $[    ] (($350,000 ÷ 1,000) x [B rate]) + [    ]

•     Under Death Benefit Option B, is $[    ] (($350,000 ÷ 1,000) x [C rate]) + [    ]

Asset charge

The asset charge is deducted monthly and is assessed against the Policy’s unloaned Accumulated Value. The current charge is [    ]% annually ([    ]% monthly) of unloaned Accumulated Value. The charge is guaranteed not to exceed [    ]% annually ([    ]% monthly) of unloaned Accumulated Value.

An example

Assume a Policy is in year 5 with an Accumulated Value of $250,000, a Loan Account of $25,000, and thus an unloaned Accumulated Value of $225,000.
The maximum monthly asset charge is: $225,000 x [    ]% = $[    ]

Charges for optional riders

If you add any riders to your Policy, we add any charges for them to your monthly charge. The current charges are discussed for each Rider, where applicable in the OPTIONAL RIDERS AND BENEFITS section in this prospectus.

Transaction Fees

Excess Transfer Charge

Under the Policy, there is a $25 transfer charge for each transfer in excess of 12 transfers per Policy year. Currently, we are not imposing this charge.

Evaluation of Insurability

Under the Policy, there is a $100 fee upon each non-scheduled request to increase the Basic Face Amount. Currently, we are not imposing this charge.

Illustration Request

Under the Policy, you can request one Policy Illustration each Policy year free of charge. After that, there is a $25 per request fee for each Illustration. Currently, we are not imposing this charge.

Withdrawal Charge

Under the Policy, there is a $25 withdrawal charge for each withdrawal of Accumulated Value. Currently, we are not imposing this charge.

Premium Load

Current fee information about premium loads (basic, General Account surplus, internal) can be found in the HOW PREMIUMS WORK - Deductions From Your Premiums section in this prospectus and for surrender charges, see the WITHDRAWALS, SURRENDERS AND LOANS - Surrendering Your Policy section in this prospectus.

Terminal Illness Rider - Last Survivor (Processing Charge)

Under the Rider, there is a $100 processing fee to determine and distribute the benefit payment. Currently, we are not imposing this charge.

Policy Split Option Rider – (Admin Fee)

Under the Rider, there is a $200 administration fee to process the Policy split into two new policies. Currently, we are not imposing this charge.

Loan Interest

Currently, there is a loan interest charge of 2.25% for the amount you borrow. In addition to the loan interest charge, the amount used to secure the loan will be credited interest at a minimum amount of 2.00% to help offset the loan interest charge of 2.25%. Loan interest on the Loan Account and Policy Debt accrues daily and any loan interest on each Policy Anniversary will be added to the Loan Account. On each Policy Anniversary, we transfer the excess of the Policy Debt over Loan Account Value from the Investment Options to the Loan Account. If the Loan Account Value from the Investment Options to the Loan Account. If the Loan Account Value is greater than Policy Debt, then such excess is transferred from the Loan Account to the Variable Options or the Fixed Account on a proportionate basis according to your most recent Allocation Instructions.

Lapsing and Reinstatement

There is no guarantee that your Policy will not lapse even if you pay your planned premium. Your Policy will lapse if there is not enough Accumulated Value, after subtracting any Policy Debt, to cover the monthly charge on the day we make the deduction. This Policy offers a rider that provides no-lapse protection for a certain period if rider conditions are met. See the Short-Term No-Lapse Guarantee Rider in the OTHER BENEFITS AVAILABLE UNDER THE POLICY section in this prospectus.

Your Policy’s Accumulated Value is affected by the following:

•     Loans or withdrawals you make from your Policy

•     Certain Rider benefits paid from your Policy

•     Not making planned premium payments

•     The performance of your Investment Options

•     Charges under the Policy.

If your Policy’s Accumulated Value less Policy Debt is not enough to pay the total monthly charge, your policy will enter its Grace Period. We deduct the amount that is available and send you, and anyone you have assigned your Policy to, a notice telling you the amount to pay to keep your Policy In Force. The minimum amount you must pay to keep your Policy In Force is equal to three times the monthly charge that was due on the Monthly Payment Date when there was not enough Accumulated Value to pay the charge, plus premium load. For more information regarding payment due to keep your Policy In Force, please contact our Life Insurance Division.

We will give you a Grace Period of 61 days from the date we send the notice to pay sufficient premium to keep your Policy In Force. Your Policy will remain In Force during the Grace Period. We may accept an amount that is less than the amount provided in the notice to keep the Policy In Force. If you receive a notice, speak with your life insurance producer or contact us directly if you have any questions.

If we do not receive your payment within the Grace Period, your Policy will lapse with no value. This means we will end your life insurance Coverage.

If you make the minimum payment

If we receive your payment within the Grace Period, we will allocate your Net Premium on the day it is received to the Investment Options you have chosen and deduct the monthly charge from your Investment Options as an Account Deduction at the next policy monthly payment date. A minimum of the Monthly Deduction due plus three times the Monthly Deduction due when the insufficiency occurred plus any applicable premium load, must be paid.

If your Policy is in danger of lapsing and you have Policy Debt, you may find that making the minimum payment would cause the total premiums paid to exceed the maximum amount for your Policy’s Face Amount under tax laws. In that situation, we will not accept the portion of your payment that would exceed the maximum amount. To stop your Policy from lapsing, you will have to repay a portion of your Policy Debt.

Remember to tell us if your payment is a premium payment. Otherwise, we will treat it as a loan repayment.

How to avoid future lapsing

To stop your Policy from lapsing in the future, you may want to make larger or more frequent premium payments if tax laws permit it. Or if you have a Policy loan, you may want to repay a portion of it.

Paying Death Benefit Proceeds during the Grace Period

If the Survivor dies during the Grace Period, we will pay Death Benefit Proceeds to your Beneficiary. We will reduce the payment by any unpaid monthly charges and any Policy Debt.

Reinstating a lapsed Policy

If your Policy lapses, you have three years from the end of the Grace Period to apply for a reinstatement. We will consider your reinstatement request if you send us the following:

•     A written application

•     Evidence satisfactory to us that each Insured is still insurable in the same Risk Class as when the Policy was issued

•     A Premium payment sufficient, after reduction by any premium load, to:

•     Cover all unpaid Monthly Deductions and Policy loan interest that were due and unpaid during the Grace Period,

•     Keep your Policy In Force for three months after the date your Policy is reinstated, and

•     Cover any negative Accumulated Value if there was a Policy loan or other outstanding Policy Debt at the time of lapse.

We will reinstate your Policy as of the first Monthly Payment Date on or after the day we approve the reinstatement. We will allocate the Accumulated Value according to your most recent premium Allocation Instructions.

At reinstatement:

•     The Accumulated Value upon reinstatement will equal the Accumulated Value at the date of lapse less the Policy Debt at the time of lapse. Any negative Accumulated Value will be due in addition to sufficient premium at the time of reinstatement.

•     Surrender charges and Coverage for Basic Life Coverage under this Policy will be calculated on their original schedule as if lapse had never occurred, reflecting the schedule of each charge at reinstatement and policy duration measured from the original Policy Date. For example, if you had an 8 year surrender charge period remaining for a coverage layer when the Policy lapsed, and 2 years elapsed until reinstatement, you will still have a 6 year surrender charge period for that coverage layer when your Policy is reinstated.

•     Cost of Insurance Charges will be calculated using Cost of Insurance Rates that resume their original schedule as if lapse had never occurred, reflecting the Age of each Insured at reinstatement and policy duration measured from the original Policy Date.

•     If there was a Policy loan at the time of lapse, we will not reinstate the loan.

After the reinstatement premium has been applied, regular Policy processing will occur for the period of time when coverage was provided during the Grace Period. There will be no Monthly Deduction and no interest credits between the time of lapse and reinstatement.

YOUR INVESTMENT OPTIONS

You can find a complete list of the Variable Investment Options available under this Policy in the APPENDIX: FUNDS AVAILABLE UNDER THE POLICY section in this prospectus.

We put your Net Premium in our General Account and Separate Account. We own the assets in our accounts and allocate your Net Premiums, less any charges, to the Investment Options you have chosen. Amounts allocated to the Fixed Account is held in our General Account. Amounts allocated to the Variable Investment Options are held in our Separate Account. You will find information about when we allocate Net Premiums to your Investment Options in the HOW PREMIUMS WORK section in this prospectus.

You choose your initial Investment Options on your application. If you choose more than one Investment Option, you must tell us the dollar amount or percentage you want to allocate to each Investment Option. You can change your premium Allocation Instructions at any time.

You can change your premium Allocation Instructions by writing or sending a fax. If we have your completed telephone and electronic authorization on file, you can call us at (800) 347-7787 or submit a request electronically. Or you can ask your life insurance producer to contact us. You will find more information regarding telephone and electronic instructions in the POLICY BASICS section in this prospectus.

The Investment Options you choose, and how they perform, will affect your Policy’s Accumulated Value and may affect the Death Benefit. Please review the Investment Options carefully. You may ask your life insurance producer to help you choose the right ones for your goals and tolerance for risk. Any financial firm or representative you engage to provide advice and/or make transfers for you is not acting on our behalf. We are not responsible for any investment decisions or allocations you make, recommendations such financial representatives make or any allocations or specific transfers they choose to make on your behalf. Some broker-dealers may not allow or may limit the amount you may allocate to certain Investment Options. Work with your life insurance producer to help you choose the right Investment Options for your investment goals and risk tolerance. Make sure you understand any costs you may pay directly and indirectly on your Investment Options because they will affect the value of your Policy.

Certain of the asset allocation Fund(s), including the Pacific Select Fund asset allocation portfolios, may use futures and options to reduce the Fund(s) equity exposure during periods when market indicators suggest high market volatility.  This strategy is designed to reduce the risk of market losses from investing in equity securities.  However, this strategy may result in periods of underperformance, including periods when specified benchmark indexes are appreciating but market volatility is high.  As a result, your Accumulated Value may increase less than it would have without these defensive actions.

Calculating unit values

When you choose a Variable Investment Option, we credit your Policy with accumulation units. The number of units we credit equals the amount we have allocated divided by the unit value of the Variable Account. Similarly, the number of accumulation units in your Policy will be reduced when you make a transfer, withdrawal, or loan from a Variable Investment Option, and when your monthly charges are deducted.

An example

You ask us to allocate $6,000 to an Investment Option on a Business Day. At the end of that day, the unit value of the Variable Account is $15. We will credit your Policy with 400 units ($6,000 divided by $15).

The value of an accumulation unit is the basis for all financial transactions relating to the Variable Investment Options. The value of an accumulation unit is not the same as the value of a share in the underlying Fund. We calculate the unit value for each Variable Account once every Business Day, usually at or about 4:00 p.m. Eastern time.

Generally, for any transaction, we will use the next unit value calculated after we receive your Written Request. If we receive your Written Request before the time of the close of the New York Stock Exchange, which is usually 4:00 p.m. Eastern time, on a Business Day, we will use the unit value calculated as of the end of that Business Day. If we receive your request at or after the time of the close of the New York Stock Exchange on a Business Day, we will use the unit value calculated as of the end of the next Business Day. Unit values will not be calculated on days that the New York Stock Exchange, our Life Insurance Division, or an underlying Fund are closed which include weekends, New Year’s Day, Martin Luther King Jr. Day, President’s Day, Good Friday, Memorial Day, Juneteenth, Independence Day (July 4th), Labor Day, Thanksgiving Day, and Christmas Day. An underlying Fund may be closed when other federal holidays are observed such as Columbus Day and Veterans Day.

If a scheduled transaction falls on a day that is not a Business Day, we will process it as of the end of the next Business Day. For your monthly charge, we will use the unit value calculated on your Monthly Payment Date. If your Monthly Payment Date does not fall on a Business Day, we will use the unit value calculated as of the end of the next Business Day. For information about timing of transactions, see the POLICY BASICS section in this prospectus.

The unit value calculation is based on the following:

•     The investment performance of the underlying Fund

•     Any dividends or distributions paid by the underlying Fund

•     Any charges for any taxes that are, or may become, associated with the operation of the Variable Account.

The unit value of a Variable Account will change with the value of its corresponding Fund. Changes in the unit value of a Variable Account will not change the number of accumulation units credited to your Policy. For unit values please go to www.pacificlife.com.

Fees and expenses paid by the Funds

Each Fund pays advisory fees, any service and distribution (12b-1) fees, and other expenses. These fees and expenses are deducted from the assets of the Fund(s) and may vary from year to year. They are not fixed and are not part of the terms of your Policy. You will find more about Fund fees and expenses in the FEE TABLES section in this prospectus and in each Fund’s prospectus. If you choose a Variable Investment Option, these fees and expenses affect you indirectly because they reduce Fund returns. Each Fund is governed by its own Board of Trustees or Board of Directors.

Fixed Option

You can allocate Net Premium or Accumulated Value to the Fixed Account. See the YOUR INVESTMENT OPTIONS – Transferring Among Investment Options and Market-timing Restrictions section in this prospectus for information on the allocation rules.

The Fixed Account provides a guaranteed minimum annual rate of interest. The amounts allocated to the Fixed Account are held in our General Account. For more information about the General Account, see the ABOUT PACIFIC LIFE section in this prospectus.

Here are some things you need to know about the Fixed Account:

•     Accumulated Value allocated to the Fixed Account earns interest on a daily basis using a 365-day year. Our minimum annual interest rate is 1.00%.

•     We may offer a higher annual interest rate on the Fixed Account. If we do, we will guarantee the higher rate until your next Policy Anniversary.

•     There are no investment risks or direct charges. Policy charges still apply. Although the Fixed Account provides a guaranteed minimum interest rate, as a General Account asset, any guarantee is backed by our claims paying ability.

•     There are certain limitations on how many transfers may be made in a calendar year involving the Fixed Account and the Variable Investment Options. These limitations are described below, in the YOUR INVESTMENT OPTIONS – Transferring Among Investment Options and Market-timing Restrictions section in this prospectus.

•     We reserve the right to limit aggregate allocations to the General Account (which includes the Fixed Account) during the most recent 12 months for all Pacific Life policies in which you have an ownership interest or to which payments are made by a single payor, to $1,000,000. Any allocations in excess of these limits will be allocated to your other Investment Options according to your most recent Allocation Instructions. If we do not have Allocation Instructions that include other available Investment Options, we will contact you to obtain updated Allocation Instructions. We may increase the limits at any time at our sole discretion. To find out if higher limits are in effect, ask your life insurance producer or contact us. Also see the APPENDIX: STATE LAW VARIATIONS section in this prospectus.

•     We have not registered the Fixed Account with the SEC. Disclosures regarding the Fixed Account, however, are subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

•     We may terminate or suspend the Fixed Account or add additional Fixed Options at any time. We will notify you before any such changes occur.

Transferring Among Investment Options and Market-timing Restrictions

Transfers

You can transfer among your Investment Options any time during the life of your Policy without triggering any current income tax. If your state requires us to refund your premiums when you exercise your Free Look Right, you can make transfers and use transfer programs only after the Free Look Transfer Date. Your transfer of Accumulated Value on the Free Look Transfer Date does not count as a transfer for purpose of applying the limitations described in this section. You can make transfers by writing to us, by making a telephone or electronic transfer, or by signing up for one of our automatic transfer services. You will find more information about making telephone and electronic transfers in the POLICY BASICS section of this prospectus.

Transfers will normally be effective as of the end of the Business Day we receive your written, telephone or electronic request.

Here are some things you need to know about making transfers:

•     Transfers are limited to 25 for each calendar year. Transfers to or from the Fixed Account will be counted towards the 25 allowed during each calendar year unless part of a transfer program (for example, the first year transfer service).

•     Currently, we are not imposing the Excess Transfer Charge of $25 per transfer in excess of 12 per Policy Year. We reserve the right to impose an Excess Transfer Charge in the future. We will provide prior notice to you before we begin assessing any fees for additional transfers.

•     If you have used all 25 transfers available to you in a calendar year, you may no longer make transfers between the Investment Options until the start of the next calendar year. However, you may make 1 transfer of all or a portion of your Policy’s Accumulated Value remaining in the Variable Investment Options into the Fidelity® VIP Government Money Market Variable Account prior to the start of the next calendar year.

•     You may only make 2 transfers in any calendar month to or from each of the following Investment Options:

Fidelity® VIP Bond Index Portfolio Initial Class	Fidelity® VIP International Index Portfolio Initial Class	Fidelity® VIP Total Market Index Portfolio Initial Class

For example, if you transfer from the Fidelity VIP Bond Index Portfolio Initial Class to the Fidelity VIP Total Market Index Portfolio Initial Class, that counts as one transfer for each Investment Option. Only one more transfer involving those two Investment Options can occur during the calendar month. If you later transfer from the Fidelity VIP Bond Index Portfolio Initial Class to the Pacific Select Fund ESG Diversified Portfolio Class P, that would be the second transfer in the calendar month involving the Fidelity VIP Bond Index Portfolio and that Investment Option is no longer available for the remainder of the calendar month. All other Investment Options listed above would still be available to transfer into or out of for the remainder of the calendar month.

•     Additionally, only 2 transfers in any calendar month may involve the following Investment Option:

DFA VA International Small Portfolio

For example, if you transfer from the DFA VA International Small Portfolio to the Pacific Select Fund Hedged Equity Portfolio Class P, that counts as one transfer for the calendar month.  If you later transfer from the DFA VA International Small Portfolio to the Vanguard VIF Mid-Cap Index Portfolio, that would be the second transfer for the calendar month and no more transfers will be allowed for the Investment Option listed above for the remainder of the calendar month.

•     For the purpose of applying the limitations, multiple transfers that occur on the same day are considered 1 transfer. Transfers into the Loan Account, a transfer of Accumulated Value from the Loan Account into your Investment Options following a loan payment, transfers that occur as a result of the dollar cost averaging service, the portfolio rebalancing service, Fixed Option interest sweep service, approved corporate owned life insurance policy rebalancing programs, the first year transfer service or an approved asset allocation service are excluded from the transfer limitations. Also, allocations of premium payments are not subject to these limitations.

•     Transfers to or from a Variable Investment Option cannot be made before the seventh calendar day following the last transfer to or from the same Variable Investment Option. If the seventh calendar day is not a Business Day, then a transfer may not occur until the next Business Day. The day of the last transfer is not considered a calendar day for purposes of meeting this requirement. For example, if you make a transfer into the Equity Index Variable Investment Option on Monday, you may not make any transfers to or from that Variable Investment Option before the following Monday. Transfers to or from the Fidelity® VIP Government Money Market Variable Account are excluded from this limitation.

•     There is no limit on the number of transfers into the Fixed Account other than the restriction that the total number of transfers cannot exceed 25 in a Calendar Year. Transfers to the Fixed Account may be limited (see the YOUR INVESTMENT OPTIONS – Fixed Option section in this prospectus).

•     Currently, we are not imposing the following Fixed Account transfer amount restriction. We will amend this Prospectus if we impose this restriction in the future.

•     You may transfer from the Fixed Account to the Variable Investment Options the lesser of:

•                  100% of the value in the Fixed Account, or

•                  The greater of:

•                  $5,000,

•                  25% of your Policy’s Accumulated Value in the Fixed Account, or

•                  The total amount transferred from the Fixed Account to the Variable Investment Options in the prior Policy year.

•     We reserve the right, in our sole discretion, to waive the transfer restrictions on the Fixed Account. Please contact us or your life insurance producer to find out if a waiver is currently in effect.

•     There is no minimum required value for the Investment Option you are transferring to or from.

•     There is no minimum amount required if you are making transfers between Variable Investment Options.

•     You cannot make a transfer if your Policy is in the Grace Period and is in danger of lapsing.

•     We can restrict or suspend transfers.

•     We will notify you or your representative if we refuse or delay your transfer request.

•     We have the right to impose limits on transfer amounts, the value of the Investment Options you are transferring to or from, or impose further limits on the number and frequency of transfers you can make. Any policy we establish with regard to the exercise of any of these rights will be applied uniformly to all Policy Owners.

There are no exceptions to the above transfer limitations in the absence of an error by us, a substitution of Investment Options, reorganization of underlying Funds, or other extraordinary circumstances.

Market-timing restrictions

The Policy is not designed to serve as a vehicle for frequent trading in response to short-term fluctuations in the market. Accordingly, organizations or individuals that use market-timing investment strategies and make frequent transfers should not purchase the Policy. Such frequent trading can disrupt management of the underlying Funds and raise expenses. The transfer limitations set forth above are intended to reduce frequent trading. As required by SEC regulation (Rule 22c-2 of the 1940 Act), we entered into written agreements with each Fund or its principal underwriter that require us to provide to a Fund, upon Fund request, certain information about the trading activity of individual Contract Owners. The agreement requires us to execute any Fund instructions we receive that restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading or market timing policies established by a Fund. The policies of a Fund may be more restrictive than our policies or the policies of other Funds. See the Fund prospectuses for additional information.

In addition, we monitor certain large transaction activity in an attempt to detect trading that may be disruptive to the Funds. In the event transfer activity is found to be disruptive, certain future subsequent transfers by such Policy Owners, or by a life insurance producer or other party acting on behalf of one or more Policy Owners, will require preclearance. Frequent trading and large transactions that are disruptive to Fund management can have an adverse effect on Fund performance and therefore your Policy’s performance. Such trading may also cause dilution in the value of the Investment Options held by long-term Policy Owners. While these issues can occur in connection with any of the underlying Funds, Funds holding securities that are subject to market pricing inefficiencies are more susceptible to abuse. For example, Funds holding international securities may be more susceptible to time-zone arbitrage which seeks to take advantage of pricing discrepancies occurring between the time of the closing of the market on which the security is traded and the time of pricing of the Fund.

Our policies and procedures which limit the number and frequency of transfers and which may impose preclearance requirements on certain large transactions are applied uniformly to all Policy Owners, subject to the transfer restrictions outlined above. However, there is a risk that these policies and procedures will not detect all potentially disruptive activity or will otherwise prove ineffective in whole or in part. Further, we and our affiliates make available to our variable life insurance policy owners and variable annuity contract owners underlying Funds not affiliated with us. We are unable to monitor or restrict the trading activity with respect to shares of such Funds not sold in connection with our contracts. In the event the Board of Trustees/Directors of any underlying Fund imposes a redemption fee or trading (transfers) limitations, we will pass them on to you.

We reserve the right to restrict, in our sole discretion and without prior notice, transfers initiated by a market timing organization or individual or other party authorized to give transfer instructions on behalf of multiple Policy Owners. Such restrictions could include:

•     Not accepting transfer instructions from a representative acting on behalf of more than one Policy Owner, and

•     Not accepting preauthorized transfer forms from market timers or other entities acting on behalf of more than one Policy Owner at a time.

We further reserve the right to impose, without prior notice, restrictions on transfers that we determine, in our sole discretion, will disadvantage or potentially hurt the rights or interests of other policy owners.

Transfer Services

We may offer several services that allow you to make transfers of Accumulated Value or interest earnings from one Investment Option to another. Under the dollar cost averaging and portfolio rebalancing services, you can transfer among the Variable Investment Options. Under the first year transfer service, you can make transfers from the Fixed Account to the Variable Investment Options. Under the Fixed Option interest sweep service, you can transfer interest earnings from the Fixed Account to the Variable Investment Options.

We may restrict the number of transfer services in which you can participate at any time. We have the right to discontinue, modify or suspend any of these transfer services at any time.

We do not charge for any of the services listed below and we do not currently charge for transfers made under the services. See the Transfers subsection above. If imposed, Excess Transfer Charges could be substantial if total transfers scheduled under these services exceed any applicable minimum guarantee of free transfers per Policy Year.

Detailed information regarding each transfer service appears in the SAI.

Dollar cost averaging

Our dollar cost averaging service allows you to make scheduled transfers of $50 or more between Variable Investment Options. It does not allow you to make transfers to or from the Fixed Account. We process transfers as of the end of the Business Day on your Policy’s monthly, quarterly, semi-annual or annual anniversary, depending on the interval you choose. You must have at least $5,000 in a Variable Investment Option to start the service.

Since the value of accumulation units can change, more units are credited for a scheduled transfer when unit values are lower, and fewer units when unit values are higher. This allows you to average the cost of investments over time. By making allocations on a regularly scheduled basis, instead of on a lump sum basis, you may reduce exposure to market volatility. Investing this way does not guarantee profits or prevent losses.

We will not charge you for the dollar cost averaging service or for transfers made under this service, even if we decide to charge you in the future for transfers outside of the service, except if we have to by law.

Example

You instruct us to transfer $12,000 of Accumulated Value from one Variable Investment Option to another Variable Investment Option that you select over a 12-month period. Each month, we will transfer $1,000 based on the instructions provided.

Portfolio rebalancing

As the value of the underlying Funds changes, the value of the allocations to the Variable Investment Options will also change. The portfolio rebalancing service automatically transfers your Policy’s Accumulated Value among the Variable Investment Options according to your original percentage allocations. We process transfers as of the end of the Business Day on your Policy’s next quarterly, semi-annual or annual anniversary, depending on the interval you choose, unless you specify a different start date.

Because the portfolio rebalancing service matches your original percentage allocations, we may transfer money from an Investment Option with relatively higher returns to one with relatively lower returns.

We do not charge for the portfolio rebalancing service and we do not currently charge for transfers made under this service. If imposed, transfer fees could be substantial if total transfers scheduled under this service plus any unscheduled transfers you request exceed any applicable minimum guarantee of free transfers per Policy Year.

If at any time you move all or any portion of your Policy’s Accumulated Value out of the Investment Options you selected at the time you enrolled in the portfolio rebalancing service, your enrollment will be cancelled. Once the portfolio rebalancing service is cancelled, you must wait 30 days before you can re-enroll.

Example

You allocate 25% of your Accumulated Value to four different Variable Investment Options (e.g. Variable Investment Option A, B, C and D) and instruct us to maintain that allocation every three months. You elect to have your Variable Investment Options rebalanced quarterly measured from the date your Policy was issued. Over the three-month period, the Accumulated Value in each of your Variable Investment Options will change due to market fluctuations. At the end of the three-month period, we will rebalance your values (buy and sell accumulation units) so that the Accumulated Value in each Variable Investment Option is back to 25% of the Accumulated Value.

First year transfer

Our first year transfer service allows you to make transfers from the Fixed Account to the Variable Investment Options during the Policy’s first year. It does not allow you to transfer among Variable Investment Options. You enroll in the service when you apply for your Policy using the New Business Variable Life Optional Services form.

This service allows you to average the cost of investments over the first 12 months from the date your initial premium is applied to your Policy. Investing this way does not guarantee profits or prevent losses.

We do not charge for the first year transfer service and we do not currently charge for transfers made under this service. If imposed, transfer fees could be substantial if total transfers scheduled under this service plus any unscheduled transfers you request exceed any applicable minimum guarantee of free transfers per Policy Year.

Example

A Policy is issued and Accumulated Value is allocated to the Fixed Account with a request to use the first year transfer service. You choose the amount you want transferred each month for the first 12 months of the Policy. If you allocated $20,000 to the Fixed

Account and instructed us to transfer $1,000 per month, we will transfer $1,000 for 12 consecutive months.  After the 12 months, the service will terminate.

Fixed Option interest sweep

The Fixed Option interest sweep service allows you to make scheduled transfers of the accumulated interest earnings from your Fixed Account to the Variable Investment Options. At the time you complete the election form for the Fixed Option interest sweep service, you will select the Fixed Account as the account from which you want to transfer interest earnings. You will also select the Variable Investment Options to which you wish to transfer the interest earnings. Interest earnings subject to transfer under the Fixed Option interest sweep service will begin to accrue on the Policy’s first monthly anniversary following your enrollment in the service. Each transfer must be at least $50. If the Fixed Account does not have interest earnings of at least $50, the transfer will be held until the next scheduled transfer date when the interest earnings are at least $50. Amounts transferred under the Fixed Option interest sweep service do not count against the Fixed Option transfer limitations or Investment Option transfer restrictions.

We do not charge for the Fixed Option interest sweep service and we do not currently charge for transfers made under this service. If imposed, transfer fees could be substantial if total transfers scheduled under this service plus any unscheduled transfers you request exceed any applicable minimum guarantee of free transfers per Policy Year.

WITHDRAWALS, SURRENDERS AND LOANS

You can take out all or part of your Policy’s Accumulated Value while your Policy is In Force by making withdrawals or surrendering your Policy. You can take out a loan using your Policy as security. You can also use your Policy’s loan and withdrawal features to supplement your income, for example, during retirement.

Making a withdrawal, taking out a loan or surrendering your Policy can change your Policy’s tax status, generate taxable income, or make your Policy more susceptible to lapsing. Withdrawals and surrenders may have tax consequences, including a possible tax penalty if withdrawn before age 59½. Be sure to plan carefully before using these Policy benefits.

If you withdraw a larger amount than your investment in your Policy, or if your Policy is classified as a Modified Endowment Contract, your withdrawal may be considered taxable income.

For more information on the tax treatment of withdrawals or loans, or in the event you surrender your Policy, see the VARIABLE LIFE INSURANCE AND YOUR TAXES section in this prospectus.

Making Withdrawals

You can withdraw part of your Policy’s Accumulated Value starting on your Policy’s first anniversary and until the Monthly Deduction End Date. Here’s how it works:

•    You must send us a Written Request that’s signed by all owners.

•    Each withdrawal must be at least $200, and the Net Cash Surrender Value of your Policy after the withdrawal must be at least $500.

•    We will not accept your request to make a withdrawal if it will cause your Policy to become a Modified Endowment Contract, unless you have told us in writing that you want your Policy to become a Modified Endowment Contract.

•    The Accumulated Value, Cash Surrender Value and Net Cash Surrender Value of your Policy will be reduced by the amount of each withdrawal. The withdrawal will be processed as an Account Deduction.

•    If the Survivor dies after you have sent a withdrawal request to us, but before we have made the withdrawal, we will deduct the amount of the withdrawal from any Death Benefit Proceeds owing.

How withdrawals affect your Policy’s Death Benefit

Making a withdrawal will affect your Policy’s Death Benefit in the following ways:

•    If your Policy’s Death Benefit does not equal the Minimum Death Benefit, the Death Benefit may decrease by the amount of your withdrawal.

•    If your Policy’s Death Benefit equals the Minimum Death Benefit, the Death Benefit may decrease by more than the amount of your withdrawal.

How withdrawals affect your Policy’s Face Amount

If you have chosen Death Benefit Option B or Option C making a withdrawal does not reduce your Policy’s Total Face Amount.

If you have chosen Death Benefit Option A, then a withdrawal may reduce your Policy’s Total Face Amount; however, the first withdrawal of each year in the first 15 Policy Years up to the lesser of $10,000 or 10% of the Net Cash Surrender Value will not reduce the Policy’s Total Face Amount. If you withdraw a larger amount, or make additional withdrawals, the Total Face Amount will usually be reduced by the amount, if any, by which the Total Face Amount exceeds the result of the Death Benefit immediately before the withdrawal minus the amount of the withdrawal.

We reserve the right to refuse any withdrawal request that would reduce the Policy’s Basic Face Amount to less than $100,000 after the withdrawal.

An example of a withdrawal in the first 15 Policy Years

For a Policy with a Total Face Amount of $750,000 and a Net Surrender Value of $240,000, the Owner may withdraw the lesser of $10,000 or $24,000 (10% × $240,000) without any reduction in Total Face Amount.

Example 1: Owner requests a withdrawal of $6,000. There will be no reduction in Total Face Amount.

Example 2: Owner requests a withdrawal of $12,000. The Total Face Amount reduction is the amount of the withdrawal, less the allowable withdrawal amount, or $2,000 ($12,000 – $10,000 = $2,000). The Total Face Amount following the withdrawal is $748,000 ($750,000 – $2,000 = $748,000).

Taking Out a Loan

You can borrow money from your Policy any time after the Free Look Transfer Date. The maximum amount available to borrow will be less than 100% of your Accumulated Value. The minimum amount you can borrow is $200. See the APPENDIX: STATE LAW VARIATIONS section in this prospectus.

A loan is available based on the Accumulated Value allocated to any of the Investment Options. Taking out a loan will affect the growth of your Policy’s Accumulated Value, and may affect the Death Benefit. When you borrow money from your Policy, we use your Policy’s Accumulated Value as security. You pay interest on the amount you borrow and the Accumulated Value set aside to secure your loan also earns interest.

You may request a loan either by sending us a request in writing, over the telephone or electronically. You will find more information about requesting a loan by telephone or electronically in the POLICY BASICS section in this prospectus.

How it works when you take out a loan

•    To secure the loan, we transfer an amount equal to the amount you are borrowing from your Accumulated Value in the Investment Options to the Loan Account. Unless instructed otherwise, we will make such transfers from the Fixed Account and the Variable Investment Options on a proportionate basis. We will transfer the loan from the Investment Options that make up your Policy’s Accumulated Value to the Loan Account. The loan amount will be processed as an Account Deduction.

•    Interest owing on the amount you have borrowed accrues daily at an annual rate of 2.25%. Interest that has accrued during the Policy Year is due on your Policy Anniversary and at Policy termination.

•    The amount in the Loan Account earns interest daily at an annual rate of at least 2.00%. On each Policy Anniversary, if the Policy Debt exceeds the Loan Account Value, then the excess is transferred from your Policy’s Investment Options to the Loan Account on a proportionate basis to the Loan Account. If the Loan Account Value exceeds Policy Debt, then the excess will be transferred from the Loan Account to the Investment Options according to your most recent premium allocation instructions.

•    We currently intend to credit interest on the amount in the Loan Account at an annual rate of 2.25% in Policy Year 6 and thereafter. We can decrease the rate credited if we believe the change is needed to ensure that your Policy loan is not treated as a taxable distribution under federal income tax laws, or under any applicable ruling, regulation, or court decision. We will not decrease the annual rate to less than 2.00% on the amount in the Loan Account.

How much you can borrow

The maximum amount you may borrow on any date is equal to the Accumulated Value less:

•    Three times the most recent Monthly Deduction that reduces the Accumulated Value under the Policy;

•    Any surrender charge; and

•    Any existing Policy Debt.

An example of how much you can borrow
For a Policy in Policy Year 5 with:
• Accumulated Value of $100,000 • Policy Debt of $60,000 • A most recent monthly deduction of $225 • A surrender charge of $5,000 if the Policy was surrendered on the day the loan is taken.
The maximum amount you can borrow is $34,325. (100,000 – (3 × 225) – 5,000 – 60,000)

Paying off your loan

You can pay off all or part of a loan any time while your Policy is In Force. Any payment received while there is a loan outstanding is first considered a loan repayment unless you instruct us that it is a premium payment. When a loan repayment is made within 21 days of a Policy Anniversary, the payment is first applied to reduce any interest outstanding and any remaining repayment balance is applied to principal. If a loan repayment is made outside of this 21-day period, the payment is allocated first to principal and then any additional amount is applied to loan interest. We will generally transfer any loan payments you make to your Investment Options according to your most recent Allocation Instructions, unless you instruct us otherwise.

You can make monthly loan payments using our Electronic Funds Transfer Plan. Please see the HOW YOUR PREMIUMS WORK-Paying Your Premium-Monthly Electronic Funds Transfer Plan section in this prospectus for details.

What happens if you do not pay off your loan

If you do not pay off your loan, we will deduct the Policy Debt from one of the following:

•    The Death Benefit Proceeds before we pay them to your Beneficiary

•    The Cash Surrender Value if you surrender your Policy.

Taking out a loan, whether or not you repay it, will have a permanent effect on the value of your Policy. For example, while your Policy’s Accumulated Value is held in the Loan Account, it will miss out on all earnings available in the Investment Options. The amount of interest you earn on the Loan Account may also be less than the amount of interest you would have earned from the Fixed Account. These could lower your Policy’s Accumulated Value, which could reduce the amount of the Death Benefit.

When a loan is outstanding, the amount in the Loan Account is not available to help pay for any Policy charges. If, after deducting your Policy Debt, there is not enough Accumulated Value in your Policy to cover the Policy charges, your Policy could lapse. You may need to make additional premium payments or loan repayments to prevent your Policy from lapsing.

Your Policy Debt could result in taxable income if you surrender your Policy, if your Policy lapses, or if your Policy is a Modified Endowment Contract. You should talk to your tax advisor before taking out a loan under your Policy. See the VARIABLE LIFE INSURANCE AND YOUR TAXES — Taxation of Distributions section in this prospectus.

Ways to Use Your Policy’s Loan and Withdrawal Features

You can use your Policy’s loan and withdrawal features to supplement your income, for example, during retirement. If you are interested in using your life insurance Policy to supplement your retirement income, please contact us for more information.

Setting up an income stream may not be suitable for all Policy Owners.

Here are some things you should consider when setting up an income stream:

•    The rate of return you expect to earn on your Investment Options

•    How long you would like to receive regular income

•    The loan interest rate that you pay on the debt

•    The amount of Accumulated Value you want to maintain in your Policy.

You can ask your life insurance producer for Illustrations showing how Policy charges may affect existing Accumulated Value and how future withdrawals and loans may affect the Accumulated Value and Death Benefit. You can also ask for accompanying charts and graphs that compare results from various retirement strategies.

Understanding the risks

Using your Policy to supplement your income does not change your rights or our obligations under the Policy. The terms for loans and withdrawals described in this prospectus remain the same. It is important to understand the risks that are involved in using your Policy’s loan and withdrawal features. Use of these features may increase the chance of your Policy lapsing.

You should consult with your financial adviser and carefully consider how much you can withdraw and borrow from your Policy each year to set up your income stream.

Surrendering Your Policy

You can surrender or cash in your Policy at any time while either Insured is still living.

Here are some things you need to know about surrendering your Policy:

•    You must send us your Policy and a Written Request.

•    If a premium payment of over $1,000 was received within 10 business days of the surrender request, the premium amount received may be withheld from the surrender proceeds until we obtain verification the payment cleared the bank.  The amount withheld will be noted on our surrender confirmation letter and a separate letter will be provided when the remainder of the proceeds are disbursed.

•    We will send you the Policy’s Net Cash Surrender Value adjusted for any Account Additions and Account Deductions made since the preceding Monthly Payment Date. Surrender proceeds will be paid in a single lump sum check. We may make other options available in addition to the single check option.

•    Each Basic Coverage Layer has a 20-year surrender charge period.

•    If you have a Basic Coverage Layer on your Policy that’s been In Force for less than 20 years, a surrender charge will apply if you surrender your Policy.

•    The Policy cannot be surrendered during the Grace Period.

•    The surrender charge for each Basic Coverage layer is based on the Face Amount of that Coverage Layer and the Age and Risk Class of the Insureds, and the Death Benefit Option, on the date the Coverage Layer is effective. The Maximum Surrender Charge is the sum of the surrender charge on each Coverage Layer that has an associated surrender charge. If you increase your Policy’s Face Amount, through a Basic Coverage increase, we will send you a Supplemental Schedule of Coverage that shows the surrender charge factors associated with the increase.

Your Policy has an initial Surrender Charge. The surrender charge decreases on each Monthly Payment Date by 1/12 of the Reduction Factor until the charge becomes $0 after the End Year. The Initial Amount (the amount of the initial Surrender Charge), the Surrender Charge at the end of each Policy Year, the Reduction Factor (the amount by which the Surrender Charge is reduced) and the End Year (the last year in which a Surrender Charge is assessed) are shown in the Table of Surrender Charge Factors in your Policy Specifications.

Example

For a Policy that insures a male non-smoker, Age 55 at Policy issue, with a Policy Face Amount of $100,000

Initial Amount = $4,164.00
Reduction Factor = 0 (the surrender charge has a one-year level period)
End Year = 20

In Policy month 1, the Surrender Charge is: $4,164.00 ($4,164.00 – (0)

If there have been decreases in the Basic Coverage Layer Face Amount, including decreases due to withdrawals, the applicable Surrender Charge rate will not change for that Coverage Layer as a result of the decrease. The highest Surrender Charge rate described is the guaranteed maximum charge. We may charge less than such guaranteed maximum charge. Any lesser charge will apply uniformly to all members of the same Class.

In addition, any Coverage Layer representing an increase in Basic Life Coverage will have associated Surrender Charge rates and Reduction Factor which will be provided in a Supplemental Schedule of Coverage. The Surrender Charge rates for any such Coverage Layer will be effective as of the Coverage Layer Date and as of the beginning of each Coverage Year thereafter, and will decrease in the same manner as the initial Coverage Layer.

•    There is no surrender charge on any Coverage Layer after 20 Policy years from the date the Coverage Layer is effective.

•    We guarantee the Surrender Charge rates for any Coverage Layer will not increase.

•    If you decrease the Face Amount, the decrease will not affect your Policy’s Maximum Surrender Charge.

Example:

A male non-smoker, Age 55 is issued a policy with an initial Policy Face Amount of $100,000. In month 70, there is an increase in basic life coverage of $250,000, for a total policy face amount of $350,000. The initial $100,000 is Coverage Layer 1, and the $250,000 is Coverage Layer 2.

In Policy month 1, the Surrender Charge is: $4,164 ($100,000 * 0.041640 – (0))

Coverage Layer 1 Reduction Factor = 0 (the surrender charge has a one-year level period)

In Policy month 12, the Surrender Charge is: $4,164 ($100,000 * 0.041640 – (0))

Coverage Layer 1 Reduction Factor = 0 (the surrender charge has a one-year level period)

In Policy month 70, the Surrender Charge is: $13,220.10 (($100,000 * 0.031224 – (9/12) * (416.4) + $250,000 * 0.041640 – (0))

Coverage Layer 1 Reduction Factor = 416.4 ($100,000 * 0.031224 - $100,000 * 0.027060)

Coverage Layer 2 Reduction Factor = 0 (the surrender charge has a one-year level period)

The maximum guaranteed coverage charge on this policy is in month 70 and is $13,220.10.

GENERAL INFORMATION ABOUT YOUR POLICY

This section tells you some additional things you should know about your Policy.

Paying the Death Benefit in the Case of Suicide

If both Insureds or if the Survivor commits suicide, within two years of the Policy Date, while sane or insane, Death Benefit Proceeds will be the total of all premiums you have paid, less any Policy Debt and any withdrawals you have made. Also see the APPENDIX: STATE LAW VARIATIONS section in this prospectus.

If you reinstate your Policy and both Insureds commit suicide or if the Survivor commits suicide, within two years of the latest reinstatement date, while sane or insane, the Death Benefit Proceeds will be the sum of the premiums paid, less any benefits paid under this Policy or Riders attached to this Policy, and less the sum of any Policy loans and withdrawals taken, since the latest reinstatement date.

If both Insureds commit suicide or the Survivor commits suicide, while sane or insane, after two years from the Policy Date but within two years of any increase in Total Face Amount or, if applicable, the latest reinstatement date after any such increase, the Death Benefit Proceeds will be limited by the following adjustments:

•    Any such increase in Total Face Amount will be excluded;

•    Refund of the portion of Monthly Deductions associated with any such increase will be included; and

•    Premium load associated with the portion of Monthly Deductions referred to in the bullet above will be included.

Replacement of Life Insurance or Annuities

The term replacement has a special meaning in the life insurance industry. Before you make a decision to buy, we want you to understand what impact a replacement may have on your existing insurance policy.

A replacement occurs when you buy a new life insurance policy or annuity contract, and a policy or contract you already own has been or will be:

•    Lapsed, forfeited, surrendered or partially surrendered, assigned to the replacing insurer, or otherwise terminated

•    Converted to reduced paid-up insurance, continued as extended term insurance, or otherwise reduced in value by the use of nonforfeiture benefits or other policy values

•    Amended to effect either a reduction in benefits or in the term for which coverage would otherwise remain in force or for which benefits would be paid

•    Reissued with any reduction in cash value, or

•    Pledged as collateral or subject to borrowing, whether in a single loan or under a schedule of borrowing over a period of time.

There are circumstances when replacing your existing life insurance policy or annuity contract can benefit you. As a general rule, however, replacement is not in your best interest. A replacement may affect your plan of insurance in the following ways:

•    You will pay new acquisition costs;

•    You may have to submit to new medical examinations;

•    You may pay increased premiums because of the increased age or changed health of the Insureds;

•    Claims made in the early policy years may be contested;

•    You may have to pay surrender charges and/or income taxes on your current policy or contract values;

•    Your new policy or contract values may be subject to surrender charges; and

•    If part of a financed purchase, your existing policy or contract values or Death Benefit may be reduced.

You should carefully compare the costs and benefits of your existing policy or contract with those of the new policy or contract to determine whether replacement is in your best interest.

Policy Exchange

The new policy will have the same Owner, Beneficiary and Cash Surrender Value as those of your original Policy on the date of exchange. It will also have the same issue Age, Policy Date, Face Amount, benefits, Riders and underwriting class as the original Policy. However, if your Risk Class is not available, the Policy will be issued with a comparable risk classification. Any Policy Debt will be carried over to the new policy. Evidence of insurability will not be required.

Errors on Your Application

If the sex or birth date of either Insured is stated incorrectly on your application and it is discovered on or after the death of the Survivor, the Death Benefit under your Policy will be the greater of the following:

•    The Death Benefit based on a Net Amount At Risk adjusted by the ratio of the incorrect cost of insurance rate to the correct cost of insurance rate for the Insureds sex and Age, or

•    The Minimum Death Benefit for the correct sex and birth date of each Insured

If either Insured’s sex or birth date is misstated in the application and it is discovered before the death of the Survivor, we will not recalculate the Accumulated Value, but we will use the correct sex and birth date of each Insured in calculating future Monthly Deductions.

Contesting the Validity of Your Policy

We have the right to contest the validity of your Policy for two years from the Policy Date if there was a material misstatement in the application or if the Policy was procured through fraud. Once your Policy has been In Force for two years from the Policy Date during the lifetime of the Insureds, we generally lose the right to contest its validity.

We also have the right to contest the validity of a Policy that you reinstate for two years from the day that it was reinstated. Once your reinstated Policy has been In Force for two years from the reinstatement date during the lifetime of the Insureds, we generally lose the right to contest its validity. During this period, we may contest your Policy only if there is a material misrepresentation on your application for reinstatement or where the Policy was procured by fraud.

We have the right to contest the validity of an increase in the Face Amount of a Policy for two years from the day the increase becomes effective. Once the increased Face Amount has been In Force for two years during the lifetime of the Insureds, we generally lose the right to contest its validity.

Regardless of the above, we can contest the validity of your Policy for failure to pay premiums at any time or if the Policy was procured by fraud. The Policy will terminate upon successful contest with respect to the Insureds.

Assigning Your Policy as Collateral

You may assign your Policy as collateral to secure a loan, mortgage, or other kind of debt. An assignment will take place only when we receive and record your signed Collateral Assignment Form. When recorded, the assignment will take effect as of the date the form was signed. Any rights created by the assignment will be subject to any payments made or actions taken by us before we record the change. We will not be responsible for the validity of any assignment or any terms, conditions, or obligations set forth in the assignment. Please contact us for a Collateral Assignment Form if you would like to assign your Policy and speak with your qualified tax advisor and legal counsel before assigning your Policy.

Non-participating

This Policy will not share in any of our surplus earnings.

Policy Changes

We reserve the right to make any change to the provisions of this Policy to comply with, or give you the benefit of, any federal or state statute, rule, or regulation, including but not limited to requirements for life insurance contracts under the Tax Code or of any state. We will provide you with a copy of any such change, and file such a change with the insurance supervisory official of the state in which this Policy is delivered, and any other applicable regulatory authority. You have the right to refuse any such change.

Lost Policy

If you lose your Policy, you may request a Certificate of Coverage free of charge. To request a Certificate of Coverage or a duplicate Policy, please contact us for a Certificate of Insurance/ Duplicate Policy Request Form.

Audits of Premiums/Loans

You may request us to run a report of premium payments you have made or loan transactions under your Policy.

Risk Class Change

If you have a change in Risk Class, such as a change in smoking status or health, you can request us to review your Risk Class. Changing your Risk Class may change the rates used for cost of insurance and may also change the rates on any riders on your Policy which base charges on Risk Class. We may require you to submit Evidence of Insurability in order to evaluate your request.

VARIABLE LIFE INSURANCE AND YOUR TAXES

The tax consequences of owning a Policy or receiving proceeds from it may vary by jurisdiction and according to the circumstances of each Owner or Beneficiary.

The following is based on our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (IRS). It is based on the Internal Revenue Code (the Tax Code) and does not cover any state or local tax laws. More detailed information appears in the SAI.

We do not know whether the current treatment of life insurance policies under current federal income tax or estate or gift tax laws will continue. We also do not know whether the current interpretations of the laws by the IRS or the courts will remain the same. Future legislation may adversely change the tax treatment of life insurance policies. This may affect the performance and underlying tax assumptions of this Policy, including any Riders. In some cases, these changes could result in a decrease in Policy values or lapse.

We do not make any guarantees about the tax status of your Policy, and you should not consider the discussion that follows to be tax advice. This is not a complete discussion of all federal income tax questions that may arise under a Policy. There are special rules that we do not include here that may apply in certain situations. Speak to a qualified tax advisor for complete information about federal, state and local taxes that may apply to you.

The Policy as Life Insurance

Death benefits from a life insurance policy may generally be excluded from income under Section 101(a) of the Tax Code unless an interest in the policy was transferred for valuable consideration, including in a reportable policy sale, as defined in Section 101(a)(3)(B).

We believe that the Policy meets the statutory definition of life insurance for federal income tax purposes. That means it will receive the same tax advantages as a conventional fixed life insurance policy. The two main tax advantages are:

•    In general, your Policy’s Beneficiary will not be subject to federal income taxes when he or she receives the Death Benefit Proceeds unless the Policy was acquired through a sale by a previous Owner, or if the Death Benefit Proceeds are received in a series of installments.

•    You will generally not be taxed on your Policy’s Accumulated Value unless you receive a cash distribution by making a withdrawal, surrendering your Policy, or in some instances, taking a loan from your Policy.

Policy Features and Charges

The tax laws defining life insurance do not cover all policy features. Your Policy may have features that could prevent it from qualifying as life insurance. For example, the tax laws have yet to fully address:

•    Substandard risk policies

•    Policies with term insurance on the people insured by the Policy

•    Life insurance policies that continue coverage beyond Age 100 or other advanced ages

•    Certain tax requirements relating to joint survivorship life insurance policies

•    Certain features available to you, either in the policy or in an attached rider.

We intend to follow the safe harbor guidance provided by the IRS in Revenue Procedure 2010-28, 2010-10 I.R.B. 270 on the statutory definition of life insurance contracts that continue beyond age 100, however, the guidance did not address all issues that may impact a contract at these later ages. You should consult your tax advisor, as there may be tax consequences.

The Tax Code and tax regulations impose limitations on unreasonable mortality and expense charges for purposes of determining whether a policy qualifies as life insurance for federal tax purposes. We can change our mortality charges if we believe the changes are needed to ensure that your Policy qualifies as a life insurance contract.

We believe that last survivor policies meet the statutory definition of life insurance under Section 7702 of the Tax Code. However, the area of tax law relating to the definition of life insurance does not explicitly address all relevant issues relating to last survivor life insurance policies.

We reserve the right to make changes to the Policy if we deem the changes appropriate to continue to qualify your Policy as a life insurance contract. If a Policy were determined not to qualify as life insurance, the Policy would not provide the tax advantages normally provided by life insurance. This includes excluding the Death Benefit from the gross income of the Beneficiary.

Diversification Rules and Ownership of the Separate Account

Your Policy will not qualify for the tax benefit of a life insurance contract unless, among other requirements, the Separate Account follows certain rules requiring diversification of investments underlying the Policy. Section 817(h) of the Tax Code and related Treasury Regulations describe the diversification rules.

For a variable life insurance policy to qualify for tax deferral, assets in the separate accounts supporting the policy must be considered to be owned by the insurance company and not by the policy owner. If a policy owner is treated as having control over the underlying assets, the policy owner will be taxed currently on income and gains from the account and in such a case of “investor control” the policy owner would not derive the tax benefits normally associated with variable life insurance.

For more information about diversification rules, please refer to the Pacific Select Fund prospectus. For more information regarding investor control, please refer to the policy SAI.

Policy Exchanges

If you exchange your Policy for another one that insures the same person, it generally will be treated as a tax-free exchange under Section 1035 of the Code and, if so, will not result in the recognition of gain or loss unless you no longer have a substantial family, business, or financial relationship with the insured. In that case, the exchange of the policy is considered a reportable policy sale that may result in current taxation of any gain in the policy at the time of the sale and also subject a portion of the death benefit to taxation. If the policy owner or the people insured by the policy are changed, the exchange will be treated as a taxable exchange.

Change of Ownership

You may have taxable income if you transfer ownership of your Policy, sell your Policy, or change the ownership of it in any way. This may include the transfer or sale of any entity or business that owns a Policy. The determination of taxation upon a change of Ownership cannot be determined by Pacific Life. Please consult your tax advisor for advice on your specific situation.

Corporate or Employer Owners

There are special tax issues for employer Owners:

•    Section 101(j) of the Tax Code generally provides that Death Benefits paid in connection with certain life insurance policies involving an employer will be taxable income. Employer-involved policies issued or materially modified on or after August 18, 2006 may be subject to income tax liability on the Policy’s Death Benefit unless certain requirements and conditions of Section 101(j) are met.

•    Using your Policy to informally fund a promised deferred compensation benefit for executives may have special tax consequences.

•    Corporate ownership of a Policy may affect your liability under the alternative minimum tax (Section 56 of the Tax Code) and the environmental tax (Section 59A of the Tax Code).

•    Where a business is the Owner of the Policy, Section 264(f) of the Tax Code may disallow a portion of the entity’s interest expense unless, at the time the Policy is issued, the Insured is an officer, director, employee, or 20% owner of the business. If the Policy is later exchanged for a new life insurance Policy, the Insured must meet this exception at the time the new Policy is issued.

Please consult your tax advisor for these and other special rules for employer-involved Policies.

Loans and corporate-owned policies

If you borrow money to buy or carry certain life insurance policies, tax law provisions may limit the deduction of interest. If the taxpayer is an entity that’s a direct or indirect beneficiary of certain life insurance, endowment or annuity contracts, a portion of the entity’s deductions for loan interest may be disallowed, even though this interest may relate to debt that’s completely unrelated to the contract.

Modified Endowment Contracts

Section 7702A of the Tax Code defines a class of life insurance policies known as “Modified Endowment Contracts”. If your Policy is a Modified Endowment Contract, any distributions you receive during the life of the Policy are treated less favorably than under non-MEC life insurance policies. Withdrawals, loans, pledges, assignments and the surrender of your Policy are all considered distributions and may be subject to tax on an income-first basis and a 10% penalty.

When a Policy becomes a Modified Endowment Contract

A life insurance policy becomes a Modified Endowment Contract if, at any time during the first seven policy years, the sum of actual premiums paid exceeds the seven-pay limit. The seven-pay limit is the cumulative total of the level annual premiums (or seven-pay premiums) required to pay for the policy’s future death and endowment benefits.

An Example

For a policy with seven-pay premiums of $1,000 a year, the maximum premiums you could pay during the first seven years to avoid modified endowment treatment would be:

•  $1,000 in the first year

•  $2,000 through the first two years

•  $3,000 through the first three years, etc.

If there is a material change to your Policy, like a change in the Death Benefit, we may have to retest your Policy and restart the seven-pay premium period to determine whether the change has caused the Policy to become a Modified Endowment Contract.

Taxation of Distributions

Tax treatment of distributions from your Policy’s Accumulated Value may be treated differently, depending upon whether your Policy is a Modified Endowment Contract.

LIFE INSURANCE POLICY (non-Modified Endowment Contract)	MODIFIED ENDOWMENT CONTRACT
Surrendering your Policy
Proceeds are taxed to the extent they exceed the investment in the contract[1].	Proceeds are taxed to the extent they exceed the investment in the contract. [3]
Making a withdrawal
If you make a withdrawal after your Policy has been In Force for 15 years, you will only be taxed on the amount you withdraw that exceeds the investment in the contract.	You will be taxed on the amount of the withdrawal that’s considered income (i.e. gain)[2].

Special rules apply if you make a withdrawal within the first 15 Policy Years. If there is a reduction in benefits and an applicable distribution of policy value in the prior two years, a portion of the distribution may be taxable.

Taking out a loan
You will not pay tax on the loan amount unless your Policy is surrendered, lapses or matures and you have not repaid your Policy Debt.	You will be taxed on the amount of the loan that’s considered income, including all previously non-taxed gains.

1     The investment in the contract is generally the premiums you have paid plus any taxable distributions less any withdrawals or premiums previously recovered that were taxable.

2     Income (i.e. gain) is the difference between the Accumulated Value and the investment in the contract.

3   Distributions under Modified Endowment Contracts may be subject to an additional 10% penalty tax.

All Modified Endowment Contracts issued to you in a calendar year by us or our affiliates are treated as a single contract when we calculate whether a distribution amount is subject to tax. In addition, an assignment of policy cash value may be treated as a distribution under the contract.

10% penalty tax on Modified Endowment Contracts

If any amount you receive from a Modified Endowment Contract is taxable, you may also have to pay a penalty tax equal to 10% of the taxable amount. A taxpayer will not have to pay the penalty tax if any of the following exceptions apply:

•    You are at least 59½ years old

•    You are receiving an amount because you have become disabled

•    You are receiving an amount that’s part of a series of substantially equal periodic payments, paid out at least annually. These payments may be made for your life or life expectancy or for the joint lives or joint life expectancies of you and your Beneficiaries.

Distributions before a Policy becomes a Modified Endowment Contract

If your Policy fails the seven-pay test and becomes a Modified Endowment Contract, any amount you receive or are deemed to have received during the two years before it became a Modified Endowment Contract may be taxable. The distribution would be treated as having been made in anticipation of the Policy’s failing to meet the seven-pay test.

Federal Estate Taxes

According to the Tax Cuts and Jobs Act of 2017, the federal estate tax exemption amount has been temporarily increased to $10,000,000 per person (indexed for inflation effective for tax years after 2011); the maximum estate tax rate is 40%. For 2021, the indexed exemption amount is $11,700,000. In 2026, the federal estate tax exemption amount is scheduled to revert to $5,000,000 per person (indexed for inflation for years after 2011).

Optional Policy Benefits and Riders

Riders providing Accelerated Death Benefits

If you exercise a Rider that accelerates the Death Benefit under the Policy in connection with certain chronic or terminal illnesses, the amounts received under the Rider may qualify for favorable tax treatment under Section 101(g) of the Tax Code.

However, benefits under the Rider that are paid to someone other than a person insured by the Policy will be taxed if either Insured:

•    Is a director, officer or employee of the person receiving the benefit, or

•    Has a financial interest in a business of the person receiving the benefit.

Payment of an accelerated death benefit will reduce the death benefit, associated cost of insurance charges, and other values under the Policy. Further, the premium limitations and death benefits required for the Policy to qualify as a life insurance policy or avoid being classified as a Modified Endowment Contract under the Tax Code will also be affected.

Benefits paid by accelerating the policy’s death benefit may qualify for favorable tax treatment under Section 101(g) of the Tax Code. Tax treatment of an accelerated death benefit due to terminal illness depends on your life expectancy at the time benefits are accelerated.

Accelerated death benefit payments received due to a chronic illness may be taxable in certain situations, such as when benefit payments are made from multiple policies or when benefit amounts exceed certain IRS limitations (referred to as “per diem” limitations).

Pacific Life cannot determine the taxability of benefit payments. Tax laws relating to accelerated death benefits are complex. Receipt of accelerated death benefits may affect eligibility for public assistance programs such as Medicaid. Clients are advised to consult with qualified and independent legal and tax advisors for more information prior to receiving benefits.

Income payments from Net Cash Value or Death Benefit Proceeds

Your policy contains provisions that allow for all or a portion of the Net Cash Surrender Value or Death Benefit to be paid in a series of installments. In addition, certain policies may have Optional Riders that provide for installment benefits. These installments may be for a certain period of time, or may be payable based upon the life of one or more individuals.

Under the rules of Section 72 of the Tax Code, each payment made will be comprised of two portions:  A portion representing a return of the investment in the contract, and the remainder representing interest.  The Exclusion Ratio as defined in Section 72(b) is used to determine what amount of each payment is excluded from tax reporting.

The calculation of the Exclusion ratio is based upon these two policy values as of the date the amount of the installment payment is being determined:

•    The portion of the Net Cash Surrender Value or Death Benefit Proceeds being applied to the installment benefit

•    The investment in the contract

The portion of each payment that is treated as a return of the investment in the contract is equal to the Exclusion Ratio multiplied by the Payment Amount.  For installments payments that are based upon the life of one or more individuals, once the investment in the contract has been depleted any subsequent payment(s) would be treated as a return of interest and thus fully taxable.

Enhanced Policy Split Option Rider

The exchange of policies under this Rider will not qualify as a tax-free exchange pursuant to Section 1035 of the Internal Revenue Code (IRC). It is also possible that exchanging the Policy under this Rider could cause the new policies to become Modified Endowment Contracts as defined in IRC Section 7702A.  Such a result could have potential adverse tax consequences. There may be other tax consequences to exchanging your Policy under this Rider. You should consult a qualified tax advisor before any such exchange to make sure you understand how it may affect the tax you owe.

ABOUT PACIFIC LIFE

Pacific Life Insurance Company is a life insurance company domiciled in Nebraska. Along with our subsidiaries and affiliates, our operations include life insurance, annuity, institutional products, mutual funds, broker-dealer operations, and investment and advisory services.

Our executive office is at 700 Newport Center Drive, Newport Beach, California 92660.

How Our Accounts Work

We own the assets in our General Account and our Separate Account. We allocate your Net Premiums to these accounts according to the Investment Options you have chosen.

General Account

Our General Account includes all of our assets, except for those held in our separate accounts. We guarantee you an interest rate for up to one year on any amount allocated to the Fixed Account. The rate is reset annually. The Fixed Account is part of our General Account, which we may invest as we wish, according to any laws that apply. We will credit no less than the guaranteed rate even if the investments we make earn less. Unlike the Separate Account, the General Account is subject to liabilities arising from any of our other business. Our obligations under the Policy which include the death benefit and other benefits provided under any rider, are paid from the General Account. Our ability to pay these guarantees is backed by our financial strength and claims paying ability as a company. You must look to the company’s strength with regard to policy guarantees. We can provide you with reports of our ratings as an insurance company and our ability to pay claims with respect to our General Account assets.

We reserve the right to limit aggregate allocations to the General Account (which includes the Fixed Account) during the most recent 12 months for all Pacific Life policies in which you have an ownership interest or to which payments are made by a single payor, to $1,000,000. Any allocations in excess of these limits will be allocated to your other Investment Options according to your most recent instructions. If we do not have instructions that include other available Investment Options, we will contact you to obtain updated instructions. We may increase the limits at any time at our sole discretion. To find out if higher limits are in effect, ask your life insurance producer or contact us. Also see the APPENDIX: STATE LAW VARIATIONS section in this prospectus.

The Fixed Account is not a security, so it does not fall under any securities act. However, other federal securities laws will apply to the accuracy and completeness of the disclosure about the Fixed Account.

Separate Account

Amounts allocated to the Variable Investment Options are held in our Separate Account. The assets in this account are kept separate from the assets in our General Account and our other separate accounts, and are protected from our general creditors. The assets of the Separate Account may not be used to pay any liabilities of the Company other than those arising from the Policies.

The Separate Account is divided into Variable Accounts. Each Variable Account invests in shares of a corresponding Fund. Information regarding the Funds available through the Separate Account, including the Fund name, investment objective, the investment adviser and any sub-adviser, current expenses, and performance is available in an appendix to this Prospectus. See the APPENDIX: FUNDS AVAILABLE UNDER THE POLICY section in this prospectus. Each Fund has issued a prospectus that contains more detailed information about each Fund, and may be found at www.PacificLife.com. We may add Variable Accounts that invest in other portfolios of these Funds or in other securities.

We are the legal owner of the assets in the Separate Account, and pay its operating expenses. We do not hold ourselves out to be trustees of the Separate Account assets. The Separate Account is operated only for our variable life insurance policies. Pacific Life is obligated to pay all amounts promised to Policy Owners under the terms of the Policy. We must keep assets in the Separate Account equal to the reserves and policy liabilities (i.e. amounts at least equal to the aggregate variable account value) sufficient to pay obligations under the insurance policies funded by the Separate Account and may only transfer to the General Account assets of the Separate Account which exceed such reserves and Policy liabilities. Some of the money in the Separate Account may include charges we collect from the account and any investment results on those charges.

Income, gains, and losses credited to, or charged against, the Separate Account reflect the Separate Account’s own investment experience and not the investment experience of our other assets.

Similarly, the income, gains or losses, realized or unrealized, of the assets of any Variable Account belong to that Variable Account and are credited to or charged against the assets held in that Variable Account without regard to our other income, gains or losses.

Making changes to the Separate Account

We can add, change or remove any Fund that the Separate Account or any Variable Account holds or buys.

We can substitute shares of one Fund with shares of another Fund if:

•    Any Fund is no longer available for investment; or

•    Our management believes that a Fund is no longer appropriate in view of the purposes of the Policy.

We will give you any required notice or receive any required approval from Policy Owners or the SEC before we substitute any shares. We will comply with the filing or other procedures established by insurance regulators as required by law.

We can add new Variable Accounts, which may include additional subaccounts of the Separate Account, to serve as Investment Options under the Policies. These may be managed separate accounts or they may invest in a new Fund, or in shares of another investment company or one of its portfolios, or in a suitable investment vehicle with a specified investment objective.

We can add new Variable Accounts when we believe that it is warranted by marketing needs or investment conditions. We will decide on what basis we will make new Variable Accounts available to existing Policy Owners.

We can also cease offering any of our Variable Accounts if we believe marketing, tax, or investment conditions warrant it. If we cease offering any Variable Account, we will provide any required notice or receive any required approval from Policy Owners or the SEC, as applicable.

If we make any changes to Variable Accounts or substitution of Funds, we can make appropriate changes to this Policy or any of our other policies, by appropriate endorsement, to reflect the change or substitution.

If we believe it is in the best interests of people holding voting rights under the Policies and we meet any required regulatory approvals we can do the following:

•    Operate the Separate Account as a management investment company, unit investment trust, or any other form permitted under securities or other laws

•    Register or deregister the Separate Account under securities law

•    Combine the Separate Account with one of our other separate accounts or our affiliates’ separate accounts

•    Combine one or more Variable Accounts

•    Create a committee, board or other group to manage the Separate Account

•    Change the classification of any Variable Account.

Taxes we pay

We may be charged for state and local taxes. Currently, we pay these taxes because they are small amounts with respect to the Policy. If these taxes increase significantly, we may deduct them from the Separate Account.

We may charge the Separate Account for any federal, state and local taxes that apply to the Separate Account or to our operations. This could happen if our tax status or the tax treatment of variable life insurance changes.

Voting Rights

We are the legal owner of the shares of the Funds that are held by the Variable Accounts. We may vote on any matter at shareholder meetings of the Funds. However, we are required by law to vote as you instruct on the shares relating to your allocation in a Variable Investment Option. This is called your voting interest.

Your voting interest is calculated as of a day set by the Board of Trustees or Board of Directors of a Fund, called the record date. Your voting interest equals the Accumulated Value in a Variable Investment Option divided by the net asset value of a share of the corresponding Fund. Fractional shares are included. If allowed by law, we may change how we calculate your voting interest.

We will send you documents from the Fund called proxy materials. They include information about the items you will be voting on and forms for you to give us your instructions. We will vote shares held in the Separate Account for which we do not receive voting instructions in the same proportion as all other shares in the Fund held by the Separate Account for which we have received timely instructions. If we do not receive any voting instructions for the shares in a separate account, we will vote the shares in the same proportion as the total votes for all of our separate accounts for which we have received timely instructions. As a result of proportional voting, the votes cast by a small number of policy owners may determine the outcome of a vote.

We will vote shares of any Fund we hold in our General Account in the same proportion as the total votes for all of our separate accounts, including this Separate Account. We will vote shares of any Fund held by any of our non-insurance affiliates in the same proportion as the total votes for all of our separate accounts and those of our insurance affiliates.

If the law changes to allow it, we can vote as we wish on shares of the Fund(s) held in the Separate Account.

When required by state insurance regulatory authorities, we may disregard voting instructions that:

•    Would change a Fund’s investment objective or subclassification

•    Would approve or disapprove an investment advisory contract.

We may disregard voting instructions on a change initiated by Policy Owners that would change a Fund’s investment policy, investment adviser or Fund manager if:

•    Our disapproval is reasonable

•    We determine in good faith that the change would be against state law or otherwise be inappropriate, considering the Fund’s objectives and purpose, and considering what effect the change would have on us.

If we disregard any voting instructions, we will include a summary of the action we took and our reasons for it in the next report to Policy Owners.

Distribution Arrangements

Pacific Select Distributors, LLC (“PSD”), a broker-dealer and our subsidiary, pays various forms of sales compensation to broker-dealers (including other affiliates) that solicit applications for the Policies. PSD also may reimburse other expenses associated with the promotion and solicitation of applications for the Policies.

We offer the Policies for sale through broker-dealers that have entered into selling agreements with PSD. Broker-dealers sell the Policies through their life insurance producers who have been appointed by us to sell our products. PSD pays compensation to broker-dealers for the promotion and sale of the Policies. The individual life insurance producer who sells you a Policy typically will receive a portion of the compensation, under the representative’s own arrangement with his or her broker-dealer.

Commissions are based on “target” premiums we determine. The commissions we pay vary with the agreement, but the most common schedule of commissions we pay is:

•                  113% of premiums paid in the first 24 policy months up to the first target premium

•                  5% of premiums paid in excess of target premium in policy year 1

•                  5% of premiums paid in policy years 2-10

•                  1.5% of premiums paid in policy years 11+

A target premium is a hypothetical premium that is used only to calculate commissions. It varies with the Death Benefit Option you choose, the Age of the Insured on the Policy Date, and the sex and Risk Class of the Insured. A Policy’s target premium is generally derived relative to the seven-pay premium at issue. Before you buy a Policy, you can ask us or your life insurance producer for a personalized Illustration that shows you the seven-pay premium.

Your life insurance producer typically receives a portion of the compensation that is payable to his or her broker-dealer in connection with the Policy, depending on the agreement between your life insurance producer and his or her firm. Pacific Life is not involved in determining that compensation arrangement, which may present its own incentives or conflicts. You may ask your life insurance producer how he/she will personally be compensated for the transaction.

In addition to the commissions described above, we and/or an affiliate may pay additional cash compensation from our/their own resources in connection with the promotion and solicitation of applications for the Policies by some, but not all, broker-dealers. The additional cash compensation based on premium payments generally does not exceed 14.50% of first target premium and 1% of premiums paid thereafter. Such additional compensation may give Pacific Life greater access to life insurance producers of the broker-dealers that receive such compensation. While this greater access provides the opportunity for training and other educational programs so that your life insurance producer may serve you better, this additional compensation also may afford Pacific Life a “preferred” status at the recipient broker-dealer and provide some other marketing benefit such as website placement, access to life insurance producer lists, extra marketing assistance, or other heightened visibility and access to the broker-dealer’s sales force that otherwise influences the way that the broker-dealer and the life insurance producer market the Policies.

We may also provide compensation to broker-dealers for providing ongoing service in relation to Policies that have already been purchased.

Additional Compensation and Revenue Sharing

To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, selling broker dealers may receive additional payments in the form of cash, other special compensation or reimbursement of expenses, sometimes called “revenue sharing”. These additional compensation or reimbursement arrangements may include, for example, payments in connection with the firm’s “due diligence” examination of the Policies, payments for providing conferences or seminars, sales or training programs for invited life insurance producers and other employees, payments for travel expenses, including lodging, incurred by life insurance producers and other employees for such seminars or training programs, seminars for the public, advertising and sales campaigns regarding the Policies, and payments to assist a firm in connection with its administrative systems, operations and marketing expenses and/or other events or activities sponsored by the firms. Subject to applicable FINRA rules and other applicable laws and regulations, PSD and its affiliates may contribute to, as well as sponsor, various educational programs, or promotions in which participating firms and their sales persons may receive prizes such as merchandise, cash, or other awards. Such additional compensation may give us greater access to life insurance producers of the broker-dealers that receive such compensation or may otherwise influence the way that a broker-dealer and life insurance producer market the Policies.

These arrangements may not be applicable to all firms, and the terms of such arrangements may differ between firms. We provide additional information on special compensation or reimbursement arrangements involving selling firms and other financial institutions in the SAI, which is available upon request. Any such compensation, which may be significant at times, will not result in any additional direct charge to you by us.

The compensation and other benefits provided by PSD or its affiliates, may be more or less than the overall compensation on similar or other products. This may influence your life insurance producer or broker-dealer to present this Policy over other investment vehicles available in the marketplace. You may ask your life insurance producer about these differing and divergent interests, how he/she is personally compensated and how his/her broker-dealer is compensated for soliciting applications for the Policy.

We may agree to waive or reduce some or all of such charges and/or credit additional amounts under our Policies, for those Policies sold to persons who meet criteria established by us, who may include current and retired officers, directors and employees of us and our affiliates, trustees of the Pacific Select Fund, life insurance producers and employees of broker/dealers with a current selling agreement with us and their affiliates, and immediate family members of such persons (“Eligible Persons”). We will credit additional amounts to Policies owned by Eligible Persons. If such Policies are purchased directly through Pacific Select Distributors, LLC (PSD), Eligible Persons will not be afforded the benefit of services of any other broker/dealer and will bear the responsibility of determining whether a variable life insurance Policy, optional benefits and underlying Investment Options are appropriate, taking into consideration age, income, net worth, tax status, insurance needs, financial objectives, investment goals, liquidity needs, time horizon, risk tolerance and other relevant information. In addition, Eligible Persons who purchased their Policy through PSD, must contact us directly with servicing questions, Policy changes and other matters relating to their Policies.

The amount credited to Policies owned by Eligible Persons will equal the reduction in expenses we enjoy by not incurring brokerage commissions in selling such Policies, with the determination of the expense reduction and of such crediting being made in accordance with our administrative procedures. These credits will be added to an eligible persons Policy after the Free Look Transfer Date has occurred, or, if premiums are paid using the monthly Electronic Funds Transfer plan, on the first Policy Anniversary.

Fund managers of the underlying Funds available under this Policy may help pay for conferences or meetings sponsored by us or PSD relating to management of the Funds and our variable life insurance products.

Please refer to the SAI for additional information on distribution arrangements and the conflicts of interest that they may present.

State Regulation

On September 1, 2005, Pacific Life redomesticated to Nebraska. We are subject to the laws of the state of Nebraska governing insurance companies and to regulations issued by the Commissioner of Insurance of Nebraska. In addition, we are subject to the insurance laws and regulations of the other states and jurisdictions in which we are licensed or may become licensed to operate.

An annual statement in a prescribed form must be filed with the Commissioner of Insurance of Nebraska and with regulatory authorities of other states on or before March 1st in each year. This statement covers our operations for the preceding year and our financial condition as of December 31st of that year. Our affairs are subject to review and examination at any time by the Commissioner of Insurance or his agents, and subject to full examination of our operations at periodic intervals.

Legal Proceedings and Legal Matters

In the ordinary course of business, we, like other insurance companies, are subject to various legal proceedings (including class actions). It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding, however, at the present time, we believe that we, the Separate Account, and PSD are not involved in any legal proceeding that would have a material adverse effect on the Separate Account, the ability of PSD to perform its duties as distributor, or on our ability to meet our obligations under the Policy.

Financial Statements

Pacific Life’s financial statements and the financial statements of Pacific Select Exec Separate Account are contained in the Statement of Additional Information.

APPENDIX: FUNDS AVAILABLE UNDER THE POLICY

The following is a list of Funds available under the Policy. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time. You can also request this information at no cost by calling (800) 347-7787 or by sending an email request to PolicyService@PacificLife.com.

The current expenses and performance information below reflects fees and expenses of the Funds, but do not reflect the other fees and expenses that your Policy may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Fund’s past performance is not necessarily an indication of future performance.

Investment Objective	Fund; Advisor (Subadvisor)	Current Expenses	Average Annual Total Returns (as of 12/31/21)
			1 Year	5 Year	10 Year
Seeks to achieve long-term capital appreciation.	DFA VA International Small Portfolio; Dimensional Fund Advisors LP	[ ]%	[ ]%	[ ]%	[ ]%
Seeks to achieve a stable real return in excess of the rate of inflation with a minimum of risk.	DFA VA Short-Term Fixed Portfolio; Dimensional Fund Advisors LP	[ ]%	[ ]%	[ ]%	[ ]%
Seeks to provide investment results that correspond to the aggregate price and interest performance of the debt securities in the Bloomberg Barclays U.S. Aggregate Bond Index.	Fidelity® VIP Bond Index Portfolio Initial Class; Fidelity Management & Research Company LLC	[ ]%	[ ]%	[ ]%	[ ]%
Seeks as high a level of current income as is consistent with preservation of capital and liquidity.	Fidelity® VIP Government Money Market Portfolio Service Class; Fidelity Management & Research Company LLC	[ ]%	[ ]%	[ ]%	[ ]%
Seeks to provide investment results that correspond to the total return of foreign developed and emerging stock markets.	Fidelity® VIP International Index Portfolio Initial Class; Fidelity Management & Research Company LLC	[ ]%	[ ]%	[ ]%	[ ]%
Seeks to provide investment results that correspond to the total return of a broad range of U.S. stocks.	Fidelity® VIP Total Market Index Initial Class; Fidelity Management & Research Company LLC	[ ]%	[ ]%	[ ]%	[ ]%
Seeks long-term growth of capital by investing primarily in securities of companies that meet the Fund’s environmental, social and governance (ESG) criteria.	Neuberger Berman Sustainable Equity Portfolio Class I; Neuberger Berman Investment Advisers LLC	[ ]%	[ ]%	[ ]%	[ ]%

Investment Objective	Fund; Advisor (Subadvisor)	Current Expenses	Average Annual Total Returns (as of 12/31/21)
			1 Year	5 Year	10 Year
Seeks investment results that correspond to the total return of common stocks that are publicly traded in the U.S.	Pacific Select Fund Equity Index Portfolio Class P; Pacific Life Fund Advisors LLC (BlackRock Investment Management, LLC)	[ ]%	[ ]%	[ ]%	[ ]%
Seeks long-term growth of capital and low to moderate income, while giving consideration to certain environmental, social, and governance (“ESG”) criteria.	Pacific Select Fund ESG Diversified Portfolio Class P; Pacific Life Fund Advisors LLC	[ ]%[1]	[ ]%	[ ]%	[ ]%
Seeks to provide capital appreciation.	Pacific Select Fund Hedged Equity Portfolio Class P; Pacific Life Fund Advisors LLC (J. P. Morgan Investment Management Inc.)	[ ]%[1]	[ ]%	[ ]%	[ ]%
Seeks current income and moderate growth of capital.	Pacific Select Fund Pacific Dynamix — Conservative Growth Portfolio Class P; Pacific Life Fund Advisors LLC	[ ]%[1]	[ ]%	[ ]%	[ ]%
Seeks moderately high, long-term growth of capital with low, current income.	Pacific Select Fund Pacific Dynamix — Growth Portfolio Class P; Pacific Life Fund Advisors LLC	[ ]%[1]	[ ]%	[ ]%	[ ]%
Seeks long-term growth of capital and low to moderate income.	Pacific Select Fund Pacific Dynamix — Moderate Growth Portfolio Class P; Pacific Life Fund Advisors LLC	[ ]%[1]	[ ]%	[ ]%	[ ]%
Seeks investment results that correspond to the total return of an index of small-capitalization companies.	Pacific Select Fund Small-Cap Index Portfolio Class P; Pacific Life Fund Advisors LLC (BlackRock Investment Management, LLC)	[ ]%	[ ]%	[ ]%	[ ]%
Seeks to provide a high level of current income.	Vanguard® VIF High Yield Bond Portfolio; Wellington Management Company, LLP	[ ]%	[ ]%	[ ]%	[ ]%
Seeks to track the performance of a benchmark index that measures the investment return of mid-capitalization stocks.	Vanguard® VIF Mid-Cap Index Portfolio; The Vanguard Group, Inc.	[ ]%	[ ]%	[ ]%	[ ]%

Investment Objective	Fund; Advisor (Subadvisor)	Current Expenses	Average Annual Total Returns (as of 12/31/21)
			1 Year	5 Year	10 Year

Seeks to provide a high level of income and moderate long-term capital appreciation by tracking the performance of a benchmark index that measures the performance of publicly traded equity REITs and other real estate-related investments.

	Vanguard® VIF Real Estate Index Portfolio; The Vanguard Group, Inc.	[ ]%	[ ]%	[ ]%	[ ]%

1 To help limit Fund expenses, Fund advisers have contractually agreed to reduce investment advisory fees or otherwise reimburse certain Funds which reflect temporary fee reductions. There can be no assurance that Fund expense waivers or reimbursements will be extended beyond their current terms as outlined in each Fund prospectus, and they may not cover certain expenses such as extraordinary expenses. See each Fund prospectus for complete information regarding these arrangements.

APPENDIX: STATE LAW VARIATIONS

Certain Policy features described in this Prospectus may vary or may not be available in your state. The state in which your Policy is issued governs whether or not certain features, Riders, charges or fees are available or will vary under your Policy. These variations are reflected in your Policy and in Riders or Endorsements to your Policy. See your life insurance producer or contact us for specific information that may be applicable to your state.

YOUR FREE LOOK RIGHT

Free Look Right

For policies issued in California, the Policy’s free look period is 30 days from date of delivery as of the Policy effective date if:

•    An individual Policyowner is Age 60 or older; or

•    The Policyowner is either a Guardian, a Custodian or an Individual Trust, and the Insured is age 60 and over.

During the 30-day free look period, we will hold the Net Premiums in the Fidelity® VIP Government Money Market Variable Account. On the day following the end of the 30-day free look period, we will automatically transfer the Accumulated Value in the Fidelity® VIP Government Money Market Variable Account to the Investment Options you chose. This automatic transfer to your Investment Option allocation choices is excluded from the transfer limitations described later in this prospectus. If you exercise your Free Look Right during the 30-day free look period, we will refund the greater of premium payments received during the Free-Look period or the Policy’s Accumulated Value, plus any Policy charges and fees deducted, less any Policy Debt. You may specifically direct that, during the 30-day free look period, all Net Premiums received will be immediately allocated to the Investment Options identified in your most recent Allocation Instructions. You may do this:

•    On your application

•    In writing any time prior to the end of the 30-day free look period.

If you specifically request your Net Premiums be immediately allocated to the Investment Options, and you exercise your Free Look Right during the 30-day free look period, the amount of your refund may be more or less than the premium payments you have made. Your refund will be calculated as of the day we or your life insurance producer receive your request and the Policy. The refund will be:

•    Any charges or taxes we have deducted from your premiums

•    The Net Premiums allocated to the Fixed Account

•    The Accumulated Value allocated to the Variable Investment Options

•    Any monthly charges and fees we have deducted from your Policy’s Accumulated Value in the Variable Investment Options.

For policies issued as an internal replacement in Michigan or Pennsylvania, you may return this policy within 45 days of policy delivery.

For policies issued in Florida, you may return this policy within 14 days of policy delivery.

For policies issued in North Dakota, you may return this policy within 20 days of policy delivery.

The table below shows which states do or do not require refund of premiums paid.

Return of Premium	Return of Accumulated Value + Loads + Charges[1]
FL; ND; SC; SD	AK; AL; AR; AZ; CA; CO; CT; DC; DE; GA; HI; IA; ID; IL; IN; KS; KY; LA; MA; MD; ME; MI; MN; MO; MS; MT; NC; NE; NH; NJ; NM; NV; OH; OK; OR; PA; RI; TN; TX; UT; VA; VT; WA; WI; WV; WY

1 In California, for ages 60+ and if we’ve not received a written request for immediate investment in variable options, premium is returned for a free look surrender.

TIMING OF PAYMENTS, FORMS AND REQUESTS

For policies issued in California, Florida, North Dakota, and South Dakota, the additional annual interest rate for Death Benefit Proceeds delayed for more than 31 calendar days is the following:

California: 1%

Florida: The Moody’s Corporate Bond Yield Average — Monthly Average Corporate rate which may vary.

North Dakota: 1%

South Dakota: 4%

YOUR INVESTMENT OPTIONS

Fixed Option

For policies issued in Florida, we reserve the right to limit the amount allocated to the General Account (which includes the Fixed Account) to $100,000 per policy.

HOW MUCH YOU CAN BORROW

Taking Out a Loan

For policies issued in Florida, there is no minimum loan amount.

PAYING THE DEATH BENEFIT IN THE CASE OF SUICIDE

Suicide Exclusion

For policies issued in Colorado and North Dakota, the suicide exclusion period is one year.

ABOUT PACIFIC LIFE

How Our Accounts Work — General Account

For policies issued in Florida, we reserve the right to limit the amount allocated to the General Account (which includes the Fixed Account) to $100,000 per policy.

WHERE TO GO FOR MORE INFORMATION

You will find additional information about the Policy and Pacific Select Exec Separate Account in the Statement of Additional Information (“SAI”) dated [     ], 2022. The SAI has been filed with the SEC and is considered to be part of this prospectus because it is incorporated by reference.

You can get a copy of the SAI without charge, upon request, by calling (800)347-7787, or you can view it online at https://www.pacificlife.com/home/products/life-insurance/variable-universal-life-insurance/prospectuses-and-other-reports.html. Reports and other information about Pacific Select Exec Separate Account are available on the SEC website at http://www.sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

You may contact us at the number below to request information or make inquiries about the Policy.

If you ask us, we will provide you with one or more Illustrations. Illustrations may help you understand how your Policy’s Death Benefit, Cash Surrender Value and Accumulated Value would vary over time based on different assumptions. You can get one Policy Illustration free of charge per Policy Year by calling or writing to us. We reserve the right to charge $25 for additional Illustrations.

How to Contact Us

Pacific Life Insurance Company
P.O. Box 2030
Omaha, Nebraska 68103-2030

(800) 347-7787
5 a.m. through 5 p.m. Pacific time
www.PacificLife.com

We accept faxes or emails for both Variable and Fixed Account transaction requests (transfers, allocation changes, rebalancing) and also Policy loans at:

(866) 398-0467
Transactions@pacificlife.com

PREMIUM PAYMENTS
Unless you receive premium notices via list bill, send premiums (other than initial premium) to:
Pacific Life Insurance Company
P.O. Box 100957
Pasadena, California 91189-0957

FINRA Public Disclosure Program

FINRA provides investor protection education through its website and printed materials. The FINRA regulation website address is www.finra.org. An investor brochure that includes information describing the BrokerCheck program may be obtained from FINRA. The FINRA BrokerCheck hotline number is (800) 289-9999. FINRA does not charge a fee for the BrokerCheck program services.

EDGAR Contract No. [        ]

STATEMENT OF ADDITIONAL INFORMATION

[    ], 2022

PACIFIC LEGACY SURVIVORSHIP VUL

PACIFIC SELECT EXEC SEPARATE ACCOUNT

Pacific Legacy Survivorship VUL is a last survivor flexible premium variable universal life insurance policy issued by Pacific Life Insurance Company.

This Statement of Additional Information (SAI) is not a prospectus and should be read in conjunction with the Policy’s prospectus, dated [    ], 2022, which is available without charge upon written or telephone request to Pacific Life or at www.PacificLife.com. Terms used in this SAI have the same meanings as in the prospectus, and some additional terms are defined particularly for this SAI. This SAI is incorporated by reference into the Policy’s prospectus.

Pacific Life Insurance Company

P.O. Box 2030

Omaha, NE 68103

(800) 800-7681

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY	1
How We Are Organized	1
The Separate Account	1
PREMIUM LIMITATIONS	1
Modified Endowment Contract	1
Increasing the Net Amount At Risk	2
TRANSFER SERVICES	2
Dollar Cost Averaging	2
Portfolio Rebalancing	2
First Year Transfer	3
Fixed Option Interest Sweep	3
MORE INFORMATION ON POLICY CHARGES	3
Underwriting Methods and Nonstandard Ratings	3
Cost of Insurance	4
MORE ON VARIABLE LIFE INSURANCE AND YOUR TAXES	4
Mortality and Expense Charges	4
Investor Control	4
Comparison to Taxable Investments	5
MORE ON THE POLICIES	5
Distribution Arrangements	5
Performance	6
Financial Statements	7
Independent Registered Public Accounting Firm and Independent Auditors	7
Financial Statements of Pacific Select Exec Separate Account	SA-1
Financial Statements of Pacific Life Insurance Company	PL-1

i

GENERAL INFORMATION AND HISTORY

How We Are Organized

Pacific Life was established on January 2, 1868 under the name, Pacific Mutual Life Insurance Company of California. It was reincorporated as Pacific Mutual Life Insurance Company on July 22, 1936. On September 1, 1997, Pacific Life converted from a mutual life insurance company to a stock life insurance company. Pacific Life redomesticated to Nebraska on September 1, 2005. Pacific Life is a subsidiary of Pacific LifeCorp, a holding company, which in turn is a subsidiary of Pacific Mutual Holding Company, a mutual holding company.

Under their charters, Pacific Mutual Holding Company must always hold at least 51% of the outstanding voting stock of Pacific LifeCorp. Pacific LifeCorp must always own 100% of the voting stock of Pacific Life. Owners of Pacific Life’s annuity contracts and life insurance policies have certain membership interests in Pacific Mutual Holding Company. They have the right to vote on the election of the Board of Directors of the mutual holding company and on other matters. They also have certain rights if the mutual holding company is liquidated or dissolved.

The Separate Account

The Separate Account was established on May 12, 1988 under California law under the authority of our Board of Directors, and is now governed by the laws of the State of Nebraska as a result of Pacific Life’s redomestication to Nebraska on September 1, 2005. It is registered with the SEC as a type of investment company called a unit investment trust. The SEC does not oversee the administration or investment practices or policies of the Separate Account.

The Separate Account is not the only investor in the Funds. Investments in the Funds by other separate accounts for variable annuity contracts and variable life insurance contracts could cause conflicts. For more information, please see the Statement of Additional Information for the Funds.

Pursuant to Commodity Futures Trading Commission Rule 4.5, Pacific Life has claimed an exclusion from the definition of the term “commodity pool operator” under the Commodity Exchange Act. Therefore, it is not subject to registration or regulation as a commodity pool operator under the Commodity Exchange Act.

PREMIUM LIMITATIONS

Federal tax law puts limits on the amount of premium payments you can make in relation to your Policy’s Death Benefit. These limits apply in the following situations.

Modified Endowment Contract

A life insurance policy will become a Modified Endowment Contract if the sum of premium payments made during the first seven contract years, less a portion of withdrawals, exceeds the seven-pay limit defined in Section 7702A of the Internal Revenue Code. You will find a detailed discussion of Modified Endowment Contracts in VARIABLE LIFE INSURANCE AND YOUR TAXES in the prospectus.

Unless you have told us in writing that you want your Policy to become a Modified Endowment Contract, we will remove all or part of the premium payment from your Policy as of the day we applied it and return it to you. We will also adjust the Death Benefit retroactively to that date to reflect the reduction in premium payments. If we receive such a premium within 30 days before your Policy Anniversary, we will hold it and apply it to your Policy on the Policy Anniversary.

In both of these situations, if we remove an excess premium from your Policy, we will return the premium amount to you no later than 60 days after the end of the Policy Year. We may adjust the amount for interest or for changes in Accumulated Value that relate to the amount of the excess premium we are returning to you.

If we do not return the premium amount to you within that time, we will increase your Policy’s Death Benefit retroactively, to the day we applied the premium, and prospectively so that it is always the amount necessary to ensure your Policy qualifies as life insurance, or to prevent it from becoming a Modified Endowment Contract. If we

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increase your Death Benefit, we will adjust cost of insurance or Rider charges retroactively and prospectively to reflect the increase.

Increasing the Net Amount At Risk

An increase in the Net Amount At Risk occurs if the Policy’s Death Benefit is equal to the Minimum Death Benefit, or would be equal to it once we apply your premium payment. We may choose to accept your premium payment in this situation, but before we do so, we may require satisfactory evidence of the insurability of the Insured.

TRANSFER SERVICES

You may only participate in one transfer service at any time.

Dollar Cost Averaging

Our dollar cost averaging service allows you to make scheduled transfers of $50 or more between Variable Investment Options without paying a transfer fee. Here is how the service works:

•                   You can set up this service at any time while your Policy is In Force.

•                   You need to complete a request form to enroll in the service. You may enroll by telephone or electronically if we have your completed telephone and electronic authorization on file.

•                   You must have at least $5,000 in a Variable Investment Option to start the service.

•                   We will automatically transfer Accumulated Value from one Variable Investment Option to one or more of the other Variable Investment Options you have selected.

•                   We will process transfers as of the end of the Business Day on your Policy’s monthly, quarterly, semi-annual or annual anniversary, depending on the interval you have chosen. We will not make the first transfer until after the Free Look Transfer Date in states that require us to return your premiums if you exercise your Free Look Right.

•                   We will not charge you for the dollar cost averaging service or for transfers made under this service, even if we decide to charge you in the future for transfers outside of the service, except if we have to by law.

•                   We have the right to discontinue, modify or suspend the service at any time.

•                   We will keep making transfers at the intervals you have chosen until one of the following happens:

•                   the total amount you have asked us to transfer has been transferred

•                   there is no more Accumulated Value in the Investment Option you are transferring from

•                   your Policy enters the Grace Period and is in danger of lapsing

•                   we receive your Written Request to cancel the service

•                   we discontinue the service.

Portfolio Rebalancing

The portfolio rebalancing service automatically transfers your Policy’s Accumulated Value among the Variable Investment Options according to your original percentage allocations. Here is how the service works:

•                   You can set up this service at any time while your Policy is In Force.

•                   You enroll in the service by completing a request form to enroll in the service.

•                   Unless you choose a different start date, your first rebalancing will take place at the end of the Business Day we receive your request. Subsequent rebalancing will take place at the end of the Business Day on your Policy’s monthly, quarterly, semi-annual or annual anniversary, depending on the interval you chose.

•                   You must be invested in two or more Variable Investment Options in order to elect portfolio rebalancing. The Fixed Account is not included in portfolio rebalancing.

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•                   We will not make the first transfer until after the Free Look Transfer Date, if your Policy was issued in a state that requires us to return your premiums if you exercise your Free Look Right.

•                   If you cancel this service, you must wait 30 days to begin it again.

•                   We do not charge for the portfolio rebalancing service, and we do not currently charge for transfers made under this service.

•                   We can discontinue, suspend or change the service at any time.

First Year Transfer

Our first year transfer service allows you to make transfers from the Fixed Account to the Variable Investment Options during the first 12 Policy months from the date your initial premium is applied to your Policy. Here is how the service works:

•                   You enroll in the service when you apply for your Policy using the New Business Variable Life Optional Services form.

•                   You choose amounts to be transferred for 12 months from the payment date.

•                   Transfers under the first year transfer service take place on your Policy’s Monthly Payment Date, starting on the first Monthly Payment Date following the Free Look Transfer Date.

•                   If you sign up for this service, we will waive the usual transfer limit for the Fixed Account during the first 12 Policy months from the date your initial premium is applied to your Policy.

•                   If the Accumulated Value in the Fixed Account is less than the amount to be transferred, we will transfer the balance and then cancel the service.

•                   If there is Accumulated Value remaining in the Fixed Account at the end of the service, the transfer limitations for the Fixed Account will apply.

•                   We do not charge for the first year transfer service, and we do not currently charge for transfers made under this service.

Fixed Option Interest Sweep

The Fixed Option interest sweep service allows you to make scheduled transfers of the accumulated interest earnings from the Fixed Account to the Variable Investment Options. Here is how the service works:

•                   You can set up this service at any time while your Policy is In Force.

•                   You enroll in the service by sending us a Written Request.

•                   You may enroll by telephone or electronically if we have your completed telephone and electronic authorization on file.

•                   If you cancel this service, you must wait 30 days to begin it again.

•                   We do not charge for the Fixed Option interest sweep service, and we do not currently charge for transfers made under this service.

•                   We can discontinue, suspend or change the service at any time.

•                   Interest earnings transferred from the Fixed Account to the Variable Investment Options are excluded from the transfer limitations.

MORE INFORMATION ON POLICY CHARGES

Underwriting Methods and Nonstandard Ratings

We normally use the medical or paramedical method to assign underwriting or insurance Risk Classes, which may require a medical examination.

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The guaranteed rates include the insurance risks associated with insuring one person. They are calculated using 2017 Commissioners Standard Ordinary Mortality Tables. The rates are also based on the Age and sex of the Insured.

If we determine from the application for insurance, or any later evidence of insurability, that the Insured presents a risk not accounted for by our standard Risk Classes, typically due to medical history, profession or hobby, we may still issue a Coverage Layer with higher or additional charges, referred to as a nonstandard rating. Most insurance companies have a similar process. The Policy charges may be increased by a nonstandard table factor. In certain cases, there may be an additional flat-rate charge for a period specified at the time the Coverage Layer is issued. If we determine that a nonstandard rating applies to your Coverage Layer, you will be notified of the applicable charges, inclusive of any additional rate or charge, at the time the Coverage Layer is issued.

Cost of Insurance

As described in the prospectus under YOUR POLICY’S ACCUMULATED VALUE, for Cost of Insurance Charge purposes, the Net Amount At Risk is equal to the Death Benefit as of the most recent Monthly Payment Date divided by 1.0008295, less the Accumulated Value on the Monthly Payment Date before any Monthly Deductions are deducted. We then prorate the Net Amount At Risk for each Coverage Layer in the same proportion that the Face Amount of each Coverage Layer bears to the Total Face Amount for all Coverage Layers. The Net Amount At Risk for each Coverage Layer is multiplied by the current cost of insurance rate for that Coverage Layer.

MORE ON VARIABLE LIFE INSURANCE AND YOUR TAXES

This discussion about taxes is based on our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (IRS). It is based on the Internal Revenue Code (the Tax Code) and does not cover any state or local tax laws. This is not a complete discussion of all federal income tax questions that may arise under the Policy. There are special rules that we do not include here that may apply in certain situations.

We do not make any guarantees about the tax status of your Policy, and you should not consider the discussion that follows to be tax advice. Speak to a qualified tax advisor for complete information about federal, state and local taxes that may apply to you.

We do not know whether the current treatment of life insurance policies under current federal income tax or estate or gift tax laws will continue. We also do not know whether the current interpretations of the laws by the IRS or the courts will remain the same. Future legislation may adversely change the tax treatment of life insurance policies, other tax consequences described in this discussion and in the Policy prospectus section VARIABLE LIFE INSURANCE AND YOUR TAXES or tax consequences that relate directly or indirectly to life insurance policies.

Mortality and Expense Charges

The Tax Code and tax regulations impose limitations on unreasonable mortality and expense charges for purposes of determining whether a policy qualifies as life insurance for federal tax purposes. For life insurance policies entered into on or after October 21, 1988, these calculations must be based upon reasonable mortality charges and other charges reasonably expected to be actually paid.

While the Treasury Department has issued proposed regulations about reasonable standards for mortality charges, the standards that apply to joint survivor life insurance policies are not entirely clear. While we believe that our mortality costs and other expenses used in calculating whether the Policy qualifies as life insurance are reasonable under current laws, we cannot be sure that the IRS agrees with us. We can change our mortality charges if we believe the changes are needed to ensure that your Policy qualifies as a life insurance policy.

Investor Control

For a variable life insurance policy to qualify for tax deferral, assets in the separate accounts supporting the Policy must be considered to be owned by the insurance company and not by the policy owner. Under current U.S. tax law, if a policy owner has excessive control over the investments made by a separate account, or the underlying fund, the policy owner will be taxed currently on income and gains from the account or fund. In other words, in such a case of

4

“investor control” the policy owner would not derive the tax benefits normally associated with variable life insurance.

The application of the investor control doctrine is subject to some uncertainty. Generally, according to the IRS, there are two ways that impermissible investor control may exist. The first relates to the design of the Policy or the relationship between the Policy and a separate account or underlying fund. For example, at various times, the IRS has focused on, among other factors, the number and type of investment choices available pursuant to a given Policy, whether the Policy offers access to funds that are available to the general public, the number of transfers that a policy owner may make from one investment option to another, and the degree to which a policy owner may select or control particular investments.

With respect to this first aspect of investor control, we believe that the design of our Policies and the relationship between our Policies and the Funds satisfy the current view of the IRS on this subject, such that the investor control doctrine should not apply. However, because of some uncertainty with respect to this subject and because the IRS may issue further guidance on this subject, we reserve the right to make such changes as we deem necessary or appropriate to reduce the risk that your Policy might not qualify as a life insurance policy for tax purposes.

The second way that impermissible investor control might exist concerns your actions. Under case law and IRS guidance, you may not select or control particular investments, other than choosing among broad investment choices such as selecting a particular Fund. You may not select or direct the purchase or sale of a particular investment of a Fund. All investment decisions concerning the Fund(s) must be made by the portfolio manager for such Fund in his or her sole and absolute discretion, and not by the policy owner.

Furthermore, you may not communicate directly or indirectly with such a portfolio manager or any related investment officers concerning the selection, quality, or rate of return of any specific investment or group of investments held by a Fund.

Finally, the IRS may issue additional guidance on the investor control doctrine, which might further restrict your actions or features of the Policy. Such guidance could be applied retroactively. If any of the rules outlined above are not complied with, the IRS may seek to tax you currently on income and gains from a Fund such that you would not derive the tax benefits normally associated with variable life insurance. Although highly unlikely, such an event may have an adverse impact on the Fund and other Policies. We urge you to consult your own tax advisor with respect to the application of the investor control doctrine.

Comparison to Taxable Investments

With respect to taxable investments, current tax law generally provides for a maximum tax rate for individual taxpayers, or entities taxed at the individual level, of 20% on long-term capital gains and on certain “qualifying dividends” on corporate stock. The long-term capital gains rate does not apply to corporations. Corporations pay tax based upon the corporate tax rate, which, depending upon income, may be higher than the long-term capital tax rate for individuals. An individual taxpayer will also have to satisfy a more than 60-day holding period with respect to any distributions of qualifying dividends in order to obtain the benefit of the lower tax rate. Earnings from non-qualifying dividends, interest income, other types of ordinary income and short-term capital gains will be taxed at the ordinary income tax rate applicable to the taxpayer.

These rules mean that for policyholders who are individuals the tax-related advantage of life insurance compared to certain taxable investments is reduced because the tax burden applicable to long-term capital gains and from certain “qualifying dividends” on corporate stock may be less than the individual’s ordinary income tax rate which is applied to taxable distributions from a life insurance Policy.

MORE ON THE POLICIES

Distribution Arrangements

Pacific Select Distributors, LLC (PSD), our subsidiary, acts as the distributor of the Policies. PSD is located at 700 Newport Center Drive, Newport Beach, California 92660. PSD is registered as a broker-dealer with the SEC and is a member of FINRA. We pay PSD for acting as distributor under a distribution agreement. We and PSD enter into

5

selling agreements with broker-dealers whose registered representatives are authorized by state insurance departments to sell the Policies. Currently, the offering is on a continuous basis.

Because this Policy was not offered before 2022, PSD was not paid any underwriting commissions with regard to this Policy.

PSD or an affiliate pays various sales compensation to broker-dealers that solicit applications for the Policies. PSD or an affiliate also may provide reimbursement for other expenses associated with the promotion and solicitation of applications for the Policies. More information on commissions paid to broker-dealers is in the ABOUT PACIFIC LIFE – Distribution Arrangements section in the Prospectus.

As of [    ], 2021, the following firms have arrangements in effect with PSD pursuant to which the firms are entitled to receive a revenue sharing payment: AIG, Equitable Advisors LLC, Benefit Funding, CBIZ, Cadaret Grant & Co Inc, Cambridge Inv Research Inc, Capital Investment Group, Cetera Advisors LLC, Cetera Advisors Networks LLC, Cetera Financial Specialists LLC, Cetera Investment Services LLC, Commonwealth Financial Network Equity, CPS Financial & Insurance Services Inc, CUSO Financial Services LP, FAS CORP, First Allied Sec Inc, FSC Securities Corp, First Heartland Capital Corporation, Futurity First Insurance, Independent Financial Group, Kestra Investment Services LLC, Linsco Private Ledger Corp, Lion Street Financial LLC, M Holdings Securities, Next Financial Group Inc, PensionMark Securities LLC, P J Robb Variable Corp, ProEquities, Prudential Annuities Distributor Inc, Royal Alliance, Sagepoint Financial Inc, Saybrus Equity Svcs Inc, Securian Financial Services, Securities America, Simplicity Financial Investment Services Inc, Sorrento Pacific Financial LLC, The Huntington Investment Company, The Leaders Group, Transamerica Financial, Triad Advisors Inc., United Planners, Western International Securities, Woodbury Financial Services, and World Equity Group.

We or our affiliates may also pay other override payments, expense allowances and reimbursements, bonuses, wholesaler fees, and training and marketing allowances. Such payments may offset the broker-dealer’s expenses in connection with activities that it is required to perform, such as educating personnel and maintaining records. Life insurance producers may also receive non-cash compensation such as expense-paid educational or training seminars involving travel within and outside the U.S. or promotional merchandise.

All of the compensation described in this section, and other compensation or benefits provided by us or our affiliates, may be more or less than the overall compensation on similar or other products and may influence your life insurance producer or broker-dealer to present this Policy over other investment options. You may ask your life insurance producer about these differing and divergent interests and how he/she and his/her broker-dealer are compensated for selling the Policy.

Portfolio managers of the underlying portfolios of Pacific Select Fund available under this Policy may from time to time bear all or a portion of the expenses of conferences or meetings sponsored by Pacific Life or PSD that are attended by, among others, life insurance producers of PSD, who would receive information and/or training regarding the Fund’s portfolios and their management by the portfolio managers in addition to information respecting the variable annuity and/or life insurance products issued by Pacific Life and its affiliates. Other persons may also attend all or a portion of any such conferences or meetings, including directors, officers and employees of Pacific Life, officers and trustees of Pacific Select Fund, and spouses/guests of the foregoing. The Pacific Select Fund’s Board of Trustees may hold meetings concurrently with such a conference or meeting. The Pacific Select Fund pays for the expenses of the meetings of its Board of Trustees, including the pro rata share of expenses for attendance by the Trustees at the concurrent conferences or meetings sponsored by Pacific Life or PSD. Additional expenses and promotional items may be paid for by Pacific Life and/or portfolio managers. PSD serves as the Pacific Select Fund’s distributor.

Performance

Performance information may appear in advertisements, sales literature, or reports to Policy Owners or prospective buyers.

Information about performance of any Variable Account of the Separate Account reflects only the performance of a hypothetical Policy. The calculations are based on allocating the hypothetical Policy’s Accumulated Value to the Variable Account during a particular time period.

6

Performance information is no guarantee of how a Fund or Variable Account will perform in the future. You should keep in mind the investment objectives and policies, characteristics and quality of the Fund in which the Variable Account invests, and the market conditions during the period of time that’s shown.

We may show performance information in any way that’s allowed under the law that applies to it. This may include presenting a change in Accumulated Value due to the performance of one or more Variable Accounts, or as a change in a Policy Owner’s Death Benefit.

We may show performance as a change in Accumulated Value over time or in terms of the average annual compounded rate of return on Accumulated Value. This would be based on allocating premium payments for a hypothetical Policy to a particular Variable Account over certain periods of time, including one year, or from the day the Variable Account started operating. If a Fund has existed for longer than its corresponding Variable Account, we may also show the hypothetical returns that the Variable Account would have achieved had it invested in the Fund from the day the Fund started operating.

Performance may reflect the deduction of all Policy charges including premium load, the cost of insurance, the administrative charge, and the mortality and expense risk charge. The different Death Benefit Options will result in different expenses for the cost of insurance, and the varying expenses will result in different Accumulated Values.

Performance may also reflect the deduction of the surrender charge, if it applies, by assuming the hypothetical Policy is surrendered at the end of the particular period. At the same time, we may give other performance figures that do not assume the Policy is surrendered and do not reflect any deduction of the surrender charge.

We may also show performance of the underlying Funds based on the change in value of a hypothetical investment over time or in terms of the average annual compounded return over time. Performance of the Fund(s) will not reflect the deduction of Policy charges. If Policy charges were reflected, the performance would be lower.

In our advertisements, sales literature and reports to Policy Owners, we may compare performance information for a Variable Account to:

•                   other variable life separate accounts, mutual funds, or investment products tracked by research firms, rating services, companies, publications, or persons who rank separate accounts or investment products on overall performance or other criteria

•                   the Consumer Price Index, to assess the real rate of return from buying a Policy by taking inflation into consideration

•                   various indices that are unmanaged.

Reports and promotional literature may also contain our rating or a rating of our claims paying ability. These ratings are set by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

Financial Statements

The financial statements of Pacific Select Exec Separate Account of Pacific Life as of December 31, 2021 and for each of the periods presented are included in this SAI. Pacific Life’s statutory basis financial statements as of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021 are included in this SAI. These financial statements should be considered only as bearing on the ability of Pacific Life to meet its obligations under the Policies and not as a bearing on the investment performance of the assets held in the Separate Account.

Independent Registered Public Accounting Firm and Independent Auditors

The financial statements of Pacific Select Exec Separate Account of Pacific Life Insurance Company as of December 31, 2021 and for each of the periods presented have been audited by [       ], independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The statutory basis financial statements of Pacific Life Insurance Company as of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021 have been audited by [       ], independent

7

auditors, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The business address of [             ].

[FINANCIAL STATEMENTS TO COME]

8

Form No. [     ]

PACIFIC SELECT EXEC SEPARATE ACCOUNT

PART C: OTHER INFORMATION (Legacy SVUL)

Item 30. Exhibits

(1)	Board of Directors Resolution

(a)

Resolution of the Board of Directors of the Depositor dated November 22, 1989 and copies of the Memoranda concerning Pacific Select Exec Separate Account dated May 12, 1988 and January 26, 1993. Filed as part of the Registration Statement on Form N-6 on September 10, 2004, File No. 333-118913, Accession Number 0000892569-04-000869. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000089256904000869/a01082exv99w1xay.htm

(b)

Resolution of the Board of Directors of Pacific Life Insurance Company authorizing conformity to the terms of the current Bylaws. Filed as part of the Registration Statement on Form N-6 on September 10, 2004, File No. 333-118913, Accession Number 0000892569-04-000869. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000089256904000869/a01082exv99w1xby.htm

(2)	Custodian Agreements

Inapplicable

(3)	Underwriting Contracts

(a)

Distribution Agreement between Pacific Life Insurance Company, Pacific Life & Annuity Company and Pacific Select Distributors, Inc. (PSD); Filed as part of the Registration Statement on Form N-6 on May 27, 2011, File No. 333-172851, Accession Number 0000950123-11-054590. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000095012311054590/a58731a1exv99wx3yxay.htm

(b)

Form of Selling Agreement Between Pacific Mutual Distributors, Inc. and Various Broker-Dealers; Filed as part of the Registration Statement on Form N-6 on September 10, 2004, File No. 333-118913, Accession Number 0000892569-04-000869. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000089256904000869/a01082exv99w3xby.htm

(c)

Distribution Agreement Between Pacific Select Distributors, Inc. and T. Rowe Price Investment Services, Inc.; Filed as part of the Registration Statement on Form N-6 on April 19, 2005, File No. 033-21754, Accession Number 0000892569-05-000254. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000089256905000254/a05877a1exv99wx3yxcy.htm

(1)

First Amendment to Distribution Agreement; Included in Registrant’s Form N-6, File No. 333-231309, Accession No. 0001104659-20-047475 filed April 16, 2020, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465920047475/a20-9361_1ex99d3c1.htm

(d)

Distribution Agreement between Pacific Life Insurance Company, Pacific Life & Annuity Company and Pacific Select Distributors, LLC (PSD) (Amended and Restated); Included in Registrant’s Form N-6, File No. 333-150092, Accession No. 0001104659-17-024492 filed April 19, 2017, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465917024492/a16-17361_1ex99d3d.htm

(4)	Contracts

	(a)	Last Survivor Flexible Premium Variable Universal Life Insurance Policy (form ICC22 P22SVL);

(1) Specifications pages (form ICC22 S22PLS);

(b)

Short-Term No-Lapse Guarantee Rider (form ICC21 R21SNL); Filed as part of the Registration Statement on Form N-6 on July 21, 2022, File No. 333-260417, Accession Number 0001104659-22-081445. This exhibit can be found at https://www.sec.gov/Archives/edgar/data/832908/000110465922081445/a22-21244_1ex99d4c.htm

(c)

Estate Preservation Rider (ICC13 R13EPR); Filed as part of Registration Statement on Form N-6 via EDGAR on February 7, 2014, File No. 333-153027, Accession Number 0001193125-14-040524. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000119312514040524/d655662dex994o.htm

(d)

Enhanced Policy Split Option Rider (form R17ESO); Included in Registrant’s Form N-6, File No. 333-153027, Accession No. 0001104659-17-046296 filed April 20, 2017, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465917046296/a17-18002_1485apos.htm

(e)

Conversion Rider (form ICC13 R13CON); Filed as part of the Registration Statement on Form N-6 on February 7, 2014, File No. 333-153022, Accession Number 0001193125-14-040507. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000119312514040507/d655724dex994o.htm

(f)

Policy Split Option Rider (form R03PSO); Filed as part of Registration Statement on Form N-6 via EDGAR on July 11, 2003, File No. 333-106969, Accession Number 0001017062-03-001515. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000101706203001505/dex994c.txt

(g)

Accelerated Death Benefit Rider For Terminal Illness —Last Survivor (ICC13 R13TIS)(Terminal Illness Rider – Last Survivor); Filed as part of Registration Statement on Form N-6 via EDGAR on February 7, 2014, File No. 333-153027, Accession Number 0001193125-14-040524. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000119312514040524/d655662dex994q.htm

(h)

Accelerated Death Benefit Rider for Chronic and Terminal Illness (form ICC18 R18ADB) (Premier Living Benefits 2 Rider); Filed as part of the Registration Statement on Form N-6 on May 9, 2019, File No. 333-231309, Accession Number 0001104659-19-028108, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465919028108/a19-9294_1ex99d4q.htm

(1)

Specifications pages (form ICC18 S18ADB); Filed as part of the Registration Statement on Form N-6 on May 9, 2019, File No. 333-231309, Accession Number 0001104659-19-028108, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465919028108/a19-9294_1ex99d4q1.htm

(5)	Applications

	(a)	Application for Flexible Premium Variable Life Insurance Policy & General Questionnaire; [TO BE FILED]

(6)	Depositor’s Certificate of Incorporation and By-Laws

(a)

Bylaws of Pacific Life Insurance Company; Filed as part of the Registration Statement on Form N-6 on September 10, 2004, File No. 333-118913, Accession Number 0000892569-04-000869. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000089256904000869/a01082exv99w6xby.htm

(b)

Articles of Incorporation of Pacific Life Insurance Company; Filed as part of the Registration Statement on Form N-6 on September 10, 2004, File No. 333-118913, Accession Number 0000892569-04-000869. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000089256904000869/a01082exv99w6xay.htm

(c)

Restated Articles of Incorporation of Pacific Life Insurance Company; Filed as part of the Registration Statement on Form N-6 on December 6, 2005, File No. 333-118913, Accession Number 0000892569-05-001150. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000089256905001150/a14958exv99wx6yxcy.htm

(d)

Bylaws of Pacific Life Insurance Company As Amended Effective September 1, 2005; Filed as part of the Registration Statement on Form N-6 via EDGAR on December 6, 2005, File No. 333-118913, Accession Number 0000892569-05-001150. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000089256905001150/a14958exv99wx6yxdy.htm

(7)	Reinsurance Contracts

(a)

Reinsurance Agreement with RGA Reinsurance Company Effective December 1, 2008; Filed as part of the Registration Statement on Form N-6 on December 13, 2019, File No. 333-231309, Accession Number 0001104659-19-072404. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465919072404/a19-25055_1ex99d7a.htm

(1)

Amendments 1 and 2 to Reinsurance Agreement; Filed as part of the Registration Statement on Form N-6 on December 13, 2019, File No. 333-231309, Accession Number 0001104659-19-072404. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465919072404/a19-25055_1ex99d7a1.htm

(2)

Amendment 3 to Reinsurance Agreement (portions of this amendment have been omitted) ; Filed as part of the Registration Statement on Form N-6 on December 13, 2019, File No. 333-231309, Accession Number 0001104659-19-072404. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465919072404/a19-25055_1ex99d7a2.htm

(3)

Amendments 4 through 17 to Reinsurance Agreement; Filed as part of the Registration Statement on Form N-6 on December 13, 2019, File No. 333-231309, Accession Number 0001104659-19-072404. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465919072404/a19-25055_1ex99d7a3.htm

(b)

Reinsurance Agreement with Swiss Re Life & Health America Inc. Effective December 1, 2008; Filed as part of the Registration Statement on Form N-6 on December 13, 2019, File No. 333-231309, Accession Number 0001104659-19-072404. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465919072404/a19-25055_1ex99d7b.htm

(1)

Amendments 1 through 3 to Reinsurance Agreement; Filed as part of the Registration Statement on Form N-6 on December 13, 2019, File No. 333-231309, Accession Number 0001104659-19-072404. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465919072404/a19-25055_1ex99d7b1.htm

(2)

Amendment 4 to Reinsurance Agreement (portions of this amendment have been omitted) ; Filed as part of the Registration Statement on Form N-6 on December 13, 2019, File No. 333-231309, Accession Number 0001104659-19-072404. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465919072404/a19-25055_1ex99d7b2.htm

(3)

Amendments 5 through 17 to Reinsurance Agreement; Filed as part of the Registration Statement on Form N-6 on December 13, 2019, File No. 333-231309, Accession Number 0001104659-19-072404. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465919072404/a19-25055_1ex99d7b3.htm

(c)

Reinsurance Agreement with Munich American Reassurance Company Effective December 1, 2008; Filed as part of the Registration Statement on Form N-6 on December 13, 2019, File No. 333-231309, Accession Number 0001104659-19-072404. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465919072404/a19-25055_1ex99d7c.htm

(1)

Amendments 1 through 16 to Reinsurance Agreement; Filed as part of the Registration Statement on Form N-6 on December 13, 2019, File No. 333-231309, Accession Number 0001104659-19-072404. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465919072404/a19-25055_1ex99d7c1.htm

(d)

Reinsurance Agreement with SCOR Global Life USA Reinsurance Company (formerly Generali USA Life Reassurance Company) Effective December 1, 2008; Filed as part of the Registration Statement on Form N-6 on December 13, 2019, File No. 333-231309, Accession Number 0001104659-19-072404. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465919072404/a19-25055_1ex99d7d.htm

(1)

Amendments 1 and 2 to Reinsurance Agreement; Filed as part of the Registration Statement on Form N-6 on December 13, 2019, File No. 333-231309, Accession Number 0001104659-19-072404. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465919072404/a19-25055_1ex99d7d1.htm

(2)

Amendment 3 to Reinsurance Agreement (portions of this amendment have been omitted); Filed as part of the Registration Statement on Form N-6 on December 13, 2019, File No. 333-231309, Accession Number 0001104659-19-072404. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465919072404/a19-25055_1ex99d7d2.htm

(3)

Amendments 4 through 16 to Reinsurance Agreement; Filed as part of the Registration Statement on Form N-6 on December 13, 2019, File No. 333-231309, Accession Number 0001104659-19-072404. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465919072404/a19-25055_1ex99d7d3.htm

(8)	Participation Agreements

(a)

Participation Agreement between Pacific Life Insurance Company and Pacific Select Fund; Filed as part of the Registration Statement on Form N-6 on September 10, 2004, File No. 333-118913, Accession Number 0000892569-04-000869. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000089256904000869/a01082exv99w8xay.htm

(1)

Exhibit B to the Pacific Select Fund Participation Agreement; Included in Registrant’s Form N-4, File No. 333-160772, Accession No. 0001193125-14-310473 filed August 15, 2014, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/935823/000119312514310473/d767546dex998qq.htm

(b)

Participation Agreement with Fidelity Variable Insurance Products (Variable Insurance Products Funds, Variable Insurance Products Fund II, Variable Insurance Products Fund III); Filed as part of the Registration Statement on Form N-6 on February 10, 2005, File No. 333-118913, Accession Number 0000892569-05-000054. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000089256905000054/a05030exv99wx8yxby.htm

(1)

Form of Amendment to Fidelity Distributors Corporation Participation Agreement; Filed as part of the Registration Statement on Form N-6 on September 28, 2007, File No. 333-118913, Accession Number 0000892569-07-001219. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000089256907001219/a34112exv99wx8yxyy.htm

(2)

Second Amendment to Fidelity Distributors Corporation Participation Agreement; Filed as part of the Registration Statement on Form N-6 on April 23, 2012, File No. 333-150092, Accession Number 000950123-12-006370. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000095012312006370/a59859bexv99wx8yxxyx2y.htm

(3)

Third Amendment to Fidelity Distributors Corporation Participation Agreement; Included as part of the Registration Statement on Form N-6, File No. 333-231309, filed on July 31, 2019, Accession No. 0001104659-19-042835, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465919042835/a19-13237_1ex99d8t3.htm

(4)

Fourth Amendment to Fidelity Distributors Corporation Participation Agreement; Included in Registrant’s Form N-6, File No. 333-231309, Accession No. 0001104659-20-047475 filed April 16, 2020, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465920047475/a20-9361_1ex99d8t4.htm

(5)

Fifth Amendment to Fidelity Distributors Corporation Participation Agreement; Included in Registrant’s Form N-6, File No. 333-238780, Accession No. 0001104659-20-108573 filed September 25, 2020, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465920108573/a20-31614_1ex99d8b5.htm

(c)

Service Contract with Fidelity Distributors Corporation; Filed as part of the Registration Statement on Form N-6 on February 10, 2005, File No. 333-118913, Accession Number 0000892569-05-000054. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000089256905000054/a05030exv99wx8yxcy.htm

(d)

Amendment to Fidelity Investments Institutional Operations Company, Inc. Service Agreement; Filed as part of the Registration Statement on Form N-6 on July 30, 2021, File No. 333-255746, Accession Number 0001104659-21-098029. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465921098029/a21-23543_1ex99d8d.htm

(e)

Form of Amendment to Fidelity Distributors Corporation Service Contract; Filed as part of the Registration Statement on Form N-6 on September 28, 2007, File No. 333-118913, Accession Number 0000892569-07-001219. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000089256907001219/a34112exv99wx8yxaay.htm

(f)

Participation Agreement with DFA Investment Dimensions Group Inc.; Filed as part of the Registration Statement on Form N-6 on May 9, 2019, File No. 333-231309, Accession Number 0001104659-19-028108, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465919028108/a19-9294_1ex99d8ww.htm

(1)

First Amendment to Participation Agreement; Included in Registrant’s Form N-6, File No. 333-238780, Accession No. 0001104659-20-108573 filed September 25, 2020, and incorporated by reference herein. This exhibit can be found at https://www.sec.gov/Archives/edgar/data/832908/000110465920108573/a20-31614_1ex99d8f1.htm

(g)

Participation Agreement with Vanguard Variable Insurance Fund; Filed as part of the Registration Statement on Form N-6 on May 14, 2020, File No. 333-231311, Accession Number 0001104659-20-061462, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465920061462/a20-19511_5ex99d8yy.htm

(h)

Participation Agreement with Neuberger Berman; Filed as part of the Registration Statement on Form N-6 on April 15, 2013, File No. 333-172851, Accession Number 0000950123-13-002255, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000095012313002255/a30080bexv99w8xrry.htm

(1)

First Amendment to Participation Agreement; Included in Registrant’s Form N-6, File No. 333-172851, Accession No. 0001193125-15-304332 filed on August 27, 2015, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000119312515304332/d33130dex998rr1.htm

(i)

Distribution and Administrative Services Agreement (Amended and Restated) with Neuberger Berman; Filed as part of the Registration Statement on Form N-6 on August 27, 2015, File No. 333-172851, Accession Number 0001193125-15-304332, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000119312515304332/d33130dex998aaa.htm

(9)	Administrative Contracts

Inapplicable

(10)	Other Material Contracts

Inapplicable

(11)	Legal Opinion

Opinion and consent of legal officer of Pacific Life as to legality of policies being registered;

(12)	Actuarial Opinion

Consent of Independent Registered Public Accounting Firm and Consent of Independent Auditors [TO BE FILED]

(13)	Calculation

Inapplicable

(14)	Other Opinions

Inapplicable

(15)	Omitted Financial Statements

Inapplicable

(16)	Initial Capital Agreements

Inapplicable

(17)	Redeemability Exemption

Memorandum describing Pacific Life Insurance Company’s issuance, transfer and redemption procedures for the Policies pursuant to Rule 6e-3(T)(b)(12)(iii);

(18)

Powers of Attorney; Included in Registrant’s Form N-6, File No. 333-255746, Accession No.0001104659-22-048840 filed April 22, 2022, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465922048840/a22-9572_1ex99d18.htm

(19)	Form of Initial Summary Prospectus

Inapplicable

Item 31. Directors and Officers of Pacific Life

Name and Address	Positions and Offices with Pacific Life
Darryl D. Button	Director, Chairman, President, Chief Executive Officer and Chief Financial Officer
Adrian S. Griggs	Director, Executive Vice President and Chief Operating Officer
Jason Orlandi	Director, Executive Vice President and General Counsel
Dawn M. Behnke	Executive Vice President
Joshua D Scott	Senior Vice President and Chief Accounting Officer
Jane M. Guon	Vice President and Secretary
Craig W. Leslie	Vice President and Treasurer

The address for each of the persons listed above is as follows:

700 Newport Center Drive Newport Beach, California 92660

Item 32. Persons Controlled by or Under Common Control with Pacific Life or Pacific Select Exec Separate Account

The following is an explanation of the organization chart of Pacific Life’s subsidiaries:

Pacific Life is a Nebraska Stock Life Insurance Company wholly-owned by Pacific LifeCorp (a Delaware Stock Holding Company), which is, in turn, 100% owned by Pacific Mutual Holding Company (a Nebraska Mutual Insurance Holding Company).

PACIFIC LIFE, SUBSIDIARIES & AFFILIATED ENTERPRISES LEGAL STRUCTURE

_

	Jurisdiction of Incorporation or Organization	Percentage of Ownership by its Immediate Parent
Pacific Mutual Holding Company	Nebraska
Pacific LifeCorp	Delaware	100
Pacific Life Insurance Company	Nebraska	100
Pacific Life & Annuity Company	Arizona	100
Pacific Life Purchasing LLC	Delaware	100
Pacific Select Distributors, LLC	Delaware	100
Pacific Asset Holding LLC	Delaware	100
Pacific TriGuard Partners LLC	Delaware	100
Grayhawk Golf Holdings, LLC	Delaware	95
Grayhawk Golf L.L.C.	Arizona	100
Las Vegas Golf I, LLC	Delaware	100
Angel Park Golf, LLC	Nevada	100
PL/KBS Fund Member, LLC	Delaware	100
Wildflower Member, LLC	Delaware	100
Epoch-Wildflower, LLC	Florida	100
GW Member LLC	Delaware	100
GW Apartments LLC	Delaware	90
PL TOR Member LLC	Delaware	100
2803 Riverside Apartment Investors, LLC	Delaware	90
PL Denver Member, LLC	Delaware	100
1776 Curtis, LLC	Delaware	70
PL Timberlake Member, LLC	Delaware	100
80 South Gibson Road Apartment Investors, LLC	Delaware	90
PL Van Buren Member, LLC	Delaware	100
1035 Van Buren Holdings, L.L.C.	Delaware	43
PL Lakemont Member, LLC	Delaware	100
Overlook at Lakemont Venture LLC	Delaware	88
PL Teravista Member, LLC	Delaware	100
700 Main Street LLC	Delaware	100
PL Brier Creek Member, LLC	Delaware	100
Brier Creek Investors JV LLC	Delaware	90
PL One Jefferson Member, LLC	Delaware	100
One Jefferson Venture LLC	Delaware	90
PL Savannah Member, LLC	Delaware	100
PL Redland Member, LLC	Delaware	100
Redland Road Apartment Investors, LLC	Delaware	90
PL Spectrum Member, LLC	Delaware	100
9242 West Russell Road Apartment Investors, LLC	Delaware	90
PL Mortgage Fund, LLC	Delaware	100
PL Andate Member, LLC	Delaware	100
Andante Venture LLC	Delaware	90
PL Beardslee Member, LLC	Delaware	100
Village at Beardslee Investor, LLC	Delaware	90
PL Monterone Member, LLC	Delaware	100
Monterone Apartment Investor, LLC	Delaware	90
PL Reno Member, LLC	Delaware	100
NPLC BV Manager LLC	Delaware	81
PL Wabash Member, LLC	Delaware	100
THC 1333 S. Wabash LLC	Delaware	90
PL Alara Member, LLC	Delaware	100
Greenwood Village Apartment Investors, LLC	Delaware	90
PL Kierland Member, LLC	Delaware	100
T&L Apartment Investor, LLC	Delaware	90
PL Wardman Member, LLC	Delaware	100
Wardman Hotel Owner, L.L.C.	Delaware	100
PL Peoria Member, LLC	Delaware	100

205 Peoria Street Owner, LLC	Delaware	100
PL Elk Meadows Member, LLC	Delaware	100
Elk Meadows JV LLC	Delaware	60
PL Stonebriar Member, LLC	Delaware	100
Stonebriar Apartment Investor, LLC	Delaware	90
PL Deer Run Member, LLC	Delaware	100
Deer Run JV LLC	Delaware	60
PL Tessera Member, LLC	Delaware	100
Tessera Venture LLC	Delaware	90
PL Vantage Member, LLC	Delaware	100
Vantage Post Oak Apartments, LLC	Delaware	90
PL Fairfax Gateway Member, LLC	Delaware	100
Fairfield Fairfax Gateway LLC	Delaware	90
PL 922 Washington Owner, LLC	Delaware	100
PL Hana Place Member, LLC	Delaware	100
Hana Place JV LLC	Delaware	60
PL LasCo Owner, LLC	Delaware	100
PL Wilshire Member, LLC	Delaware	100
Wilshire Apartment Investors, LLC	Delaware	90
PL Cedarwest Member, LLC	Delaware	100
Cedarwest JV LLC	Delaware	60
PL Tupelo Member, LLC	Delaware	100
Tupelo Alley Apartment Investors, LLC	Delaware	90
PL Aster Member, LLC	Delaware	100
Alston Manor Investors JV LLC	Delaware	90
PL Anthology Member, LLC	Delaware	100
Anthology Venture LLC	Delaware	100
Anthology Owner LLC	Delaware	100
Anthology CEA Owner LLC	Delaware	100
PL Trelago Member, LLC	Delaware	100
Trelago Way Investors JV LLC	Delaware	100
PL 803 Division Street Member, LLC	Delaware	100
Nashville Gulch Venture LLC	Delaware	100
Nashville Gulch Owner LLC	Delaware	100
PL Little Italy Member, LLC	Delaware	100
Little Italy Apartments LLC	Delaware	69.1848
PL Gramax Member, LLC	Delaware	100
ASI Gramax LLC	Delaware	90
PL Walnut Creek Member, LLC	Delaware	100
Del Hombre Walnut Creek Holdings LLC	Delaware	75
PL Dairies Owner, LLC	Delaware	100
PL SFR HD Member, LLC	Delaware	100
SFR JV-HD LP	Delaware	33.33
SFR JV-HD Equity LCC	Delaware	100
SFR JV-HD Property LLC	Delaware	100
PL Adley Member, LLC	Delaware	100
Redwood PL Adley LLC	Delaware	90
DD 6075 Roswell LLC	Georgia	100
PL GAAV Member, LLC	Delaware	100
Greystar Active Adult Venture I, LP	Delaware	45
GS AA Riverwalk HoldCo, LLC	Delaware	100
GS AA Riverwalk Owner, LLC	Delaware	100
GS AA Stapleton HoldCo, LLC	Delaware	100
GS AA Stapleton Owner, LLC	Delaware	100
GS AA San Marcos HoldCo, LLC	Delaware	100
GS AA San Marcos Owner, LLC	Delaware	100
GS AA Vistas HoldCo LLC	Delaware	100
GS AA Vistas Owner LLC	Delaware	100
GS AA Kierland HoldCo LLC	Delaware	100
GS Kierland Owner LLC	Delaware	100
PL Fountain Springs Member, LLC	Delaware	100
Fountain Springs JV LLC	Delaware	80

Fountain Springs LLC	Colorado	100
PL SFR MLS Member, LLC	Delaware	100
SFR JV-2 LP	Delaware	16.13
SFR JV-2 Equity LLC	Delaware	100
SFR JV-2 Property LLC	Delaware	100
PL Hawkins Press Member, LLC	Delaware	100
Hawkins Press Investors JV, LLC	Delaware	85
PL Wilder Member, LLC	Delaware	100
Redwood PL Wilder, LLC	Delaware	90
RPL Wilder, LLC	Delaware	100
PL Allston Yard Member, LLC	Delaware	100
Allston Yards Apartments, LLC	Delaware	80
PL Arkins Member, LLC	Delaware	100
2950 Arkins Owner, LLC	Delaware	90
2950 Arkins Commercial, LLC	Delaware	100
2950 Arkins Residential, LLC	Delaware	100
PL Bromwell Member, LLC	Delaware	100
Bromwell Investors LLC	Delaware	90
Bromwell Owner LLC	Delaware	100
PL Loso Member, LLC	Delaware	100
South & Hollis Investors JV LLC	Delaware	85
KA Loso Investors LLC	Delaware	54.613
KA LOSO Holdings LLC	Delaware	100
PL Tranquility Lake Member, LLC	Delaware	100
Tranquility Lake Apartment Partners, LLC	Delaware	90
Tranquility Lake Apartments, LLC	Delaware	100
PL Milieu Guarantor, LLC	Delaware	100
PL Park Row Member, LLC	Delaware	100
Park Row Apartment Partners, LLC	Delaware	90
Park Row Apartments, LLC	Delaware	100
PL Towerview Member, LLC	Delaware	100
Preston Ridge Holdings JV LLC	Delaware	85
PL DTC Member, LLC	Delaware	100
Confederation Life Insurance and Annuity Company	Georgia	100
Pacific Global Asset Management LLC (Formerly known as Pacific Asset Advisors LLC)	Delaware	100
Cadence Capital Management LLC	Delaware	100
Cadence Global Equity GP LLC#	Delaware	100
Pacific Asset Management LLC	Delaware	100
PAM Bank Loan GP LLC#	Delaware	100
PAM CLO Opportunities GP LLC#	Delaware	100
Pacific Global Advisors LLC	Delaware	100
Pacific Private Fund Advisors LLC	Delaware	100
Pacific Co-Invest Credit I GP LLC #	Delaware	100
Pacific Co-Invest Credit II GP LLC #	Delaware	100
Pacific Co-Invest Opportunities I GP LLC #	Delaware	100
Pacific Co-Invest Opportunities II GP LLC #	Delaware	100
Pacific Private Credit II GP LLC #	Delaware	100
Pacific Private Credit III GP LLC #	Delaware	100
Pacific Private Credit IV GP LLC #	Delaware	100
Pacific Private Credit V GP LLC #	Delaware	100
Pacific Private Equity I GP LLC #	Delaware	100
Pacific Private Equity Opportunities II GP LLC #	Delaware	100
Pacific Private Equity Opportunities III GP LLC #	Delaware	100
Pacific Private Equity Opportunities V GP LLC #	Delaware	100
Pacific Private Feeder III GP, LLC #	Delaware	100
Pacific Private Feeder IV GP, LLC #	Delaware	100
Pacific Private Equity Opportunities IV GP LLC #	Delaware	100
PPFA Credit Opportunities I GP LLC #	Delaware	100
CAA-PPFA Equity Opportunities I GP LLC #	Delaware	100
Pacific Life Fund Advisors LLC	Delaware	100
Pacific Life Trade Receivable GP LLC # (Formerly known as PAM Trade Receivable GP LLC)	Delaware	100

Pacific Alliance Reinsurance Company of Vermont	Vermont	100
Pacific Baleine Reinsurance Company	Vermont	100
Pacific Private Equity Incentive Allocation LLC	Delaware	100
Pacific Life Aviation Holdings LLC	Delaware	100
Aviation Capital Group Holdings, Inc.	Delaware	100
Pacific Life & Annuity Services, Inc.	Missouri	100
Bella Sera Holdings, LLC	Delaware	100
Pacific Life Re Holdings LLC	Delaware	100
Pacific Life Re Global Limited (Formerly known as Pacific Life Reinsurance (Barbados) Ltd.)	Bermuda	100
Pacific Life Re International Limited	Bermuda	100
Pacific Life Re (Australia) Pty Limited	Australia	100
Pacific Life Re Holdings Limited	England	100
Pacific Life Re Limited	England	100
Pacific Life Holdings Bermuda Limited	Bermuda	100
Pacific Life Services Bermuda Limited	Bermuda	100
Pacific Life Re Services Singapore Pte. Limited	Singapore	100
Pacific Life Re Services Limited	England	100
UnderwriteMe Limited	England	100
UnderwriteMe Technology Solutions Limited	England	100
UnderwriteMe North America Corp.	Delaware	100
UnderwriteMe Australia Pty Limited	Australia	100
Pacific Life Services Canada Limited	Canada	100

__________________________________

# = Abbreviated structure

Item 33. Indemnification

(a) The Distribution Agreement between Pacific Life Insurance Company, Pacific Life & Annuity Company (collectively referred to as “Pacific Life”) and Pacific Select Distributors, LLC (PSD) provides substantially as follows:

Pacific Life shall indemnify and hold harmless PSD and PSD’s officers, directors, agents, controlling persons, employees, subsidiaries and affiliates for all attorneys’ fees, litigation expenses, costs, losses, claims, judgments, settlements, fines, penalties, damages, and liabilities incurred as the direct or indirect result of: (i) negligent, dishonest, fraudulent, unlawful, or criminal acts, statements, or omissions by Pacific Life or its employees, agents, officers, or directors; (ii) Pacific Life’s breach of this Agreement; (iii) Pacific Life’s failure to comply with any statute, rule, or regulation; (iv) a claim or dispute between Pacific Life and a Broker/Dealer (including its Representatives) and/or a Contract owner. Pacific Life shall not be required to indemnify or hold harmless PSD for expenses, losses, claims, damages, or liabilities that result from PSD’s misfeasance, bad faith, negligence, willful misconduct or wrongful act.

PSD shall indemnify and hold harmless Pacific Life and Pacific Life’s officers, directors, agents, controlling persons, employees, subsidiaries and affiliates for all attorneys’ fees, litigation expenses, costs, losses, claims, judgments, settlements, fines, penalties, damages and liabilities incurred as the direct or indirect result of: (i) PSD’s breach of this Agreement; and/or (ii) PSD’s failure to comply with any statute, rule, or regulation. PSD shall not be required to indemnify or hold harmless Pacific Life for expenses, losses, claims, damages, or liabilities that have resulted from Pacific Life’s willful misfeasance, bad faith, negligence, willful misconduct or wrongful act.

(b) The Form of Selling Agreement between Pacific Life, Pacific Select Distributors, LLC (PSD) and Various Broker-Dealers provides substantially as follows:

Pacific Life and PSD agree to indemnify and hold harmless Selling Broker-Dealer and General Agent, their officers, directors, agents and employees, against any and all losses, claims, damages or liabilities to which they may become subject under the 1933 Act, the 1934 Act, or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission to state a material fact required to be stated or necessary to make the statements made not misleading in the registration statement for the Contracts or for the shares of Pacific Select Fund (the “Fund”) filed pursuant to the 1933 Act, or any prospectus included as a part thereof, as from time to time amended and supplemented, or in any advertisement or sales literature approved in writing by Pacific Life and PSD pursuant to Section IV.E. of this Agreement.

Selling Broker-Dealer and General Agent agree to indemnify and hold harmless Pacific Life, the Fund and PSD, their officers, directors, agents and employees, against any and all losses, claims, damages or liabilities to which they may become subject under the 1933 Act, the 1934 Act or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon: (a) any oral or written misrepresentation by Selling Broker- Dealer or General Agent or their officers, directors, employees or agents unless such misrepresentation is contained in the registration statement for the Contracts or Fund shares, any prospectus included as a part thereof, as from time to time amended and supplemented, or any advertisement or sales literature approved in writing by Pacific Life and PSD pursuant to Section IV.E. of this Agreement, (b) the failure of Selling Broker-Dealer or General Agent or their officers, directors, employees or agents to comply with any applicable provisions of this Agreement or (c) claims by Sub-agents or employees of General Agent or Selling Broker- Dealer for payments of compensation or remuneration of any type. Selling Broker-Dealer and General Agent will reimburse Pacific Life or PSD or any director, officer, agent or employee of either entity for any legal or other expenses reasonably incurred by Pacific Life, PSD, or such officer, director, agent or employee in connection with investigating or defending any such loss, claims, damages, liability or action. This indemnity agreement will be in addition to any liability which Broker-Dealer may otherwise have.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (“Act”) may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 34. Principal Underwriters

(a)

PSD also acts as principal underwriter for Pacific Life Insurance Company, on its own behalf and on behalf of its Separate Account I, Separate Account A, Separate Account B, Pacific Select Variable Annuity Separate Account, Pacific Corinthian Variable Separate Account, Pacific Select Exec Separate Account, Pacific COLI Separate Account, Pacific COLI Separate Account II, Pacific COLI Separate Account III, Pacific COLI Separate Account IV, Pacific COLI Separate Account V, Pacific COLI Separate Account VI, Pacific COLI Separate Account X, Pacific COLI Separate Account XI, Pacific Select Separate Account, and Pacific Life & Annuity Company, on its own behalf and on behalf of its Separate Account A, Pacific Select Exec Separate Account, and Separate Account I.

(b)

For information regarding PSD, reference is made to Form B-D, SEC File No. 8-15264, which is herein incorporated by reference. This exhibit can be found at http://brokercheck.finra.org/firm/summary/4452

(c)	PSD retains no compensation or net discounts or commissions from the Registrant.

Item 35. Location of Accounts and Records

The accounts, books and other documents required to be maintained by Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and the rules under that section will be maintained by Pacific Life at 700 Newport Center Drive, Newport Beach, California 92660.

Item 36. Management Services

Inapplicable

Item 37. Fee Representation

REPRESENTATION PURSUANT TO SECTION 26(f) OF THE INVESTMENT COMPANY ACT OF 1940: Pacific Life Insurance Company and Registrant represent that the fees and charges to be deducted under the Variable Life Insurance Policy described in the prospectus contained in this registration statement are, in the aggregate, reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed in connection with the Contract.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has duly caused this Registration Statement on Form N-6 to be signed on its behalf by the undersigned, duly authorized, in the City of Newport Beach, and State of California on September 15, 2022.

PACIFIC SELECT EXEC SEPARATE ACCOUNT
(Registrant)

PACIFIC LIFE INSURANCE COMPANY

By:
Darryl D. Button*
Director, Chairman, President, Chief Executive Officer and Chief Financial Officer

PACIFIC LIFE INSURANCE COMPANY
(Depositor)

By:
Darryl D. Button*
Director, Chairman, President, Chief Executive Officer and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

	Signature	Title	Date

		Director, Chairman, President, Chief Executive Officer and Chief Financial Officer	September 15, 2022
Darryl D. Button*

		Director, Executive Vice President and Chief Operating Officer	September 15, 2022
Adrian S. Griggs*

		Director, Executive Vice President and General Counsel	September 15, 2022
Jason Orlandi*

		Vice President and Secretary	September 15, 2022
Jane M. Guon*

		Executive Vice President	September 15, 2022
Dawn M. Behnke*

		Senior Vice President and Chief Accounting Officer	September 15, 2022
Joshua D Scott*

		Vice President and Treasurer	September 15, 2022
Craig W. Leslie*

*By:	/s/ BRANDON J. CAGE		September 15, 2022
Brandon J. Cage
as attorney-in-fact

(Powers of Attorney are contained in Post-Effective Amendment No. 1 of the Registration Statement filed on Form N-6 for Pacific Select Exec Separate Account, File No. 333-255746, Accession No. 0001104659-22-048840 filed April 22, 2022, as Exhibit 18).